SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2009

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F   ✓                                  Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                                No   ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.	an announcement on 2009 interim results of China Petroleum & Chemical Corporation (the “Registrant”);
2.	an announcement on connected transactions by the Registrant; and
3.	an announcement on continuing connected transactions by the Registrant;

Each made by the Registrant on August 21, 2009.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
 (Stock Code: 386)

Announcement of the 2009 Interim Results

§1	Important Notice

1.1
The Board of Directors and the Supervisory Committee of China Petroleum & Chemical Corporation (“Sinopec Corp.”) and its directors, supervisors and senior management warrant that there are no material omissions, or misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

This announcement is a summary of the interim report. The entire report is also contained in the website of the Shanghai Stock Exchange (www.sse.com.cn) and Sinopec Corp. (www.sinopec.com). The investors should read the interim report for more details.

1.2
No Director, supervisors and senior management has any doubt as to, or the inability to warrant, the truthfulness, accuracy and completeness of the interim report. Mr. Zhang Yaocang, vice chairman of the Board of Sinopec Corp., and Mr. Cao Yaofeng, Director of Sinopec Corp., could not attend the meeting of the Board for reasons of official duties, and authorised Mr. Li Chunguang, Director of Sinopec Corp., to vote on their behalf in respect of the resolutions put forward in the meeting of the Board.

1.3
The financial statements for the six-month period ended 30 June 2009 of Sinopec Corp. and its subsidiaries (“the Company”) prepared in accordance with the PRC Accounting Standards for Business Enterprises (“ASBE”), and International Financial Reporting Standards (“IFRS”) have been audited by KPMG Huazhen and KPMG, respectively, and both firms have issued standard unqualified opinions on the financial statements.

	1.4	There is no occupancy of non-operating funds by the substantial shareholders of Sinopec Corp.

	1.5	There is no breach of regulations, decisions or procedures in relation to provisions of external guarantees by Sinopec Corp.

1.6
Mr. Su Shulin, Chairman of the Board, Mr. Wang Tianpu, President, Mr. Wang Xinhua, Chief Financial Officer and Head of the Corporate Finance Department warrant the authenticity and completeness of the financical statements contained in this announcement.

1

§2	Basic Information of Sinopec Corp.

	2.1	Basic Information of Sinopec Corp.

			SINOPEC	SINOPEC	SINOPEC
		Stock name	CORP	CORP	CORP	¤¤∞ê•Û¤Æ

		Stock code	386	SNP	SNP	600028

		Place of listing	Hong Kong	New York Stock	London Stock	Shanghai Stock
			Stock Exchange	Exchange	Exchange	Exchange

					Secretary to the	Representative
			Authorized Representatives		Board of	on Securities
					Directors	Matters

		Name	Mr. Wang	Mr. Chen Ge	Mr. Chen Ge	Mr. Huang
			Tianpu			Wensheng

		Address	22 Chaoyanmen North Street, Chaoyang District, Beijing, the PRC

		Tel	86-10-59960028	86-10-59960028	86-10-59960028	86-10-59960028

		Fax	86-10-59960386	86-10-59960386	86-10-59960386	86-10-59960386

		E-mail		ir@sinopec.com/media@sinopec.com

2.2	Principal accounting data and financial indicators

2.2.1	Financial data and indicators prepared in accordance with the PRC Accounting Standards for Business Enterprises (“ASBE”)

2

			Changes
	At 30 June	At 31 December	from the end
Items	2009	2008	of last year
	RMB millions	RMB millions	(%)

Total assets	816,342	763,297	6.9
Total equity attributable to equity shareholders of the Company	354,494	329,300	7.7
Net assets per share (RMB) (Fully diluted)	4.089	3.798	7.7
Adjusted net assets per share (RMB)	4.002	3.706	8.0

			Changes over the same period of the preceding year

	Six-month periods ended 30 June
Items	2009	2008
	RMB millions	RMB millions	(%)

Operating profit/(loss)	43,999	(26,023)	—
Profit before taxation	43,768	7,610	475.1
Net profit attributable to equity shareholders of the Company	33,190	7,673	332.6
Net profit before extraordinary gain and loss	33,285	8,351	298.6
Return on net assets (%)	9.36	2.46	6.90
			percentage points
Basic earnings per share (RMB)	0.383	0.088	332.6
Basic earnings per share before extraordinary gain and loss (RMB)	0.384	0.096	298.6
Diluted earnings per share (RMB)	0.380	0.057	566.7
Net cash flow from operating activities	82,370	5,994	1,274.2
Net cash flow from operating activities per share (RMB)

3

2.2.1.2		Extraordinary items and corresponding amounts:

		√ applicable inapplicable

	Six-month period ended 30 June 2009
		Items	(Income)/expense
			RMB millions

		Gain on disposal of fixed assets	(168)
		Employee reduction expenses	7
		Donations	94
		Gain on disposal of long-term equity investments and financial assets	(130)
		Net profit or loss of subsidiaries generated from a business combination involving entities under common control before acquisition date	(62)
		Other non-operating income and expenses	305

		Subtotal	46
		Tax effect	(27)

		Total	19

	Attributable to:	Equity shareholders of the Company	95
		Minority interests	(76)

4

2.2.2	Financial information extracted from the financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”)

				Changes
		Six-month periods		over the same
		ended 30 June		period of the
	Items	2009	2008	preceding year
		RMB millions	RMB millions	(%)

	Operating profit	46,182	6,837	575.5
	Profit attributable to equity shareholders of the Company	33,246	7,682	332.8
	Return on capital employed (%) Note	6.39	1.24	5.15
				percentage points
	Basic earnings per share (RMB)	0.383	0.089	332.8
	Diluted earnings per share (RMB)	0.381	0.057	568.4
	Net cash flow generated from operating activities	79,079	2,393	3,204.6
	Net cash flow generated from operating activities per share (RMB)	0.912	0.028	3,204.6

	Note: Return on capital employed = operating profit x (1 - income tax rate)/capital employed

				Changes
		At 30 June	At 31 December	from the end
	Items	2009	2008	of last year
		RMB millions	RMB millions	(%)

	Total assets	825,201	779,172	5.9
	Total equity attributable to equity shareholders of the Company	353,139	327,889	7.7
	Net assets per share (RMB)	4.073	3.782	7.7
	Adjusted net assets per share (RMB)	3.987	3.690	8.0

2.2.3	Major differences between the audited financial statements prepared under ASBE and IFRS

	√ applicable □ Not applicable

5

2.2.3.1	Analysis of effects of major differences between the net profit under ASBE and the profit for the period under IFRS

		Six-month periods ended 30 June
	Items	2009	2008
		RMB millions	RMB millions

Net profit under ASBE	34,650	7,749
Adjustments:
Reduced amortisation on revaluation of land use rights	15	15
Government grants	51	—
Effects of the above adjustments on taxation	(3)	(4)

Profit for the period under IFRS	34,713	7,760

2.2.3.2	Analysis of effects of major differences between the shareholders’ equity under ASBE and total equity under IFRS:

		At 30 June	At 31 December
	Items	2009	2008
		RMB millions	RMB millions

ggg	Shareholders’ equity under ASBE	376,760	350,166
	Adjustments:
	Revaluation of land use rights	(997)	(1,012)
	Government grants	(861)	(912)
	Effects of the above adjustments on taxation	297	300

	Total equity under IFRS	375,199	348,542

6

§3	Changes in share capital and shareholdings of the principal shareholders

	3.1	Statement of changes in share capital

		□ applicable √ inapplicable

	3.2	Top ten shareholders and shareholders of shares without selling restrictions

As at 30 June 2009, there were a total of 993,515 shareholders of Sinopec Corp., of which 986,394 were holders of A Shares and 7,121 were holders of H Shares. The public float of Sinopec Corp. satisfied the minimum requirements under The Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”).

		Top ten shareholders			Unit: 1,000 Shares

				As a percentage	Number of
				of total	shares held	Number	Number of
				shares	at the end	of shares	shares
			Nature of	at the end of	of reporting	with selling	pledged or
		Name of Shareholders	shareholders	reporting period	period	restrictions	lock-ups
				(%)

		China Petrochemical Corporation	State-owned share	75.84	65,758,044	57,087,800	0
		HKSCC (Nominees) Limited	H share	19.24	16,679,365	0	Unknown
		Guotai Junan Securities Co., Ltd	A share	0.44	37,7906	0	0
		China Life Insurance Company Limited- Dividend-Individual Dividend-005L-FH002 Shanghai	A share	0.22	190,119	0	0
		Bosera Thematic Sector Equity Securities Investment Fund	A share	0.08	70,000	0	0
		Yinhua Core Value Selected Securities Investment Fund	A share	0.07	60,110	0	0
		National Social Ensure Fund 102 Portfolio	A share	0.06	54,437	0	0
		Tongde Securities Investment Fund	A share	0.05	44,906	0	0
		Shanghai Stock Exchange Tradable Open-ended Index 50 Fund	A share	0.04	38,713	0	0
		China Southern Longyuan Industry Theme Equity Securities Investment Fund	A share	0.04	37,925	0	0

7

Top ten shareholders of shares	Unit: 1,000 shares
without selling restrictions

Number of shares without		Type of
Name of shareholders	selling restrictions	shares

HKSCC (Nominees) Limited	16,679,365	H share
China Petrochemical Corporation	8,670,244	A share
Guotai Junan Securities Co., Ltd	377,906	A share
China Life Insurance Company Limited-Dividend-Individual Dividend-005L-FH002 Shanghai	190,119	A share
Bosera Thematic Sector Equity Securities Investment Fund	70,000	A share
Yinhua Core Value Selected Securities Investment Fund	60,110	A share
National Social Ensure Fund 102 Portfolio	54,437	A share
Tongde Securities Investment Fund	44,906	A share
Shanghai Stock Exchange Tradable Open-ended Index 50 Fund	38,713	A share
China Southern Longyuan Industry Theme Equity Securities Investment Fund	37,925	A share

Statement on the connected relationship or activity in concert among the aforementioned shareholders:

We are not aware of any connection or activities in concert among or between the top ten shareholders and the top ten shareholders not subject to selling restrictions, except that Bosera Thematic Sector Equity Securities Investment Fund and National Social Ensure Fund 102 Portfolio are both managed by Bosera Fund Management Co., Ltd.

8

	3.3	Changes in the controlling shareholders and the effective controllers in the reporting period

		□ applicable	√ inapplicable

§4.	Information about the directors, supervisors and senior management

	4.1	The engagement or dismissal of Directors, Supervisors and Other Members of the Senior Management

		√ applicable	□ inapplicable

Sinopec Corp. held its annual general meeting for 2008 on 22 May 2009, where Mr. Su Shulin, Mr. Wang Tianpu, Mr. Zhang Yaocang, Mr. Zhang Jianhua, Mr. Wang Zhigang, Mr. Cai Xiyou, Mr. Cao Yaofeng, Mr. Li Chunguang, Mr. Dai Houliang, Mr. Liu Yun, Mr. Liu Zhongli, Mr. Ye Qing, Mr. Li Deshui, Mr. Xie Zhongyu and Mr. Chen Xiaojin were elected as the directors of the fourth session of the Board of Directors, and Mr. Wang Zuoran, Mr. Zhang Youcai, Mr. Geng Limin, Mr. Zou Huiping, and Mr. Li Yonggui were elected as the supervisors of the fourth session of the Supervisory Board (Mr. Liu Xiaohong, Mr. Zhou Shiliang, Mr. Chen Mingzheng and Mr. Su Wensheng were elected as the employee-representative supervisors of the fourth session of the Supervisory Board through employees’ universal election). On the same day, the fourth session of the Board of Directors held its first meeting, where Mr. Su Shulin was elected as the chairman of the fourth session of the Board of Directors, Mr. Wang Tianpu and Mr. Zhang Yaocang were elected as the vice-chairmen, Mr. Wang Tianpu was appointed as the president; Mr. Zhang Jianhua, Mr. Wang Zhigang, Mr. Cai Xiyou and Mr. Dai Houliang were appointed as senior vice-presendents; Mr. Zhang Kehua, Mr. Zhang Haichao, Mr. Jiao Fangzheng, Mr. Lei Dianwu were appointed as vice-presidennts; Mr. Wang Xinhua was appointed as the Chief Financial Officer. Mr. Chen Ge was appointed as the secretary to the Board of Directors. The fourth session of the Supervisory Board held its first meeting in the afternoon of the same day, where Mr. Wang Zuoran was elected as the chairman of the fourth session of the Supervisory Board, and Mr. Zhang Youcai was elected as the vice-president of the fourth session of the Supervisory Board.

9

	4.2	Information about the changes in the shares held by the directors, supervisors and senior management

		□ applicable	√ inapplicable

As at 30 June 2009, none of the directors, supervisors or senior management of Sinopec Corp. had any interest in any shares of Sinopec Corp.

During the reporting period, none of Sinopec Corp.’s directors, supervisors or senior management or any of their respective associates had any interests or short positions in any shares, debentures or related shares of Sinopec Corp. or its associated corporations (as defined in Part XV of the Securities and Futures Ordinance) which were required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to Division 7 and 8 of Part XV of the Securities and Futures Ordinance or which were required pursuant to section 352 of the Securities and Futures Ordinance to be entered in the register referred to therein, or which were required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions Entered by Directors of Listed Companies as specified in the Listing Rules of The Stock Exchange of Hong Kong Limited (including those interests and short positions that are deemed to be such, or are regarded to be owned in accordance with the relative provisions under the Securities and Futures Ordinance).

§5.	Business Review and Prospects and Management’s Discussion and Analysis

	5.1	Business Review

In the first half of 2009, the Chinese government implemented stimulus package to promote economic growth, and adopted proactive fiscal policy and relatively easy monetary policy to overcome the negative impact of the international financial crisis on the global economy. As a result, Chinese economy maintained sound growth with a GDP growth rate of 7.1%.

In 2009, international crude oil prices rose sharply from its lows and domestic demands for oil products stopped falling and gradually went up, demands and prices of chemical products gradually bounced from the bottom of the fourth quarter last year. According to the Company’s estimate, the apparent domestic consumption of oil products (inclusive of gasoline, diesel and kerosene) decreased by 4.8% over the same period last year, with a decrease of 8.5% and 1.4% respectively in the first and second quarter of 2009. Consumption of ethylene equivalent increased by 3.5% over the same period last year. Meanwhile, the domestic pricing mechanism of oil products is being improved.

10

Confronted with the unfavorable situation, the Company timely adjusted its operating strategies, spared no efforts to explore markets, enhanced the integration of production, sales and research, and optimised its product mix to satisfy customer needs. The Company managed to realise better than expected results by strengthening management, exploring potentials to enhance effectiveness, giving full play to the integrated advantages along the value chain and expanding its overall business.

5.1.1	Production and Operations

	(1)	Exploration and Production Segment

In the first half of 2009, the average price of Platt’s Brent crude oil was US$ 51.60/barrel, representing a decrease of 52.7% compared with the same period last year. International crude oil price remained low as a result of the international financial crisis in the first quarter and rebounded significantly due to expectation on economic recovery and improvement of liquidity in the second quarter. At the end of June, the price of Platt’s Brent crude oil increased by 70.0% from the beginning of 2009.

Trend of International Crude Oil Price

In exploration, the Company made such new achievements as high-yield hydrocarbon flows from exploration well in Toputai block in Tahe oil field, and from continental-phase Ziliujing well groups and marine-phase Leikoupo well groups in Yuanba region by improving overall geological research, optimising exploration layout, investing more in exploration and technological debottlenecking.

11

In development, the Company attached great importance to development efficiency and quality, increased recovery rate and production per well, controlled development progress in the marginal blocks, enhanced operational management to increase production. In the first half of this year, the Company produced 21 million tonnes of crude oil, representing an increase of 1.2% compared with the same period last year, and produced 4.037 billion cubic meters of natural gas, representing a decrease of 1.1% compared with the same period last year.

Summary of Operations of Exploration and Production Segment

	Six-month periods
	ended 30 June		Changes
	2009	2008	%

Crude oil production (mmbbls) Note	149.12	147.38	1.2
Natural gas production (bcf) Note	142.51	144.15	(1.1)
Newly added proved reserve of crude oil (mmbbls)	137.74	158.74	(13.2)
Newly added proved reserve of natural gas (bcf)	(131.64)	186.92	—

			Change
			at the
			end of the
			reporting
			period
	At 30	At 31
	over that of June	December	the last year
	2009	2008	(%)

Proved reserve of crude oil (mmbbls)	2,830	2,841	(0.4)
Proved reserve of natural gas (bcf)	6,685	6,959	(3.9)

Note: Crude oil production is converted at 1 tonne = 7.1 barrels, and natural gas production is converted at 1 cubic meter = 35.31 cubic feet

12

(2)	Refining Segment

In the first half of 2009, adapting to changes in oil products market and demands for chemical feedstocks, the Company optimised its production process to adjust product mix in a timely manner, increased export volume and increased yield of gasoline and jet fuel. Meanwhile, the Company optimised the procurement of crude oil and improved the efficiency of pipeline networks, with a view to reduce the cost of imported crude oil and to improve efficiency in a cost-effective manner. In the first half of this year, the refinery throughput was 86.90 million tonnes, representing an increase of 1.8% compared with the same period last year and the production of oil products was 54.04 million tonnes, representing an increase of 3.5% compared with the same period last year.

Summary of Operations of Refining Segment

Six-month periods ended 30 June
Changes

		2009	2008	%

Refinery throughput (million tonnes) Note		86.90	85.35	1.8
Gasoline, diesel and kerosene production (million tonnes)		54.04	52.23	3.5
Including:	Gasoline (million tonnes)	16.99	14.04	21.0
	Diesel (million tonnes)	32.40	34.25	(5.4)
	Kerosene (million tonnes)	4.64	3.94	17.8
Light chemical feedstock production (million tonnes)		12.04	12.14	(0.8)
Light products yield (%)		74.94	74.64	0.3
			percentage
				points
Refining yield (%)		93.84	93.86	(0.02)
			percentage
				points

Note: Refinery throughput is converted at 1 tonne = 7.35 barrels

13

(3)	Marketing and Distribution Segment

In the first half of 2009, domestic demand for oil products declined and third party supplies increased, which resulted in stronger competition in domestic market. The Company made great efforts to explore markets, expand sales to end users, strengthen management, improve services and enhance brand image. Besides, the Company greatly expanded the marketing of lubricants and fuel oil, promoted sales of non-fuel products and provided customers with all-round services by using IC cards. The total sales volume of oil products reached 57.71 million tonnes, and sales volume increased on a monthly basis.

	Summary of Operations of Marketing and Distribution Segment

			Six-month periods ended 30 June		Year-on-year changes
			2009	2008	%

	Total domestic sales volume of oil products (million tonnes)		57.71	63.02	(8.4)
	Including:	Retail sales (million tonnes)	37.43	42.91	(12.8)
		Direct sales (million tonnes)	11.44	10.37	10.3
		Wholesale (million tonnes)	8.83	9.73	(9.2)
	Average annual throughput per station (tonne/station)		2,596	3,006	(13.6)

			At 30 June 2009	At 31 December 2008	Increase/ decrease at the end of the reporting period over that of the last year
					(%)

	Total number of service stations		29,484	29,279	0.7
	Including:	Number of company-operated service stations	28,842	28,647	0.7
		Number of franchised service stations	642	632	1.6

14

	(4)	Chemicals Segment

In the first half of 2009, the Company spared no efforts to develop chemical products markets. It also further promoted technical cooperation and alliance with customers, expanding marketing networks and channels while satisfying customer needs, strengthened the integration of production, sales and research and reinforced the development of new products according to the demand of customers. The Company increased production of new synthetic resin specialty and polyester specialty with an enhanced differential ratio for synthetic fibers. It enhanced management efficiency and improved operational efficiency. As a result, the total sales of chemical products increased despite of maintenance shut down of some facilities. The output of major chemical products reached 13.36 million tonnes.

		Summary of Production of		Unit: 1,000 tonnes
		Major Chemical Products

			Six-month periods ended 30 June		Year-on-year changes
			2009	2008	%

		Ethylene	2,973	3,307	(10.1)
		Synthetic resin	4,738	4,945	(4.2)
		Synthetic fiber monomer and polymer	3,721	3,768	(1.2)
		Synthetic fiber	629	681	(7.6)
		Synthetic rubber	409	460	(11.1)
		Urea	892	685	30.2

		Note: 100% production of two ethylene joint ventures, namely BASF-YPC and SHANGHAI SECCO was included.

5.1.2	Cost Saving

In the first half of 2009, the Company took various measures to reduce costs, including: optimising operation of marginal wells, conducting detailed analysis and dynamic adjustments on tertiary production blocks, fully exerting capacity of transport pipelines to optimise resources allocation and reduce transportation expenses, reducing losses in storage and transportation and processing of crude oil, increasing capacity of crude oil pipelines to reduce transportation expenses, optimising operation of facilities and reducing energy and material consumption. In the first half of 2009, the Company effectively saved RMB1.631 billion in cost. Of the total cost saved, the exploration and production segment, the refining segment, the marketing and distribution segment and the chemicals segment achieved cost saving of RMB322 million, RMB457 million, RMB455 million and RMB397 million respectively.

15

5.1.3	Energy Saving and Emission Reduction

The Company made remarkable achievements in resource saving, environment protection, energy saving and emission reduction. It conducted the publicity and education work of energy-saving and emission reduction, promoted the activity of energy efficiency benchmarking, carried out a post-project evaluation and focused on the promotion of advanced and new energy-saving technologies, such as grid powered drilling machine, model heating furnace, pulsed electric desalting and vapour collection. In the first half of this year, the energy intensity, industrial water consumption and COD in discharged waste water dropped by 3.8%, 2.6% and 4% respectively over the same period last year.

5.1.4	Capital Expenditures

In the first half of 2009, the Company’s total capital expenditure was RMB38.982 billion, of which capital expenditure for exploration and production segment was RMB19.438 billion. The newly-built production capacity of crude oil and natural gas was 3.01 million tonnes per year and 437 million cubic meters per year respectively. Part of the Sichuan-East China gas project was put into operation. The capital expenditure for refining segment was RMB5.345 billion which was mainly used for refinery revamping projects and product quality upgrading projects. The capital expenditure in chemicals segment of RMB11.158 billion was used for ethylene projects in Tianjin and Zhenhai. Capital expenditure in marketing and distribution segment was RMB2.55 billion, sales network of refined products was further improved and 288 service stations were added; and capital expenditure from corporate and others was RMB491 million.

16

5.2	Principal Operations categorised by business segments

The following table sets out the principal operations categorised by business segments and the details of the connected transactions, including income from principal operations and cost of sales for each business segment, extracted from the Company’s financial statements prepared under ASBE:

		Income from principal operations	Cost of principal operations	Gross profit margin	Increase/ decrease of Income from principal operations on a year- on-year basis	Increase/ decrease of Cost of principal operations on a year- on-year basis	Increase/ decrease of gross profit margin
	Segment	(RMB millions)	(RMB millions)	(%)Note	(%)	(%)	(%)

Exploration and production	46,176	35,112	29.9	(52.2)	(2.5)	(7.2)
Refinery	301,864	210,802	8.8	(24.0)	(52.6)	22.3
Marketing and distribution	317,770	290,597	8.4	(18.7)	(19.2)	0.6
Chemicals	90,792	74,823	17.2	(31.2)	(38.5)	9.4
Corporate and others	195,426	194,798	0.3	(52.5)	(52.5)	(0.1)
Elimination of inter segment sales	(418,003)	(416,807)	N/A	N/A	N/A	N/A

Total	534,025	389,325	15.6	(26.9)	(42.6)	12.2

Note: Gross profit margin= (income from principal operations - cost of principal operations, taxes and surcharges) / income from principal operations

The total amount of connected transactions of products sold and the services provided by the Company to China Petrochemical Corporation was RMB25.163 billion in this reporting period.

5.3	Principal operations in different regions

	□ applicable	√ inapplicable

5.4	Operations of associate companies

	□ applicable	√ inapplicable

17

5.5	Reasons of material changes in the principal operations and their structure

	□ applicable	√ inapplicable

5.6	Reasons of changes in profit composition as compared to that in the preceding year

	√ applicable	□ inapplicable

Part of the financial information discussed below is extracted from the audited financial statements prepared in accordance with IFRS.

In the first half of 2009, the Company’s turnover, other operating revenues and other income were RMB534.0 billion, and the operating profit was RMB46.2 billion, representing a decrease of 30.2%, and an increase of 575.5%, respectively, over the same period of 2008. It attributes to the Company’s proactive countermeasures against the impacts arising from international financial crisis, the Company’s efforts in market expansion, improvement of marketing and service, optimisation of raw material structure, and full exertion of scale and integration advantages under the background of implementation of reform on oil product price, consumption tax and fees and gradually recovering demands to chemical products. The Company has achieved relatively good operating performances.

5.6.1	Turnover, other operating revenues and other income

In the first half of 2009, the Company’s turnover, other operating revenues and other income were RMB534.0 billion, of which turnover was RMB523.0 billion, representing a decrease of 27.2% over the first half of 2008. This was mainly due to the sharp decrease in prices of crude oil, refining products and chemical products. In the first half of 2009, the Company’s other operating revenues and other income totaled RMB11.0 billion, representing a decrease of 76.1% over the first half of 2008. It mainly attributed to that the subsidy granted by the State to the Company for significant delay in upward adjustment in the prices of oil products in the first half of 2008.

18

The following table lists the Company’s external sales volume of major products, their average realised prices and the respective rate of changes between the first half of 2009 and the first half of 2008 for the Company’s major products:

	Sales Volume			Average realised price
	(thousand tonnes)			(RMB/tonne, RMB/ thousand cubic meters)
	Six-month periods			Six-month periods
	ended 30 June		Change	ended 30 June		Change
	2009	2008	(%)	2009	2008	(%)

Crude oil	2,430	2,344	3.7	1,699	4,275	(60.3)
Natural gas (million cubic meters)	3,105	3,034	2.3	934	886	5.4
Gasoline	18,793	19,021	(1.2)	5,852	5,976	(2.1)
Diesel	36,166	41,421	(12.7)	4,631	5,350	(13.4)
Kerosene	4,994	4,383	13.9	3,385	5,719	(40.8)
Basic chemical feedstock	4,872	4,956	(1.7)	4,061	6,817	(40.4)
Synthetic fiber monomer and polymer	2,070	1,856	11.5	6,008	9,324	(35.6)
Synthetic resin	4,015	3,895	3.1	7,547	11,210	(32.7)
Synthetic fiber	691	710	(2.7)	8,481	11,268	(24.7)
Synthetic rubber	487	535	(9.0)	10,177	17,703	(42.5)
Chemical fertilizer	889	692	28.5	1,750	1,759	(0.5)

Most of crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production and the remaining were sold to other customers. In the first half of 2009, turnover from crude oil and natural gas that were sold externally by the exploration and production segment amounted to RMB7.9 billion, with a year-on-year decrease of 42.9%, accounting for 1.5% of the Company’s turnover, other operating revenues and other income. The change was mainly due to the decrease in price of crude oil.

The Company’s refining segment, marketing and distribution segment sell petroleum products (mainly consisting of oil products and other refined petroleum products) to third parties. In the first half of 2009, the external sales revenue of petroleum products by these two segments were RMB354.9 billion, representing a year-on-year decrease of 23.0%, accounting for 66.5% of the Company’s turnover, other operating revenues and other income. The decrease was mainly due to decrease of refined petroleum products in terms of sales price and volume. The sales revenue of gasoline, diesel and kerosene was RMB294.4 billion, representing a decrease of 18.3% over the same period in 2008, accounting for 83.0% of the sales revenue of petroleum products. Turnover of other refined petroleum products was RMB60.5 billion, representing a decrease of 39.8% compared with the first half of 2008, accounting for 17.0% of the sales revenue of petroleum products.

19

The Company’s external sales revenue of chemical products was RMB80.4 billion, representing a year-on-year decrease of 30.3%, accounting for 15.1% of its turnover, other operating revenues and other income. The decrease was mainly due to the year-on-year decrease in the price of chemical products.

5.6.2	Operating expenses

In the first half of 2009, the Company’s operating expenses were RMB487.8 billion, representing a decrease of 35.6% over the first half of 2008. The operating expenses mainly consisted of the following:

Expenses for purchasing crude oil, products and operating supplies were RMB361.5 billion, representing a year-on-year decrease of 45.8%, accounting for 74.1% of the total operating expenses, of which:

1
Procurement cost of crude oil was RMB159.9 billion, representing a year-on-year decrease of 55.7%, accounting for 32.8% of the total operating expenses. Throughput of crude oil that was purchased externally in the first half of 2009 was 65.39 million tonnes (excluding that supplied by others for processing), decreased by 3.6% over the first half of 2008; owing to the substantial fall in international crude oil price, average cost of crude oil purchased externally was RMB2,446 per tonne, decreased by 54.0% over the first half of 2008.

1
The Company’s other purchasing expenses were RMB201.6 billion, representing a decrease of 34.3% over the first half of 2008. This was mainly due to the year-on-year decrease in the cost of gasoline, diesel, kerosene and other feedstock purchased externally.

Selling, general and administrative expenses of the Company totaled RMB22.5 billion, representing an increase of 4.8% over the first half of 2008, which mainly attributed to the increase of rent for land and rental of some gas stations.

Depreciation, depletion and amortization were RMB24.6 billion, representing an increase of 8.5% compared with the first half of 2008. This was mainly due to the continuous investment in property, plant and equipment in recent years.

Exploration expenses were RMB4.4 billion, representing a decrease of 7.1% compared with the first half of 2008, owing to year-on-year decrease in upstream exploration expenditures.

Personnel expenses were RMB12.9 billion, representing an increase of 2.0% compared with the first half of 2008.

20

Taxes other than income tax totaled RMB61.5 billion, representing an increase of 114.7% compared with the first half of 2008. It was mainly due to the implementation of reform on oil product price, consumption tax and fees. Consumption tax, city construction tax and educational surcharge increased by RMB49.0 billion. Special oil income levy decreased by RMB16.1 billion caused by the fall of crude oil price.

Other operating expenses (net) totaled RMB0.5 billion, with a year-on-year increase of 14.7%.

5.6.3	Operating profit

In the first half of 2009, the Company’s operating profit was RMB46.2 billion, representing a year-on-year increase of 575.5%.

5.6.4	Net finance costs

In the first half of 2009, the Company’s net financing costs were RMB4.0 billion, representing an increase of 349.4% compared with the first half of 2008. This was mainly due to the loss of RMB0.1 billion on change in fair value of the embedded derivative component of the convertible bonds resulting from the rise in the share price of the Company in the first half of 2009, and a gain of RMB3.0 billion on change in fair value of the embedded derivative component of the convertible bonds was recorded in the same period of last year.

5.6.5	Profit before tax

In the first half of 2009, the Company’s profit before taxation amounted to RMB43.8 billion, representing an increase of 474.9% compared with the same period of 2008.

5.6.6	Tax benefit/(expense)

In the first half of 2009, the income tax expense of the Company totaled RMB9.1 billion, with a year-on-year increase of RMB9.3 billion.

5.6.7	Profit attributable to minority interests

In the first half of 2009, profit attributable to minority interests of the Company was RMB1.5 billion, representing a year-on-year increase of RMB1.4 billion.

5.6.8	Profit attributable to equity shareholders of the Company

In the first half of 2009, profit attributable to equity shareholders of the Company was RMB33.2 billion, representing a year-on-year increase of RMB25.6 billion.

21

5.7	Use of the proceeds from share issue

5.7.1	Use of the proceeds from share issue

	□ applicable	√ inapplicable

5.7.2	Change of projects

	□ applicable	√ inapplicable

5.8	Amendments to the operation plans of the second half year by the Board

	□ applicable	√ inapplicable

5.9	Business prospects and operating plan for the second half year

	√ applicable	□ inapplicable

Looking into the second half of this year, the State will continue implementing the proactive fiscal policy and relatively easy monetary policy, further improving and materialising the integrated economic stimulus package, and increasing domestic demand. The Chinese economy is expected to maintain relatively fast growth. International crude oil price in the second half is expected to be higher than the first half, fluctuating within a narrow range. While domestic demand for refined oil products will maintain steady growth, the demand for chemical products will continue to recover. Domestic ethylene production capacity is expected to grow significantly.

In the second half of this year, the Company will make more efforts in market development, strengthen the coordination between production, marketing and R&D. Throughout intensified and refined management and cost saving, the Company shall make optimal arrangement for various production and operation activities.

In Exploration and Production Segment, the Company will enhance wild cat exploration activities, and try to make break through in newly explored regions, and enhance integrated management over both exploration and development in key regions, as well as proactively tap the potentials of existing oil fields, and further improve their recovery rate. In terms of natural gas development, the Sichuan-East China Gas Project is expected to start-up in the fourth quarter of this year. In the second half of this year, the Company plans to produce 21.40 million tonnes of crude oil and 4.963 billion cubic meters of natural gas.

22

In Refining Segment, the Company will try to operate at high utilisation rate, optimise the purchase and allocation of crude oil resources, make efforts to reduce the cost of crude oil procurement. In line with market changes, the Company will timely adjust the product mix, and increase the output of high value-added products. The Company will start-up the newly built refining projects such as Fujian and Tianjin, and prepare for the production of GB III standard gasoline. In the second half of this year, the Company plans to 97.10 million tonnes of crude oil.

In Marketing and Distribution Segment, the Company will proactively deal with the changing market, implement flexible marketing strategy, in order to consolidate and expand sales to end-users. The Company will optimise its logistics, improve marketing network. Meanwhile, the Company will refine the management acitivites, improve its service, actively promote and develop such businesses as non-fuel products and IC cards. In the second half of this year, the Company plans a total domestic sales volume of oil products at 63 million tonnes.

In Chemical Segment, the Company will persist in such strategies as market oriented and customer centered, and to adjust product mix to produce more products well-received by the market. The Company will enhance coordination between production, sale and R&D and to promote the development of new products, and make more efforts to expand the market shares of chemical products. The Company will improve production management, maintain stable operation of facilities. Fujian and Tianjin, the two newly built ethylene projects will be put into operations. In the second half of this year, the Company plans to produce 3.727 million tonnes of ethylene.

In the second half of 2009, Sinopec Corp. will continue persistence of the scientific outlook on development, and actively handle with challenges. The Company shall catch up every possible chance, to change challenges and pressures into the driving forces of cost reduction, structural adjustment, market exploration and profit creation in order to realise better operating results.

23

5.10
Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the same period of last year

During January to September of 2008, the international price of crude oil increased significantly. The domestic price of refined oil products was under tight control and prices of crude oil and oil products were reverted at some times. In order to ensure stabe supply of refined oil products in the market, the Company took various measures to increase refinery throughput and outsourcing of oil products, increased oil products imports and optimised oil products deployment. However, this also led to huge losses of refining business and deterioration of financial performance of the Company in 2008.

Since 2009, domestic oil product pricing mechanism reform has turned refining business from loss to profit. Sinopec Corp. fully exerted its scale and cost strength in oil refining business and the integration and management strength, which becomes significant pillars to support the Company’s profits. Demand to chemical products is continuously recovering. It is anticipated that the result of first three quarters of 2009 will be over 50% higher compared with the same period of last year.

5.11	Explanation of the management about the auditors’ “non-standard opinion” for the reporting period

	□ applicable	√ inapplicable

5.12	Explanation of the management about the subsequent changes and the follow up actions of the matters in connection with the auditors’ “non-standard opinion” in the last financial year

	□ applicable	√ inapplicable

24

§6	Significant events

	6.1	Acquisition, sale of assets and assets reorganisation

	6.1.1	Acquisition and purchase of assets

		√ applicable	□ inapplicable

Transaction party and acquired and purchased assets	Acquisition date	Transaction price (RMB million)	Net profits contributed to Sinopec Corp. from purchase date to the end of the period (RMB million)	Connected transaction or not (if it is, indicate the pricing principles)	Whether the asset ownership concerned is completely assigned	Whether th debts or creditor’s right concerned are completely transferred

Equity interests in Sinopec Qingdao Petrochemical Co. and Shijiazhuang Chemical Fiber Co., the assets of submarine pipelines and cables examination and maintenance facilities; certain assets in Shijiazhuang Assets Branch Company; eight product oil pipeline project divisions of the Sinopec Sales & Industrial Company	31 March 2009	1,839.38	6.57	Yes, it is priced according to valuated value still in process, any other acquired assets have been assigned	Except certain assets of Shijiazhuang Assets Branch Company are	Yes

6.1.2	Disposition and sale of assets

	√ applicable	□ inapplicable

Transaction party and the disposed assets	Disposal date	Sales price (RMB million)	Net profits contributed to Sinopec Corp. by the disposed assets from the beginning of the year to the disposal date (note)	Profit or loss due to disposal date (note	Connected transaction or not (if it is, indicate the pricing principles)	Whether the asset ownership concerned is completely assigned	Whether the debts or creditor’s right concerned are completely transferred

Certain assets in Jinling Petrochemical Branch Company sold to China Petrochemical Corporation	31 March 2009	157.47	No	No.	Yes, it is priced according to valuated value.	Yes	Yes

6.1.3	Progress and impact on financial positon and operating results of the relevant event after the issue of asset reorgansation report or announcement of acquition and sale of assets

	□ applicable	√ inapplicable

25

6.2	Material guarantee contracts and status of implementation

	External guarantees provided by the Company (not including guarantees provided for its controlled subsidiaries)

	Name of Guaranteed Company	Date of Guarantee (Date of execution of agreement)	Amount of Guarantee	Type of Guarantee	Term	Whether Completed or No	Whether for a connected party (Yes or no) note1

	Yueyang SINOPEC Shell Coal Gasification Corporation Ltd.	10 December 2003	377	Joint and several liabilities	10 December 2003 - 10 December 2017	No	No
	Fujian Refining and Petrochemical Company Limited	6 September 2007	9,166	Joint and several liabilities	6 September 2007 - 31 December 2015	No	No
	Shanghai Gaoqiao-SK Solvent Co., Ltd.	22 September 2006;	75	Joint and several liabilities	22 September 2006 -	No	No
					22 September 2011;
		24 November 2006;			24 November 2006 -
					24 November 2011;
		30 March 2007;			30 March 2007 -
					30 March 2012;
		16 April 2007			16 April 2007 -
					16 April 2012
	Balance of guarantee by Sinopec Yangzi
	Petrochemical for its associates and joint ventures		193			No	No
	Balance of guarantee by Sinopec Shanghai
	Petrochemical for its associates and joint ventures		17			No	No
	Balance of guarantee by Sinopec Sales
	Company Limited for its associates and joint ventures		75			No	No
	Total amount of guarantee provided during the reporting period Note 2						8
	Total amount of guarantee outstanding at the end of the reporting period Note2						9,903

	Guarantees provided by Sinopec Corp. for its controlled subsidiaries
	Total amount of guarantee for the controlled subsidiaries during the reporting period						N/A
	Total amount of guarantee for the controlled subsidiaries outstanding at the end of the reporting period						170

	Total amount of guarantee by the Company (including those provided for the controlling subsidiaries)
	Total amount of guarantee Note3						10,073
	Total amount of guarantee as a percentage of the Company’s net asset (%)						2.8
	Amount of guarantee provided for shareholders, effective controllers and connected parties						N/A
	Amount of debt guarantee provided directly or indirectly for the companies with liabilities to asset ratio of over 70%						80
	Amount of guarantee in excess of 50% of the total net assets						N/A
	Total amount of guarantee of the above three items Note4						80

26

Note 1: As defined in Article 10.1.3 of the Listing Rules of Shanghai Stock Exchange.

Note 2:Total amount of guarantee provided during the reporting period and total amount of guarantees outstanding at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of guarantees assumed by Sinopec Corp. is the amount of the external guarantees provided by each controlling subsidiary multiplied by Sinopec Corp.’s respective shareholding in the controlled subsidiary.

Note 3:Total amount of guarantee is the aggregate of the amount of guarantee outstanding at the end of the reporting period (excluding the guarantees provided for controlling subsidiaries) and the amount of guarantees for controlling subsidiaries outstanding at the end of the reporting period.

Note 4:“Total amount of guarantee of the above three items ” is the aggregate of “amount of guarantee provided for shareholders, effective controllers and connected parties”, “amount of debt guarantees provided directly or indirectly for companies with liabilities to asset ratio of over 70%” and “the amount of guarantees in excess of 50% of net assets”.

6.3	Non-operating funds provided between connected parties

	□ applicable	√ inapplicable

6.4	Material litigation and arbitration

	□ applicable	√ inapplicable

6.5	Explanations of other significant events, their impact and proposed solutions

6.5.1	The shares of other listed companies held by the Company and status of investments in shares and securities

	√ applicable	□ inapplicable

Item	Stock Code	Abbreviation	Number of shares held	Amount of initial investment	Book value at the end of reporting period	Book value at the beginning of reporting period	Accounting items
1	384(Hong Kong)	China Gas Holding	210 million	HK$ 128 million	RMB 136 million	RMB 136 million	Long-term equity investment
Total			—	HK$ 128 million	RMB 136 million	RMB 136 million	—

27

6.5.2	Stocks of unlisted finance enterprises and companies to be listed held by the Company

	□ applicable	√ inapplicable

6.5.3	Sichuan-to-East China Gas Project

Sichuan-to-East China Gas Project is an important project of the state’s Eleventh Five-Year Plan. This project consists of two parts. One part is Puguang gas field exploration, development and gas treatment project, the other part is the pipeline project between Puguang gas field and Shanghai. It is expected that the major part of the project will be completed and put into production in the end of 2009.

6.5.4	Fujian refining and chemical project

Fujian refining and chemical project primarily includes 12 million tpa of refining project, 0.8 million tpa ethylene project, 0.7 million tpa aromatics unit and auxiliary utility projects. The total investment was expected to be RMB31.6 billion. The project construction started in July 2005. Refining and ethylene units achieved mechanical completion in the first half of 2009 and are now in commissioning period.

6.5.5	Tianjin ethylene project

Tianjin ethylene project includes 12.5 million tpa of refining expansion project, 1 million tpa ethylene project and downstream supporting facilities. The total investment was expected to be RMB26.8 billion. The project construction started in June 2006. It is proceeding smoothly now and will be completed and put into production by the end of 2009.

6.5.6	Zhenhai ethylene project

Zhenhai ethylene project mainly consists of 1 million tpa ethylene and downstream supporting facilities and auxiliary utilities with an expected total investment of RMB21.9 billion. The construction of the project commenced in November 2006 and is currently progressing smoothly. The project is expected to be completed and put into production in 2010.

6.5.7	Dividend distribution for the year ended 31 December 2008

As approved at the 2008 Annual General Meeting of Sinopec Corp., a final cash dividend of RMB0.09 (inclusive of tax) per share for 2008 was distributed, which amounted to a total cash dividend of RMB7.803 billion. On 30 June 2009, Sinopec Corp. distributed the final dividend for 2008 to shareholders whose names appeared on the register of members of Sinopec Corp. on 12 June 2009.

28

For the year of 2008, total cash dividend of RMB0.12 (inclusive of tax) per share was distributed and the total cash dividend amounted to RMB10.404 billion.

6.5.8	Interim dividend distribution plan for the six-month period ended 30 June 2009

According to the Articles of Association, the interim dividend distribution plan for the six-month period ended 30 June 2009 was approved at the second meeting of the Fourth Session of the Board of Directors. An interim cash dividend of RMB0.07 (inclusive of tax) per share would be distributed based on the total number of shares of 86,702,439,000 as of 30 June 2009. The total cash dividend amounts to RMB6.069 billion.

The interim dividend will be distributed on or before Thursday, 15 October 2009 to the shareholders whose names appear on the register of members of Sinopec Corp. on Monday, 21 September 2009. To be entitled to the interim dividend, holders of H shares shall lodge their share certificate(s) and transfer documents with Hong Kong Registrars Limited at 1712-1716, 17th floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong, for registration of transfer, by no later than 4:30pm on Monday, 14 September 2009. The register of members of the H shares of Sinopec Corp. will be closed from Tuesday, 15 September 2009, to Monday, 21 September 2009 (both dates inclusive).

Dividends for domestic shares will be paid in Renminbi and dividends for foreign shares will be paid in Hong Kong dollars. The exchange rate for dividends to be paid in Hong Kong dollars is the average of the basic exchange rate of Hong Kong dollar to Renminbi published by the People’s Bank of China during the week prior to the date of declaration of dividends, being Friday, 21 August 2009.

29

¡±7	Financial Statements

	7.1	Auditors’ opinions

		Financial statements	□ applicable	√ inapplicable

		Auditors’ opinion	√ Standard unqualified opinion	□ Not standard opinion

30

7.2	Financial statements

7.2.1	Financial statements prepared under ASBE

The Group and the Company’s balance sheets

Unit: RMB millions
Items	At 30 June 2009		At 31 December 2008
	The Group	The Company	The Group	The Company

Current assets:
Cash at bank and on hand	9,082	3,681	7,760	2,258
Bills receivable	3,383	995	3,660	830
Accounts receivable	29,967	10,688	12,990	11,274
Other receivables	16,893	26,442	20,525	24,087
Prepayments	6,661	7,236	7,610	5,556
Inventories	120,305	83,607	95,979	70,246
Other current assets	68	4	287	92

Total current assets	186,359	132,653	148,811	114,343

Non-current assets:
Long term equity investments	30,582	81,889	28,705	79,449
Fixed assets	405,975	328,765	411,939	331,912
Construction in progress	142,148	130,197	122,121	113,210
Intangible assets	17,533	11,166	16,348	10,174
Goodwill	14,393	—	14,328	—
Long-term deferred expenses	6,175	5,301	6,564	5,607
Deferred tax assets	12,010	6,143	13,468	7,237
Other non-current assets	1,167	75	1,013	101
Total non-current assets	629,983	563,536	614,486	547,690
Total assets	816,342	696,189	763,297	662,033

31

Items	At 30 June 2009		At 31 December 2008
	The Group	The Company	The Group	The Company
Current liabilities:
Short-term loans	44,068	18,407	74,415	34,455
Bills payable	32,058	18,598	18,753	13,453
Accounts payable	84,673	63,065	56,464	53,602
Advances from customers	27,618	23,493	29,704	25,619
Employee benefits payable	3,981	3,358	1,827	1,359
Taxes payable	15,246	12,805	6,816	9,563
Other payables	52,924	72,080	47,579	63,494
Short-term debentures payable	1,000	—	15,000	15,000
Non-current liabilities due within one year	9,438	8,756	19,511	17,505

Total current liabilities	271,006	220,562	270,069	234,050

Non-current liabilities:
Long-term loans	59,174	51,637	64,937	53,074
Debentures payable	92,983	92,983	62,207	62,207
Provisions	9,807	9,267	9,280	8,794
Deferred tax liabilities	5,130	4,547	5,235	4,456
Other non-current liabilities	1,482	519	1,403	494

Total non-current liabilities	168,576	158,953	143,062	129,025

Total liabilities	439,582	379,515	413,131	363,075

Shareholders’ equity:

Share capital	86,702	86,702	86,702	86,702
Capital reserve	37,545	37,648	40,848	38,464
Surplus reserves	92,712	92,712	90,078	90,078
Retained profits	137,535	99,612	111,672	83,714
Total equity attributable to shareholders of the Company	354,494	316,674	329,300	298,958
Minority interests	22,266	—	20,866	—
Total shareholders’ equity	376,760	316,674	350,166	298,958
Total liabilities and shareholders’ equity	816,342	696,189	763,297	662,033

32

The Group and the Company’s income statements
					Unit: RMB millions
		For the Six-month Periods Ended 30 June
Items		2009		2008
		The Group	The Company	The Group	The Company

Operating income		534,025	367,501	731,013	519,484
Less:	Operating costs	389,325	257,675	677,779	472,518
	Sales taxes and surcharges	61,518	47,893	28,649	25,332
	Selling and distribution expenses	12,055	10,150	11,892	9,667
	General and administrative expenses	20,087	16,702	18,697	15,244
	Financial expenses	3,881	2,789	3,845	3,735
	Exploration expenses, including dry holes	4,392	4,392	4,728	4,728
	Impairment losses	178	186	16,079	15,758
	Loss/(gain) from changes in fair value	389	171	(2,956	)
Add:	Investment income	1,799	6,205	1,677	4,806

Operating profit / (loss)		43,999	33,748	(26,023)	(19,736)
Add: Non-operating income		424	273	34,099	22,669
Less: Non-operating expenses		655	612	466	415

Profit before taxation		43,768	33,409	7,610	2,518
Less: Income tax expense / (benefit)		9,118	7,074	(139)	(2,341)

Net profit		34,650	26,335	7,749	4,859

33

				Unit: RMB millions
	For the Six-month Periods Ended 30 June
Items	2009		2008
	The Group	The Company	The Group	The Company

Including: Net profit / (loss) made by acquirees before the consolidation	62	—	(573)	—

Attributable to:
Equity shareholders of the Company	33,190	26,335	7,673	4,859
Minority interests	1,460	—	76	—

Basic earnings per share	0.383	—	0.088	—
Diluted earnings per share	0.380	—	0.057	—

Net profit	34,650	26,335	7,749	4,859
Other comprehensive income	596	735	(1,735)	(1,568)

Total comprehensive income	35,246	27,070	6,014	3,291

Attributable to:
Equity shareholders of the Company	33,772	27,070	6,007	3,291
Minority interests	1,474	—	7	—

34

The Group and the Company’s cash flow statements
		Unit: RMB millions
	For the Six-month Periods Ended 30 June
Items	2009		2008
	The Group	The Company	The Group	The Company

Cash flows from operating activities:
Cash received from sale of goods and rendering of services	598,160	422,899	839,716	607,618
Rentals received	191	93	149	88
Grants received	1,293	—	28,642	20,384
Other cash received relating to operating activities	2,504	4,505	2,401	29,785

Sub-total of cash inflows	602,148	427,497	870,908	657,875

Cash paid for goods and services	(414,835)	(286,069)	(784,876)	(550,198)
Cash paid for goods and services	(414,835)	(286,069)	(784,876)	(550,198)
Cash paid for operating leases	(3,347)	(2,941)	(3,116)	(2,792)
Cash paid to and for employees	(10,765)	(8,735)	(11,736)	(8,604)
Value added tax paid	(16,067)	(12,579)	(19,552)	(16,484)
Income tax paid	(5,104)	(3,015)	(13,327)	(10,517)
Taxes paid other than value added tax and income tax	(62,812)	(50,824)	(25,221)	(21,312)
Other cash paid relating to operating activities	(6,848)	(8,606)	(7,086)	(7,851)

Sub-total of cash outflows	(519,778)	(372,769)	(864,914)	(617,758)
Net cash flow from operating activities	82,370	54,728	5,994	40,117

35

	For the Six-month Periods Ended 30 June
Items	2009		2008
	The Group	The Company	The Group	The Company
Cash flows from investing activities:
Cash received from disposal of investments	260	16	1,049	771
Dividends received	704	5,624	1,192	7,021
Net cash received from disposal of fixed assets and intangible assets	430	327	109	103
Cash received on maturity of time deposits with financial institutions	760	8	466	44
Cash received from derivative financial instruments	1,449	—	616	—
Other cash received relating to investing activities	108	52	197	102
Sub-total of cash inflows	3,711	6,027	3,629	8,041
Cash paid for acquisition of fixed assets and intangible assets	(43,668)	(38,206)	(45,535)	(41,469)
Cash paid for acquisition of investments	(792)	(1,311)	(2,476)	(3,570)
Cash paid for acquisition of time deposits with financial institutions	(1,490)	(1)	(1,106)	(45)
Cash paid for acquisition of minority interests, net	(213)	(213)	—	—
Cash paid for derivative financial instruments	(1,488)	—	(815)	—
Sub-total of cash outflows	(47,651)	(39,731)	(49,932)	(45,084)
Net cash flow from investing activities	(43,940)	(33,704)	(46,303)	(37,043)

36

	For the Six-month Periods Ended 30 June
Items	2009		2008
	The Group	The Company	The Group	The Company
Cash flows from financing activities:
Cash received from borrowings	331,561	249,046	450,720	279,437
Cash received from issuance of corporate bonds	31,000	30,000	—	—
Cash received from issuance of convertible bonds, net of issuing expenses	—	—	29,850	29,850
Cash received from contribution from minority shareholders of subsidiaries	304	—	1,065	—
Sub-total of cash inflows	362,865	279,046	481,635	309,287
Cash repayments of borrowings	(377,638)	(277,167)	(414,736)	(287,551)
Cash repayments of corporate bonds	(15,000)	(15,000)	(10,000)	(10,000)
Cash paid for dividends, profits distribution or interest	(5,970)	(4,755)	(14,825)	(13,657)
Dividends paid to minority shareholders of subsidiaries	(377)	—	(642)	—
Distributions to Sinopec Group Company	(1,718)	(1,718)	(285)	(285)
Sub-total of cash outflows	(400,703)	(298,640)	(440,488)	(311,493)

Net cash flow from financing activities	(37,838)	(19,594)	41,147	(2,206)

Effects of changes in foreign exchange rate	—	—	(41)	—

Net increase in cash and cash equivalents	592	1,430	797	868

37

	The Group and the Company’s statements of changes in equity
		Unit: RMB millions
The Group

	Share capital	Capital reserve	Surplus reserves	Retained profits	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders’ equity
Balance at 31 December 2008	86,702	38,518	90,078	114,782	330,080	20,866	350,946
Adjustment for the combination of entities under common control	—	2,330	—	(3,110)	(780)	—	(780)

Balance at 1 January 2009	86,702	40,848	90,078	111,672	329,300	20,866	350,166
Changes for the period
1. Total comprehensive income	—	582	—	33,190	33,772	1,474	35,246
2. Appropriations of profits:
– Appropriation for surplus reserves	—	—	2,634	(2,634)	—	—	—
– Distributions to shareholders	—	—	—	(7,803)	(7,803)	—	(7,803)
3. Consideration for the combination of entities under common control	—	(771)	—	—	(771)	—	(771)
4. Acquisition of minority interests	—	(4)	—	—	(4)	(1)	(5)
5. Distributions to minority interests, net of contributions	—	—	—	—	—	(73)	(73)
6. Reclassification	—	(3,110)	—	3,110	—	—	—
Balance at 30 June 2009	86,702	37,545	92,712	137,535	354,494	22,266	376,760

	Share capital	Capital reserve	Surplus reserves	Retained profits	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders’ equity
Balance at 31 December 2007	86,702	33,600	65,986	121,757	308,045	25,449	333,494
Adjustment for the combination of entities under common control	—	2,330	—	(1,866)	464	—	464

Balance at 1 January 2008	86,702	35,930	65,986	119,891	308,509	25,449	333,958
Changes for the period
1. Total comprehensive income	—	(1,666)	—	7,673	6,007	7	6,014
2. Issuance of the Bond with Warrants	—	6,879	—	—	6,879	—	6,879
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	486	(486)	—	—	—
– Distributions to shareholders	—	—	—	(9,971)	(9,971)	—	(9,971)
4. Contributions from minority interests, net of contributions	—	—	—	—	—	423	423
6. Distribution to Sinopec Group Company	—	(59)	—	—	(59)	—	(59)
Balance at 30 June 2008	86,702	41,084	66,472	117,107	311,365	25,879	337,244

38

				Unit: RMB millions
The Company
	Share capital	Capital reserve	Surplus reserves	Retained profits	Total shareholders’ equity

Balance at 1 January 2009	86,702	38,464	90,078	83,714	298,958
Changes for the period
1. Total comprehensive income	—	735	—	26,335	27,070
2. Appropriations of profits:
– Appropriation for surplus reserves	—	—	2,634	(2,634)	—
– Distributions to shareholders	—	—	—	(7,803)	(7,803)
3. Difference between the consideration for the combination of entities under common control over the net assets acquired	—	(1,551)	—	—	(1,551)
Balance at 30 June 2009	86,702	37,648	92,712	99,612	316,674

	Share capital	Capital reserve	Surplus reserves	Retained profits	Total shareholders’ equity

Balance at 1 January 2008	86,702	33,384	65,986	79,456	265,528
Changes for the period
1. Total comprehensive income	—	(1,568)	—	4,859	3,291
2. Issuance of the Bond with Warrants	—	6,879	—	—	6,879
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	486	(486)	—
– Distributions to shareholders	—	—	—	(9,971)	(9,971)
4. Distribution to Sinopec Group Company	—	(59)	—	—	(59)
Balance at 30 June 2008	86,702	38,636	66,472	73,858	265,668

39

7.2.2	Financial statements prepared under IFRS

CONSOLIDATED INCOME STATEMENT

(Unit: RMB millions, except per share data)

Six-month periods ended 30 June
Items	2009	2008

Turnover and other operating revenues
Turnover	523,015	718,657
Other operating revenues	11,010	12,356
	534,025	731,013
Other income	—	33,736

Operating expenses
Purchased crude oil, products and operating supplies and expenses	(361,460)	(667,335)
Selling, general and administrative expenses	(22,471)	(21,435)
Depreciation, depletion and amortisation	(24,584)	(22,663)
Exploration expenses, including dry holes	(4,392)	(4,728)
Personnel expenses	(12,919)	(12,667)
Taxes other than income tax	(61,518)	(28,649)
Other operating expenses, net	(499)	(435)

Total operating expenses	(487,843)	(757,912)

Operating profit	46,182	6,837

Finance costs
Interest expense	(4,138)	(5,818)
Interest income	108	212
Unrealised (loss)/gain on embedded derivative component of the Convertible Bonds	(114)	2,956
Foreign currency exchange losses	(120)	(367)
Foreign currency exchange gains	269	2,128

Net finance costs	(3,995)	(889)

40

	Six-month periods ended 30 June
	2009	2008

Investment income	285	319

Share of profits less losses from associates and jointly controlled entities	1,362	1,358

Profit before taxation	43,834	7,625
Tax (expense)/benefit	(9,121)	135

Profit for the period	34,713	7,760

Attributable to:
Equity shareholders of the Company	33,246	7,682
Minority interests	1,467	78

Profit for the period	34,713	7,760

Earnings per share:
Basic (RMB)	0.383	0.089
Diluted (RMB)	0.381	0.057

41

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
	(Unit: RMB millions)

	Six-month periods ended 30 June
Items	2009	2008

Profit for the period	34,713	7,760

Other comprehensive income for the period (after tax and reclassification adjustments)
Cash flow hedge: net movement in other reserve	(177)	—
Available-for-sale securities: net movement in other reserve	773	(1,735)

Total other comprehensive income	596	(1,735)

Total comprehensive income for the period	35,309	6,025

Attributable to:
Equity shareholders of the Company	33,828	6,016
Minority interests	1,481	9

Total comprehensive income for the period	35,309	6,025

42

CONSOLIDATED BALANCE SHEET
	(Unit: RMB millions)

	At 30 June	At 31 December
Items	2009	2008

Non-current assets
Property, plant and equipment, net	405,975	411,939
Construction in progress	142,148	122,121
Goodwill	14,302	14,237
Interest in associates	16,639	15,595
Interest in jointly controlled entities	12,760	11,781
Investments	1,384	1,483
Deferred tax assets	12,307	13,768
Lease prepayments	12,149	11,165
Long-term prepayments and other assets	11,619	11,685

Total non-current assets	629,283	613,774

Current assets
Cash and cash equivalents	7,600	7,008
Time deposits with financial institutions	1,482	752
Trade accounts receivable, net	29,967	12,990
Bills receivable	3,383	3,660
Inventories	120,305	95,979
Prepaid expenses and other current assets	25,236	35,225
Income tax receivable	7,945	9,784

Total current assets	195,918	165,398

Current liabilities
Short-term debts	35,382	75,516
Loans from Sinopec Group Company and fellow subsidiaries	19,124	33,410
Trade accounts payable	84,673	56,464
Bills payable	32,058	18,753
Accrued expenses and other payables	108,539	102,497
Income tax payable	789	16
Total current liabilities	280,565	286,656

43

	At 30 June	At 31 December
	2009	2008

Net current liabilities	(84,647)	(121,258)

Total assets less current liabilities	544,636	492,516

Non-current liabilities
Long-term debts	116,427	90,254
Loans from Sinopec Group Company and fellow subsidiaries	35,730	36,890
Deferred tax liabilities	5,130	5,235
Other liabilities	12,150	11,595

Total non-current liabilities	169,437	143,974
	375,199	348,542
Equity
Share capital	86,702	86,702
Reserves	266,437	241,187

Total equity attributable to equity shareholders of the Company	353,139	327,889
Minority interests	22,060	20,653
Total equity	375,199	348,542

44

7.2.3	Major differences between the audited financial statements prepared under ASBE and IFRS

	(1)	Analysis of effects of major differences between the net profit under ASBE and profit for the period under IFRS

	Six-month periods ended 30 June
	2009	2008
Items	RMB millions	RMB millions

Net profit under ASBE	34,650	7,749
Adjustments:
Reduced amortisation on revaluation of land use rights	15	15
Government grants	51	—
Effects of the above adjustments on taxation	(3)	(4)

Profit for the period under IFRS	34,713	7,760

(2)	Analysis of the effects of major differences between the shareholder’s equity under ASBE and total equity under IFRS

	At 30 June	At 31 December
	2009	2008
Items	RMB millions	RMB millions

Shareholder’s equity under ASBE	376,760	350,166
Adjustments:
Revaluation of land use rights	(997)	(1,012)
Government grants	(861)	(912)
Effects of the above adjustments on taxation	297	300

Total equity under IFRS	375,199	348,542

45

7.3	Changes in accounting policies

	√ Applicable	Not applicable

7.3.1	Change in accounting policies in the financial statements prepared under ASBE

In accordance with China Accounting Standards for Business Enterprises Bulletin No.3 (“Bulletin No.3”), which was issued during the six-month period ended 30 June 2009 and China Accounting Standards for Business Enterprises Bulletin No.2 (“Bulletin No.2”), which was issued by the Ministry of Finance in 2008, the Group changed the following significant accounting policies:

	(1)	Presentation of income statement

Bulletin No. 3 requires additional account captions, other comprehensive income and total comprehensive income, to be presented in the income statement. Other comprehensive income represents the after tax effect of total gains and losses, which have not been recognised in the net profit according to ASBE (2006). Total comprehensive income represents the aggregate amount of net profit and other comprehensive income. The above changes have also been applied to the Group’s consolidated income statement with account captions, total comprehensive income attributable to the equity shareholders of the Company and total comprehensive income attributable to minority interests, presented below the total comprehensive income.

Comparative figures have been restated to conform with the above new change of presentation in the income statement. Please see the income statement for details.

46

(2)	Segment reporting

Bulletin No.3 requires segment disclosure to be based on the way that the Group’s chief operating decision maker manages the Group, with the amounts reported for each reportable segment being the measures reported to the Group’s chief operating decision maker for the purposes of assessing segment performance and making decisions about operating matters. This contrasts with the presentation of segment information in prior years which was based on a disaggregation of the Group’s financial statements into segments based on related products and services and on geographical areas. However, the adoption of Bulletin No.3 has not resulted in any significant changes to the presentation of segment information since the identification and presentation of reportable segments in prior periods were consistent with Bulletin No.3.

(3)	Oil and gas properties

Prior to 30 June 2008, oil and gas properties were depreciated using the straight-line method over their estimated useful lives. Pursuant to the requirements of Bulletin No.2, the Group changed the depreciation method of oil and gas properties from straight-line method to unit-of-production method and made retrospective adjustments to the financial statements during the year ended 31 December 2008. The effects of the change in accounting policies on the Group and the Company’s net profits for the six-month period ended 30 June 2008 are as follows:

	The Group Six-month period ended 30 June 2008	The Company Six-month period ended 30 June 2008
	RMB millions	RMB millions

Net profit before adjustment	9,415	5,952
Oil and gas properties	(1,093)	(1,093)

Net profit after adjustment	8,322	4,859

47

7.3.2	Change in accounting policies in the financial statements prepared under IFRS

The International Accounting Standards Board (“IASB”) has issued certain new and revised IFRS that are first effective for the current accounting period of the Group. The new accounting policies and new disclosures resulting from the initial application of these standards or developments to the extent that they are relevant to the Group are summarised as follows:

(i)
As a result of the adoption of revised IAS 1 “Presentation of Financial Statements” (“revised IAS 1”), details of changes in equity during the period arising from transactions with equity shareholders in their capacity as such have been presented separately from all other income and expenses in a revised consolidated statement of changes in equity. All other items of income and expense are presented in the consolidated income statement, if they are recognised as part of profit or loss for the period, or otherwise in a new primary statement, the consolidated statement of comprehensive income. Corresponding amounts have been restated to conform to the new presentation.

(ii)
IFRS 8, Operating segments (“IFRS 8”), requires segment disclosure to be based on the way that the Group’s chief operating decision maker manages the Group, with the amounts reported for each reportable segment being the measures reported to the Group’s chief operating decision maker for the purposes of assessing segment performance and making decisions about operating matters. The adoption of IFRS 8 has not resulted in any significant changes to the presentation of segment information since the identification and presentation of reportable segments in prior periods were consistent with IFRS 8.

Both revised IAS 1 and IFRS 8 do not have any impact on the classification, recognition and measurement of the amounts recognised in the consolidated financial statements.

7.4	Reasons, contents and amounts of material accounting errors and relevant effects

The Group has no material accounting errors during the reporting period.

48

7.5	Notes on the financial statements prepared under IFRS

	7.5.1	Turnover

Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

	7.5.2	Tax expense / (benefit)

Tax expense/(benefit) in the consolidated income statement represents:

	Six-month periods ended 30 June
	2009	2008
	RMB millions	RMB millions

Current tax
– Provision for the period	7,546	7,700
– Under-provision in prior years	170	216
Deferred taxation	1,405	(8,051)

	9,121	(135)

Reconciliation between actual income tax expense/(benefit) and the expected income tax at applicable statutory tax rates is as follows:

	Six-month periods ended 30 June
	2009	2008
	RMB millions	RMB millions

Profit before taxation	43,834	7,625

Expected PRC income tax expense at a statutory tax rate of 25%	10,959	1,906
Tax effect of differential tax rate (i)	(782)	(141)
Tax effect of non-deductible expenses	114	201
Tax effect of non-taxable income (ii)	(598)	(2,715)
Tax effect of tax losses not recognised	(742)	398
Under-provision in prior years	170	216

Actual income tax expense/(benefit)	9,121	(135)

Substantially all income before income tax and related tax expense/(benefit) is from PRC sources.

49

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group, which are taxed at a preferential rate of 15% or 20%.

	(ii)	The tax effect of non-taxable income for the six-month period ended 30 June 2008 primarily related to the grant income.

7.5.3	Basic and diluted earnings per share

The calculation of basic earnings per share for the six-month period ended 30 June 2009 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 33,246 million (2008: RMB 7,682 million) and the weighted average number of shares of 86,702,439,000 (2008: 86,702,439,000) during the period.

The calculation of diluted earnings per share for the six-month period ended 30 June 2009 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 33,441 million (2008: RMB 5,023 million) and the weighted average number of shares of 87,789,799,595 (2008: 87,789,799,595) calculated as follows:

	(i)	Profit attributable to ordinary equity shareholders of the Company (diluted)

	Six-month periods ended 30 June
	2009	2008
	RMB millions	RMB millions

Profit attributable to ordinary equity shareholders of the Company		7,682
After tax effect of exchange gain net of interest expense of the Convertible Bonds	109	(442)
After tax effect of unrealised loss/(gain) on embedded derivative component of the Convertible Bonds	86	(2,217)

Profit attributable to ordinary equity shareholders of the Company (diluted)	33,441	5,023

50

(ii)	Weighted average number of shares (diluted)

	Six-month periods ended 30 June
	2009	2008
	Number of shares	Number of shares

Weighted average number of shares at 30 June	86,702,439,000	86,702,439,000
Effect of conversion of the Convertible Bonds	1,087,360,595	1,087,360,595

Weighted average number of shares (diluted) at 30 June	87,789,799,595	87,789,799,595

The calculation of diluted earnings per share for the six-month periods ended 30 June 2009 and 2008 excludes the effect of the Warrants, since it did not have any dilutive effect.

7.5.4	Dividends

Dividends payable to equity shareholders of the Company attributable to the period represent:

	Six-month periods ended 30 June
	2009	2008
	RMB millions	RMB millions

Interim dividends declared after the balance sheet date of RMB 0.07 per share (2008: RMB 0.03 per share)	6,069	2,601

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 21 August 2009, the directors authorised to declare an interim dividend for the year ending 31 December 2009 of RMB 0.07 (2008: RMB 0.03) per share totalling RMB 6,069 million (2008: RMB 2,601 million). Dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date.

51

Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the period represent:

	Six-month periods ended 30 June
	2009	2008
	RMB millions	RMB millions

Final dividends in respect of the previous financial year, approved and paid during the period of RMB 0.09 per share (2008: RMB 0.115 per share)	7,803	9,971

Pursuant to the shareholders’ approval at the Annual General Meeting on 22 May 2009, a final dividend of RMB 0.09 per share totalling RMB 7,803 million in respect of the year ended 31 December 2008 was declared.

Pursuant to the shareholders’ approval at the Annual General Meeting on 26 May 2008, a final dividend of RMB 0.115 per share totalling RMB 9,971 million in respect of the year ended 31 December 2007 was declared.

7.5.5	Trade accounts receivable, net and bills receivable

		At 30 June	At 31 December
		2009	2008
		RMB millions	RMB millions

Amounts due from third parties		26,368	11,318
Amounts due from Sinopec Group Company and fellow subsidiaries		2,054	2,670
Amounts due from associates and jointly controlled entities		3,873	1,408

		32,295	15,396
Less:	Impairment losses for bad and
	doubtful debts	(2,328)	(2,406)

		29,967	12,990
Bills receivable		3,383	3,660

		33,350	16,650

52

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Within one year	33,280	16,528
Between one and two years	22	79
Between two and three years	22	16
Over three years	26	27

	33,350	16,650

Impairment losses for bad and doubtful debts are analysed as follows:

	2009	2008
	RMB millions	RMB millions

Balance at 1 January	2,406	2,909
Impairment losses recognised for the period	27	66
Reversal of impairment losses	(99)	(79)
Written off	(6)	(71)

Balance at 30 June	2,328	2,825

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

53

7.5.6	Trade accounts and bills payables

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Amounts due to third parties	82,137	53,112
Amounts due to Sinopec Group Company and fellow subsidiaries	1,628	1,522
Amounts due to associates and jointly controlled entities	908	1,830

	84,673	56,464
Bills payable	32,058	18,753

	116,731	75,217

The maturities of trade accounts and bills payables are as follows:

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Due within 1 month or on demand	69,153	39,332
Due after 1 month but within 6 months	47,400	35,737
Due after 6 months	178	148

	116,731	75,217

54

7.5.7	Segmental reporting

Information of the Group’s reportable segments is as follows:

	Six-month periods ended 30 June
	2009	2008
	RMB millions	RMB millions

Turnover
Exploration and production
External sales	7,921	13,883
Inter-segment sales	32,229	76,314

	40,150	90,197

Refining
External sales	39,186	71,980
Inter-segment sales	260,993	323,049

	300,179	395,029

Marketing and distribution
External sales	315,734	388,801
Inter-segment sales	1,096	1,678

	316,830	390,479

Chemicals
External sales	80,402	115,363
Inter-segment sales	8,256	13,817

	88,658	129,180

Corporate and others
External sales	79,772	128,630
Inter-segment sales	115,429	282,338

	195,201	410,968
Elimination of inter-segment sales	(418,003)	(697,196)

Turnover	523,015	718,657

55

	Six-month periods ended 30 June
	2009	2008
	RMB millions	RMB millions

Other operating revenues
Exploration and production	6,026	6,462
Refining	1,685	2,340
Marketing and distribution	940	460
Chemicals	2,134	2,825
Corporate and others	225	269

Other operating revenues	11,010	12,356

Other income
Refining	—	28,216
Marketing and distribution	—	5,520

Total other income	—	33,736

Turnover, other operating revenues and other income	534,025	764,749

	Six-month periods ended 30 June
	2009	2008
	RMB millions	RMB millions
Result

Operating profit/(loss)
By segment
– Exploration and production	5,501	27,098
– Refining	19,898	(46,546)
– Marketing and distribution	12,508	22,474
– Chemicals	9,761	4,533
– Corporate and others	(1,486)	(722)

Total segment operating profit	46,182	6,837
Net finance costs	(3,995)	(889)
Investment income	285	319
Share of profits less losses from associates and jointly controlled entities	1,362	1,358

Profit before taxation	43,834	7,625

56

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Assets

Segment assets
– Exploration and production	244,983	235,866
– Refining	197,794	184,531
– Marketing and distribution	139,441	144,139
– Chemicals	129,646	121,964
– Corporate and others	52,848	31,120

Total segment assets	764,712	717,620
Interest in associates and jointly controlled entities	29,399	27,376
Investments	1,384	1,483
Deferred tax assets	12,307	13,768
Cash and cash equivalents and time deposits with financial institutions	9,082	7,760
Income tax receivable	7,945	9,784
Other unallocated assets	372	1,381

Total assets	825,201	779,172

57

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

	Six-month periods ended 30 June
	2009	2008
	RMB millions	RMB millions

Capital expenditure
Exploration and production	19,438	20,981
Refining	5,345	3,872
Marketing and distribution	2,550	4,714
Chemicals	11,158	5,907
Corporate and others	491	1,251

	38,982	36,725

Depreciation, depletion and amortisation
Exploration and production	11,880	10,927
Refining	5,061	4,512
Marketing and distribution	2,912	2,462
Chemicals	4,286	4,248
Corporate and others	445	514

	24,584	22,663

Impairment losses on long-lived assets
Refining	24	—
Marketing and distribution	156	130
Chemicals	9	3

	189	133

7.6	In the reporting period, other than the disclosure set out in Section 6.1, there was no significant change to the scope of consolidation of the financial statements.

58

¡±8	Repurchase, Sales and Redemption of Shares

Apart from the disclosures above, Sinopec Corp. or any of its subsidiaries have not repurchased, sold or redeemed any listed securities of Sinopec Corp. or its subsidiaries during the reporting period.

¡±9	Application of the Model Code

In this reporting period, no director has infringed the requirements set out under the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 to the Hong Kong Listing Rules.

¡±10	Corporate Governance Practices

Sinopec Corp. has complied with the code provisions of the Code on Corporate Governance Practice contained in Appendix 14 to the Hong Kong Listing Rules.

¡±11	Review of Financial Results

The financial results for the six months ended 30 June 2009 have been reviewed with no disagreement by the Audit Committee of Sinopec Corp.

¡±12
The interim report containing all the information required by paragraphs 46(1) to (9) of Appendix 16 to the Hong Kong Listing Rules will be published on the website of the Hong Kong Stock Exchange in due course.

This announcement is published in both English and Chinese languages. The Chinese version shall prevail.

By Order of the Board
Su Shulin
Chairman

Beijing, the PRC, 21 August 2009

As at the date of this announcement, the non-executive directors are Messrs. Su Shulin, Zhang Yaocang, Cao Yaofeng, Li Chunguang and Liu Yun; the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Cai Xiyou, Dai Houliang; the independent non-executive directors are Messrs. Liu Zhongli, Ye Qing, Li Deshui, Xie Zhongyu, Chen Xiaojin.

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Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

CONNECTED TRANSACTIONS

The Board announces that on 21 August 2009, Sinopec Corp. and Asset Management Company entered into six Asset Transfer Agreements, pursuant to which Sinopec Corp. will acquire from Asset Management Company all of the assets it holds in PEPRIS, RIPP, Beijing Chemical Institute, Shanghai Research Institute of Petrochemical Technology, Fushun Petrochemical Institute and Qingdao Safety Research Institute.

The Board announces that on 21 August 2009, Sinopec Corp. and Asset Management Company entered into five Equity Transfer Agreements, pursuant to which Sinopec Corp. will acquire from Asset Management Company its 100% equity interests in Xingpu Company, BPDIBCI, Qingdao Sinosun Certification Center, Fushun Huanke Company and Material Equipment Company.

The consideration for the Acquisition is RMB 3,945.8093 million (approximately HKD 4,477.3098 million). Sinopec Corp. will use its internal resources to pay for the consideration.

China Petrochemical Corporation is the controlling shareholder of Sinopec Corp., holding 75.84% of the issued share capital of Sinopec Corp.  Pursuant to the Shanghai Listing Rules and the Hong Kong Listing Rules, China Petrochemical Corporation (with its subsidiaries) constitutes a connected person of Sinopec Corp. (with its subsidiaries).  The Target Assets are owned by Asset Management Company, a wholly-owned subsidiary of China Petrochemical Corporation.  Accordingly, the Acquisition constitutes a connected transaction under the Shanghai Listing Rules and the Hong Kong Listing Rules. As each of the percentage ratios (as defined in Rule 14.07 of the Hong Kong Listing Rules) applicable to the Acquisition is below 2.5%, the Acquisition shall comply with reporting and announcement requirement under the Hong Kong Listing Rules and is not subject to the approval of the independent shareholders of Sinopec Corp.

SUMMARY OF KEY INFORMATION

1.	Transaction Risks

The Acquisition is conducted based on the principles of equality, fairness and openness, without concealing and deception, however, in consideration of the market system risk, market fluctuation risk and policy risk, the information below is hereby presented, and investors are requested to take into full consideration.

(1) Consideration fairness risk

In the Acquisition, the consideration of the assets and equity interests is determined by reference to the valuation value as determined in the valuation reports, and the final consideration is determined by both parties through negotiation on the basis of equality and fairness.

Due to the existence of time difference between valuation date, execution date of transaction agreements and the Date of Completion, and market fluctuation from time to time, fluctuation in the value of assets and equity to be acquired constitute the risks of fairness of considerations.

(2) Asset valuation increment risk

Valuers apply a fair appraisal approach with fair and objective attitude, with valuation result recorded with the management department. Similar to the consideration fairness risk, there are same risk factors, asset value (including asset increment) will fluctuate in accordance with fluctuation of market price, which constitutes the asset valuation increment risk.

(3) Profitability fluctuation risk

Although as anticipated, the assets to be acquired will have little effect on the financial indicators of Sinopec Corp., its major contribution to Sinopec Corp. is synergistic effect and business support. However, as change of market environment may result in fluctuation in profitability, there is certain effect on profitability fluctuation.

(4) Approval risk

As the consideration for the Acquisition is lower than 5% of the net value of

Sinopec Corp. as latest audited, the Acquisition is only subject to the approval of the Board and not subject to the approval of the general meeting of shareholders under the Shanghai Listing Rules.  As each of the percentage ratios (as defined in Rule 14.07 of the Hong Kong Listing Rules) applicable to the Acquisition is below 2.5%, the Acquisition shall comply with reporting and announcement requirement under Rule 14A. 45 and Rule 14A.47 of the Hong Kong Listing Rules and is not subject to the approval of the independent shareholders of Sinopec Corp.

In addition, pursuant to Interim Measures on Administration of Transfer of State-owned Property Right of Enterprise and Notice on Relevant Matters in relation to Transfer of State-owned Property Right of Enterprise, the Acquisition shall be approved by SASAC, and the Asset Valuation Reports in respect of the acquisitions of equity interests in five companies shall be filed with the SASAC. If the approval or filing of Acquisition and the Asset Valuation Reports is not granted by SASAC, five Equity Transfer Agreements and six Asset Transfer Agreements shall be terminated. Therefore, the Acquisition is uncertain before the approval by and filing with SASAC.

(5) Asset ownership risk

The assets and equity interests to be acquired are the assets of Asset Management Company, the titles are clear and there are no third party interests.

2.	Effects on Sinopec Corp. after the Transaction

(1) Effects on financial indicators of Sinopec Corp.

In accordance with the 2008 Annual Report of Sinopec Corp. and Financial Statements on the Target Assets audited by Jingdu Tinwha Certified Public Accountants, after completion of the Acquisition, Sinopec Corp. will strengthen its financial safety, and enhance its profitability.

After completion of the Acquisition, assets of Sinopec Corp. will increase by RMB 423.1013 million with an increase of 0.05%, and liabilities of Sinopec Corp. increases by RMB 423.1013 million with an increase of 0.1%. Compared with that before the Acquisition, net assets of Sinopec Corp. will remain unchanged. Asset-liability ratio of Sinopec Corp. will increase from 53.09% to 53.12%, liquidity ratio and quick ratio will drop a little, and overall debt paying ability will slightly decline, but liabilities will still be within a reasonable level.

Therefore, after completion of the Acquisition, financial indicators of Sinopec Corp. are affected relatively little.

(2) Effects on continuing connected transactions between Sinopec Corp. and its parent company

The assets and equity interests involved in the Acquisition are the surviving part of China Petrochemical Corporation, which mainly provide supports in business, technology and logistic service. In practical operation, there are some connected transactions Therefore, through the Acquisition, such surviving part will be incorporated to Sinopec Corp., which will significantly reduce the connected transactions, and is more beneficial to exert the synergistic effect of Sinopec Corp.

(3) Positive effects on corporate governance

Firstly, continuing connected transactions will be reduced; secondly, it will perfect and improve the whole level and ability of Sinopec Corp.’s scientific research system and material equipment supply system, reduce management layers, and enhance the management efficiency of Sinopec Corp.; lastly, the Acquisition will not result in new continuing connected transactions and competitions.

3.	Whether Transaction Occurred with the Same Connected Person in the Last 24 Months

There were three connected transactions between the same connected person and Sinopec Corp. in the last 24 months, on 28 December 2007, 27 June 2008 and 27 March 2009, respectively; transaction amount is RMB 3,659.79 million, RMB 1,564.48 million, and RMB 1,839.39 million, respectively, for acquisitions (simultaneously RMB 157.47 million for disposal).

4.	Other Issues that Require the Attention of Investors

(1) All the directors of Sinopec Corp. (including the independent directors) are of the view that the terms of the Acquisition were based on normal commercial terms and the Acquisition is part of the ordinary course of business of Sinopec Corp. and  the consideration for the Acquisition and the terms of the agreements are fair and reasonable in the interests of Sinopec Corp. and its shareholders as a whole.  Non-executive directors of Sinopec Corp., Mr. Su Shulin, Mr. Zhang Yaocang, Mr. Cao Yaofeng, Mr. Li Chunguang and Mr. Liu Yun, being connected directors by virtue of their directorship in China Petrochemical Corporation, abstained from voting at the Board meeting at which the proposed Acquisition was considered and voted by the Board.

(2) The financial data relating to the Acquisition, including the balance sheets and the income statements of the Target Assets were prepared in accordance with the China Enterprise Accounting Rules.  In the financial reports of the Target Assets for Acquisition, there is no material inconsistency in the values of the net asset and net profits whether prepared in accordance with China Enterprise Accounting Rules or prepared in accordance with the International Financial Reporting Rules.

(3) Six Asset Transfer Agreements and five Equity Transfer Agreements entered into between Sinopec Corp. and Asset Management Company are independent of each other.  Any failure to perform one agreement shall not in any way affect the validity and performance of other agreements.

(4) Under the Acquisition, the acquisitions of equity interests in Xingpu Company, BPDIBCI, Qingdao Sinosun Certification Center, Fushun Huanke Company and Material Equipment Company are carried out by the way of direct agreement, therefore, the Asset Valuation Reports in respect of such acquisitions shall be filed with the SASAC, and such acquisitions shall also be approved by SASAC. Under the Acquisition, the Asset Valuation Reports in respect of the acquisitions of PEPRIS, RIPP, Beijing Chemical Institute, Shanghai Research Institute of Petrochemical Technology, Fushun Petrochemical Institute and Qingdao Safety Research Institute have been filed with China Petrochemical Corporation, but such acquisitions shall be further approved by China Petrochemical Corporation. In addition, the Acquisition will only be completed after the condition precedents set out in the relevant agreements have been satisfied.

I.	SUMMARY OF KEY INFORMATION

1.	Transaction Details

The 2nd Meeting of the Fourth Session of the Board was held on 21 August 2009, at which the "Proposal Concerning the Acquisition of Certain Assets and Equity Interests of Asset Management Company" was considered and approved. According to the above proposal, Sinopec Corp. will acquire from Asset Management Company all of the assets it holds in PEPRIS, RIPP, Beijing Chemical Institute, Shanghai Research Institute of Petrochemical Technology, Fushun Petrochemical Institute and Qingdao Safety Research Institute, and its 100% equity interests in Xingpu Company, BPDIBCI, Qingdao Sinosun Certification Center, Fushun Huanke Company and Material Equipment Company.

According to the Asset Valuation Reports issued by an independent asset valuation institution, as at the Valuation Date, being 31 May 2009, the aggregate appraised net value of the Target Assets amounts to RMB 3,945.8093 million (approximately HKD 4,477.3098 million). The consideration for the Acquisition is RMB 3,945.8093 million (approximately HKD 4,477.3098 million), amongst which, consideration for all the assets of six research institutes is RMB 3,110.1581 million (approximately HKD 3,529.0964 million), and consideration for 100% equity interests in five limited liability companies is RMB 835.6512 million (approximately HK$ 948.2134 million).

Sinopec Corp. will use its internal resources to pay for the consideration.

The Board has approved the execution of the six Asset Transfer Agreements and five Equity Transfer Agreements by Sinopec Corp. with Asset Management Company.

2.	Connected Transaction Agreements

On 21 August 2009, Sinopec Corp. and Asset Management Company entered into respectively the following agreements in relation to the agreed transfer of the Target Assets in Beijing:

Agreement	Target Asset	Vendor	Purchaser
Asset Transfer Agreement regarding the Assets of PEPRIS	All assets of PEPRIS	Asset Management Company	Sinopec Corp.
Asset Transfer Agreement regarding the Assets of RIPP	All assets of RIPP	Asset Management Company	Sinopec Corp.
Asset Transfer Agreement regarding the Assets of Beijing Chemical Institute	All assets of Beijing Chemical Institute	Asset Management Company	Sinopec Corp.
Asset Transfer Agreement regarding the Assets of Shanghai Research Institute of Petrochemical Technology	All assets of Shanghai Research Institute of Petrochemical Technology	Asset Management Company	Sinopec Corp.
Asset Transfer Agreement regarding the Assets of Fushun Petrochemical Institute	All assets of Fushun Petrochemical Institute	Asset Management Company	Sinopec Corp.
Asset Transfer Agreement regarding the Assets of Qingdao Safety Research Institute	All assets of Qingdao Safety Research Institute	Asset Management Company	Sinopec Corp.
Equity Transfer	100% equity interests in	Asset	Sinopec Corp.

Agreement regarding Xingpu Company	Xingpu Company	Management Company
Equity Transfer Agreement regarding BPDIBCI	100% equity interests in BPDIBCI	Asset Management Company	Sinopec Corp.
Equity Transfer Agreement regarding Qingdao Sinosun Certification Center	100% equity interests in Qingdao Sinosun Certification Center	Asset Management Company	Sinopec Corp.
Equity Transfer Agreement regarding Fushun Huanke Company	100% equity interests in Fushun Huanke Company	Asset Management Company	Sinopec Corp.
Equity Transfer Agreement regarding Material Equipment Company	100% equity interests in Material Equipment Company	Asset Management Company	Sinopec Corp.

Upon completion of the Acquisition, Sinopec Corp. will hold all assets in PEPRIS, RIPP, Beijing Chemical Institute, Shanghai Research Institute of Petrochemical Technology, Fushun Petrochemical Institute and Qingdao Safety Research Institute, and 100% equity interests in Xingpu Company, BPDIBCI, Qingdao Sinosun Certification Center, Fushun Huanke Company and Material Equipment Company.

3.	Connected Relationship

As a controlling shareholder of Sinopec Corp., China Petrochemical Corporation holds 75.84% of the issued share capital of Sinopec Corp. Pursuant to the Shanghai Listing Rules and the Hong Kong Listing Rules, China Petrochemical Corporation (with its subsidiaries) constitutes a connected person of Sinopec Corp. (with its subsidiaries). The Target Assets are held by Asset Management Company, a wholly-owned subsidiary of China Petrochemical Corporation. Pursuant to the Shanghai Listing Rules and the Hong Kong Listing Rules, the Acquisition will constitute connected transaction under the Shanghai Listing Rules and the Hong Kong Listing Rules.

On 27 March 2009, Sinopec Corp. acquired the property rights of the eight oil product pipeline project divisions and equity interests and certain assets of two limited liability companies from China Petrochemical Corporation or its subsidiaries. Concurrently, Sinopec Corp. disposed certain assets held by Jinling Branch Company of Sinopec Corp. to Asset Management Company. Please refer to the announcement of Sinopec Corp. issued on 30 March 2009 for details.  Due to its independent and different nature from the previous transactions, this

Acquisition will not be calculated in aggregation with the previous transactions under the Shanghai Listing Rules or Rule 14A.25 of the Hong Kong Listing Rules. Apart from the previous transactions, Sinopec Corp. has not engaged in any transaction with Asset Management Company or the ultimate beneficial owners of Asset Management Company, which would be otherwise required to be calculated on aggregation basis under Rule 14A. 25 of the Hong Kong Listing Rules.

4.	Information on the Review and Approval of the Connected Transactions

The Acquisition was considered and approved at the 2nd Meeting of the Fourth Session of the Board.  All the connected directors abstained from the reviewing and the voting while all the non-connected directors, including the independent directors, approved the Acquisition unanimously. The independent directors provide their independent opinions in relation to the Acquisition at the meeting.

As the consideration for the Acquisition is lower than 5% of the net value of Sinopec Corp. as latest audited, the Acquisition is only subject to the approval of the Board and not subject to the approval of the general meeting of shareholders under the Shanghai Listing Rules.  As each of the percentage ratios (as defined in Rule 14.07 of the Hong Kong Listing Rules) applicable to the Acquisition is below 2.5%, the Acquisition shall comply with reporting and announcement requirement under Rule 14A. 45 and Rule 14A.47 of the Hong Kong Listing Rules and is not subject to the approval of the independent shareholders of Sinopec Corp.

5.	Approval to be Obtained and Other Issues

Under the Acquisition, the acquisitions of equity interests in Xingpu Company, BPDIBCI, Qingdao Sinosun Certification Center, Fushun Huanke Company and Material Equipment Company are carried out by the way of direct agreement, therefore, the Asset Valuation Reports in respect of such acquisitions shall be filed with the SASAC, and such acquisitions shall also be approved by SASAC. Under the Acquisition, the Asset Valuation Reports in respect of the acquisitions of PEPRIS, RIPP, Beijing Chemical Institute, Shanghai Research Institute of Petrochemical Technology, Fushun Petrochemical Institute and Qingdao Safety Research Institute have been filed with China Petrochemical Corporation, but such acquisitions shall be further approved by China Petrochemical Corporation. In addition, the Acquisition will only be completed after the condition precedents set out in the relevant agreements have been satisfied.

II.	INFORMATION OF THE PARTIES TO THE TRANSACTION

1.	Information on Sinopec Corp.

Sinopec Corp. is an integrated energy and chemical company with upstream, midstream and downstream operations and it is the first PRC company publicly listed on the stock exchanges of Hong Kong, Shanghai, New York and London.  The principal operations of Sinopec Corp. and its subsidiaries include:

	(1)	Exploring for, developing, producing and trading of crude oil and natural gas;

	(2)	Processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing of refined oil products; and

	(3)	Producing, distributing and trading of chemical products.

2.	Information on Asset Management Company

Asset Management Company is a wholly state-owned limited liability company, and is also a wholly-owned subsidiary of China Petrochemical Corporation. In 2005, China Petrochemical Corporation injected all investments other than Sinopec Corp., relevant professional companies, and non-financial investment into Asset Management Company.  Its business scope covers:

	(1)	Industry investment and investment management;

	(2)	Keep operating several petrochemical facilities and small-sized oil plants after China Petrochemical Corporation injected its main assets into Sinopec Corp.;

	(3)	Providing services in architectural erection, manufacture and overhaul of electromechanical equipment and instruments;

	(4)	Real estate, import and export, contracting, and technical development;

	(5)	Tendering agency, technical service, warehousing service, lease of land and self-owned houses, realty management, labor service;

	(6)	Its branches engage in production and sale of electric power, heating power and gas, cargo transportation, water supply service, as well as operation of dangerous chemicals and so on.

III.	INFORMATION ON TARGET ASSETS

1	Overview

The Target Assets involved in this Acquisition include all assets in six research institutes, and 100% equity interests in five limited liability companies held by Asset Management Company.

In accordance with the Financial Statements prepared by Beijing Jingdu Tinwha Certified Public Accountants Co., Ltd, an audit firm which is qualified to engage in the securities business within China, as at the Audit Date, the audited consolidated financial data of the Target Assets is as follows:

Unit: Millions RMB
Target Assets	Total Assets	Total Liabilities	Shareholders' Interests
All assets of PEPRIS	66.6732	19.2340	47.4392
All assets of RIPP	987.7463	120.3000	867.4463
All assets of Beijing Chemical Institute	309.1424	35.2947	273.8477
All assets of Shanghai Research Institute of Petrochemical Technology	46.6582	17.0312	29.6270
All assets of Fushun Petrochemical Institute	268.0690	30.4343	237.6347
All assets of Qingdao Safety Research Institute	51.6762	17.8472	33.8290
100% equity interests in Xingpu Company	67.6473	8.4381	59.2092
100% equity interests in BPDIBCI	5.9801	0.5798	5.4003
100% equity interests in Qingdao Sinosun Certification Center	3.6726	0.2187	3.4539
100% equity interests in Fushun Huanke Company	2.1985	0.0439	2.1546
100% equity interests in Material Equipment Company	838.7582	217.5002	621.2580
Total	2,648.2220	466.9221	2,181.2999

Beijing United Assets Appraisal Co., Ltd. and Beijing Zhongzheng Appraisal Co., Ltd., both of which are qualified to engage in securities business within China, appraised the Target Assets and issued separate Asset Valuation Reports.  According to the Asset Valuation Reports, as at the Valuation Date, the preliminary appraisal values of the Target Assets are as follows:

Unit: Millions RMB

Target Assets	Total Assets	Total Liabilities	Net Assets
All assets of PEPRIS	202.2761	19.2340	183.0421
All assets of RIPP	2,268.0421	120.3000	2,147.7421
All assets of Beijing Chemical Institute	407.9121	35.2947	372.6174
All assets of Shanghai Research Institute of Petrochemical Technology	94.9216	17.0312	77.8904
All assets of Fushun Petrochemical Institute	298.1626	30.4343	267.7283
All assets of Qingdao Safety Research Institute	78.9850	17.8472	61.1378
100% equity interests in Xingpu Company	75.3191	8.4381	66.8810
100% equity interests in BPDIBCI	5.9731	0.5798	5.3933
100% equity interests in Qingdao Sinosun Certification Center	3.6746	0.2187	3.4559
100% equity interests in Fushun Huanke Company	2.1116	0.0439	2.0677
100% equity interests in Material Equipment Company	921.5327	173.6794	757.8533
Total	4,368.9106	423.1013	3,945.8093

2.	Special Statements

	(1)	Special statements on the whole appraisal increment of the assets to be acquired above and over 20% of book value

In accordance with the appraisal result of Beijing United Assets Appraisal Co., Ltd. and Beijing Zhongzheng Appraisal Co., Ltd., appraisal value of the assets and equity to be acquired exceeds more than 20% of the book value, with increment up to 81.71%.

Asset increment centers at land increment, representing 95.04% of net asset increment. Reasons for large land increment proportion in the whole increment:

In recent years, due to development of real estate market, land price goes up drastically. Six research institutes are located at the high-quality land lot of the city, especially three research institutes in Beijing and Shanghai Research Institute of Petrochemical Technology are located at the golden land lot of two cities, and land price of these two cities is the highest in the nationwide, so land increment rate is large.

	(2)	Special statements on the appraisal increment of the Material Equipment Company above and over 20% of book value

Appraisal value increment rate of Material Equipment Company is 23.95%, less than six research institutes, but it is also above and over 20% of book value. Increment is concentrated on lands and real estate of Material Equipment Company and its subsidiaries, with an increment of RMB 110 million, and secondly, financial assets held by Material Equipment Company, including treasury bonds, enterprise bonds and entrusted loans, increases by RMB 20 million based on respective market value.

3.	Detailed Information of the Target Assets

	(1)	All Assets of PEPRIS

(i) Overview

PEPRIS is an unincorporated entity to succeed and manage the survival part of seven scientific research institutes under China Petrochemical Corporation after reorganization and listing in 2000, and it is the branch company of Asset Management Company. In the Acquisition, assets of PEPRIS consist of assets from the Headquarters of PEPRIS, Jingzhou Survey Technology Center, Hefei Training and Testing Center, Wuxi Geology Service Center, and Nanjing Geophysical Technology Service Center.

The Headquarters of PEPRIS and Wuxi Center mainly engage in real estate lease business.

Jingzhou Center mainly engages in exploration evaluation and mapping in national new areas and new domains of oil and gas.

Hefei Center mainly engages in training service, prospecting geochemical testing technology service and real estate lease service.

Nanjing Center mainly engages in real estate management and service, technical service, contracting and labor service.

(ii)	Details of the assets of PEPRIS to be acquired

The assets of PEPRIS and the above-mentioned centers listed in the scope of the proposed Acquisition include land use right, immovable property, motor vehicles and equipment and credits and debts, etc.

(iii)	Financial Statement and Asset Valuation Report of the assets of PEPRIS

In accordance with the Financial Statement (Beijing Jingdu Tinwha Shen Zi (2009) No. 1013) prepared by Beijing Jingdu Tinwha Certified Public Accountants Co., Ltd, an audit firm which is qualified to engage in the securities business within China, as at the Audit Date, the audited consolidated financial data of PEPRIS for the years ended 31 December 2007 and 31 December 2008, and five months of 2009 ended 31 May 2009 are as follows:

Consolidated Balance Sheet
Unit: Millions RMB

Item	As at 31 May 2009	As at 31 December 2008	As at 31 December 2007
Total current assets	42.7295	42.6992	43.4172
Total Non-current assets	23.9437	26.1501	22.4653
Total assets	66.6732	68.8493	65.8825
Total current liabilities	19.2340	39.9047	42.3230
Total liabilities	19.2340	39.9047	42.3230
Total shareholders' interests	47.4392	28.9446	23.5595

Consolidated Income Statement
Unit: Millions RMB

Item	As at 31 May 2009	As at 31 December 2008	As at 31 December 2007
Income	8.0126	14.1872	17.5857
Total cost	13.6116	50.2000	45.4906
Operation profit	-5.5990	-36.0128	-27.9049
Total profit	1.1854	-14.2402	-3.7305

Net profit	0.8891	-14.2402	-3.7305

In accordance with the Asset Valuation Report (Zhong Lian Ping Bao Zi [2009] No. 299) prepared by Beijing United Assets Appraisal Co., Ltd by adopting the cost method, which is qualified to engage in securities business within China, as at the Valuation Date, the preliminary appraisal values of all assets of PEPRIS are as follows:

Unit: Millions RMB

Item	Book Value	Book Value after Adjustment	Appraised Value	Increment/Decrease Amount	Rate of Increment (%)
Current assets	42.7295	42.7295	42.7437	1.42	0.03
Fixed assets	23.9437	23.9437	159.5324	135.5887	566.28
Of which: Building	18.1600	18.1600	51.1344	32.9744	181.58
Land	3.7632	3.7632	106.5374	102.7742	2731.03
Equipment	2.0205	2.0205	1.8606	-0.1598	-7.91
Total assets	66.6732	66.6732	202.2761	135.6029	203.38
Total liabilities	19.2340	19.2340	19.2340	-	-
Net assets	47.4392	47.4392	183.0421	135.6029	285.85

(2)	All Assets of RIPP

	(i)	Overview

RIPP is an unincorporated entity to operate and manage the surviving assets of Research Institute of Petroleum Processing of China Petrochemical Corporation after reorganization and listing in 2000, and it is the branch company of Asset Management Company.

RIPP mainly engages in technical development, technical service, technology import & export, production and sale of fine chemicals, manufacture and overhaul of equipment and instruments.

(ii)	Details of the assets of RIPP to be acquired

The assets of RIPP listed in the scope of proposed Acquisition include land use right, immovable property, motor vehicles and equipment and credits and debts, etc.

(iii)	Financial Statement and Asset Valuation Report of the assets of RIPP

In accordance with the Financial Statement (Beijing Jingdu Tinwha Shen Zi (2009) No. 1011) prepared by Beijing Jingdu Tinwha Certified Public Accountants Co., Ltd, an audit firm which is qualified to engage in the securities business within China, as at the Audit Date, the audited financial data of RIPP for the years ended 31 December 2007 and 31 December 2008, and five months of 2009 ended 31 May 2009 are as follows:

Balance Sheet
Unit:  Millions RMB

Item	As at 31 May 2009	As at 31 December 2008	As at 31 December 2007
Total current assets	855.3504	881.7698	814.5557
Total Non-current assets	132.3959	134.0953	136.6861
Total assets	987.7463	1,015.8651	951.2418
Total current liabilities	120.3000	194.3750	204.3019
Total liabilities	120.3000	194.3750	204.3019
Total shareholders' interests	867.4463	821.4901	746.9399

Income Statement
Unit: Millions RMB

Item	As at 31 May 2009	As at 31 December 2008	As at 31 December 2007
Income	74.8514	154.3398	139.8067
Total cost	45.1776	121.3074	114.6048
Operation profit	29.6738	40.2836	49.4003
Total profit	37.1130	61.5140	73.8942
Net profit	27.8348	46.1355	49.5091

In accordance with the Asset Valuation Report (Zhong Lian Ping Bao

Zi [2009] No. 300) prepared by Beijing United Assets Appraisal Co., Ltd by adopting the cost method, which is qualified to engage in securities business within China, as at the Valuation Date, the preliminary appraisal values of all assets of RIPP are as follows:

Unit: Millions RMB

Item	Book Value	Book Value after Adjustment	Appraised Value	Increment/Decrease Amount	Rate of Increment (%)
Current assets	855.3505	855.3505	859.3073	3.9568	0.46
Fixed assets	106.6491	106.6491	1,263.6462	1,156.9971	1,084.86
Of which: Building	52.2243	52.2243	54.1800	1.9557	3.74
Equipment	53.5948	53.5948	41.8465	-11.7483	-21.92
Land	0.8300	0.8300	1,167.6197	1,166.7897	140,577.07
Intangible assets	25.5360	25.5360	144.8778	119.3418	467.35
Of which: Land Use Right	25.5360	25.5360	144.8778	119.3418	467.35
Other assets	0.2108	0.2108	0.2108	-	-
Total assets	987.7464	987.7464	2,268.0421	1,280.2957	129.62
Total liabilities	120.3000	120.3000	120.3000	-	-
Net assets	867.4464	867.4464	2,147.7421	1,280.2957	147.59

(3)	All Assets of Beijing Chemical Institute

	(i)	Overview

Beijing Chemical Institute is an unincorporated entity to operate and manage the surviving assets of Beijing Chemical Institute of China Petrochemical Corporation after reorganization and listing in 2000, and it is the branch company of Asset Management Company.

Beijing Chemical Institute mainly engages in publication of two journals, Petroleum & Chemical and Chemical Environmental Protection, and lease of street commercial house, etc.

(ii)	Details of the assets of Beijing Chemical Institute to be acquired

The assets of Beijing Chemical Institute listed in the scope of proposed Acquisition include land use right, houses, machines and equipment, electronic equipment, vehicles, construction in progress, and credits and debts, etc.

(iii)	Financial Statement and Asset Valuation Report of the assets of Beijing Chemical Institute

In accordance with the Financial Statement (Beijing Jingdu Tinwha Shen Zi  (2009) No. 1002) prepared by Beijing Jingdu Tinwha Certified Public Accountants Co., Ltd, an audit firm which is qualified to engage in the securities business within China, as at the Audit Date, the audited financial data of Beijing Chemical Institute for the years ended 31 December 2007 and 31 December 2008, and five months of 2009 ended 31 May 2009 are as follows:

Balance Sheet
Unit: Millions RMB

Item	As at 31 May 2009	As at 31 December 2008	As at 31 December 2007
Total current assets	276.4011	289.1221	282.5938
Total Non-current assets	32.7413	29.7296	27.0865
Total assets	309.1424	318.8516	309.6803
Total current liabilities	35.2947	35.8378	54.5430
Total liabilities	35.2947	35.8377	54.5429
Total shareholders' interests	273.8477	283.0139	255.1374

Income Statement
Unit: Millions RMB

Item	As at 31 May 2009	As at 31 December 2008	As at 31 December 2007
Income	8.2477	44.9112	54.9032
Total cost	25.6017	64.0169	73.0670
Operation profit	-17.3540	-17.5829	-11.8240

Total profit	-11.1938	-2.0318	9.9641
Net profit	-11.1938	-2.0318	6.6759

In accordance with the Asset Valuation Report (Zhong Lian Ping Bao Zi [2009] No. 301) prepared by Beijing United Assets Appraisal Co., Ltd by adopting the cost method, which is qualified to engage in securities business within China, as at the Valuation Date, the preliminary appraisal values of all assets of Beijing Chemical Institute are as follows:

Unit: Millions RMB

Item	Book Value	Book Value after Adjustment	Appraised Value	Increment/Decrease Amount	Rate of Increment (%)
Current assets	276.4011	276.4011	286.2033	9.8022	3.55
Fixed assets	30.1095	30.1095	39.5666	9.4571	31.41
Of which: Building	16.8495	16.8495	26.1434	9.2939	55.16
Equipment	13.2600	13.2600	13.4233	0.1633	1.23
Intangible assets	2.6319	2.6319	82.1422	79.5103	3,021.02
Of which: Land Use Right	2.6319	2.6319	82.1422	79.5103	3,021.02
Total assets	309.1425	309.1425	407.9121	98.7696	31.95
Total liabilities	35.2947	35.2947	35.2947	-	-
Net assets	273.8478	273.8478	372.6174	98.7696	36.07

(4)	All Assets of Shanghai Research Institute of Petrochemical Technology

	(i)	Overview

Shanghai Research Institute of Petrochemical Technology is an unincorporated entity to operate and manage the surviving assets of Shanghai Research Institute of Petrochemical Technology of China

Petrochemical Corporation after reorganization and listing in 2000, and it is the branch company of Asset Management Company.

Shanghai Research Institute of Petrochemical Technology mainly engages in production and operation of catalyst of small variety, compatilizer SMAM25 and SMAM14 for PC/ABS alloy, bulking agent SMA214 and SMAM14 for AS, ABS glass fiber, glass fiber reinforced product (G2416).

(ii)	Details of the assets of Shanghai Research Institute of Petrochemical Technology to be acquired

The assets of Shanghai Research Institute of Petrochemical Technology listed in the scope of proposed Acquisition include land use right, immovable property, motor vehicles and equipment and credits and debts, etc.

(iii)	Financial Statement and Asset Valuation Report of the assets of Shanghai Research Institute of Petrochemical Technology

In accordance with the Financial Statement (Beijing Jingdu Tinwha Shen Zi  (2009) No. 0995) prepared by Beijing Jingdu Tinwha Certified Public Accountants Co., Ltd, an audit firm which is qualified to engage in the securities business within China, as at the Audit Date, the audited financial data of Shanghai Research Institute of Petrochemical Technology for the years ended 31 December 2007 and 31 December 2008, and five months of 2009 ended 31 May 2009 are as follows:

Balance Sheet
Unit:  Millions RMB

Item	As at 31 May 2009	As at 31 December 2008	As at 31 December 2007
Total current assets	32.1001	32.8701	40.6305
Total Non-current assets	14.5581	14.7583	14.2178
Total assets	46.6582	47.6284	54.8483
Total current liabilities	17.0312	19.7606	26.2434
Total liabilities	17.0312	19.7606	26.2433
Total shareholders' interests	29.6270	27.8678	28.6050

Income Statement
Unit: Millions RMB

Item	As at 31 May 2009	As at 31 December 2008	As at 31 December 2007
Income	15.4823	50.5268	60.7043
Total cost	13.2628	48.3807	55.2129
Operation profit	2.2195	2.1461	5.4914
Total profit	2.2205	2.1461	5.3379
Net profit	1.6654	1.6096	3.6542

In accordance with the Asset Valuation Report (Zhong Lian Ping Bao Zi [2009] No. 303) prepared by Beijing United Assets Appraisal Co., Ltd by adopting the cost method, which is qualified to engage in securities business within China, as at the Valuation Date, the preliminary appraisal values of all assets of Shanghai Research Institute of Petrochemical Technology are as follows:

Unit: Millions RMB

Item	Book Value	Book Value after Adjustment	Appraised Value	Increment/Decrease Amount	Rate of Increment (%)
Current assets	32.1002	32.1002	35.8494	3.7492	11.68
Fixed assets	8.7432	8.7432	15.6527	6.9095	79.03
Of which: Building	7.4974	7.4974	14.4131	6.9157	92.24
Equipment	1.2458	1.2458	1.2396	-0.0062	-0.50
Intangible assets	5.8148	5.8148	43.4195	37.6047	646.71
Of which: Land Use Right	5.8148	5.8148	43.4195	37.6047	646.71
Total assets	46.6582	46.6582	94.9216	48.2634	103.44
Total liabilities	17.0312	17.0312	17.0312	-	-
Net assets	29.6270	29.6270	77.8904	48.2634	162.90

(5)	All Assets of Fushun Petrochemical Institute

	(i)	Overview

Fushun Petrochemical Institute is an unincorporated entity to operate and manage the surviving assets of Sinopec Fushun Research Institute of China Petrochemical Corporation after reorganization and listing in 2000, and it is the branch company of Asset Management Company.

Fushun Petrochemical Institute mainly engages in technical development and technical service; production and sale of catalyst, special wax, special lubricant; manufacture and overhaul of electromechanical equipment and instruments.

	(ii)	Details of the assets of Fushun Petrochemical Institute to be acquired

The assets of Fushun Petrochemical Institute listed in the scope of proposed Acquisition include immovable property, land use right, motor vehicles and equipment and credits and debts, etc

	(iii)	Financial Statement and Asset Valuation Report of the assets of Fushun Petrochemical Institute

In accordance with the Financial Statement (Beijing Jingdu Tinwha Shen Zi  (2009) No. 0999) prepared by Beijing Jingdu Tinwha Certified Public Accountants Co., Ltd, an audit firm which is qualified to engage in the securities business within China, as at the Audit Date, the audited financial data of Fushun Petrochemical Institute for the years ended 31 December 2007 and 31 December 2008, and five months of 2009 ended 31 May 2009 are as follows:

Balance Sheet
Unit: Millions RMB

Item	As at 31 May 2009	As at 31 December 2008	As at 31 December 2007
Total current assets	239.2329	257.5154	266.9480
Total Non-current assets	28.8361	27.1759	24.6309

Total assets	268.0690	284.6913	291.5789
Total current liabilities	30.4343	50.6432	75.7679
Total Non-current liabilities		2.6216	2.6217
Total liabilities	30.4343	53.2649	78.3896
Total shareholders' interests	237.6347	231.4264	213.1893

Income Statement
Unit: Millions RMB

Item	As at 31 May 2009	As at 31 December 2008	As at 31 December 2007
Income	43.6160	89.3238	284.2571
Total cost	47.1740	92.0800	288.7238
Operation profit	-3.5580	-2.5942	-3.5151
Total profit	5.1686	9.1753	10.0741
Net profit	3.8765	6.8815	6.7497

In accordance with the Asset Valuation Report (Zhong Lian Ping Bao Zi [2009] No. 302) prepared by Beijing United Assets Appraisal Co., Ltd by adopting the cost method, which is qualified to engage in securities business within China, as at the Valuation Date, the preliminary appraisal values of all assets of Fushun Petrochemical Institute are as follows:

Unit: Millions RMB

Item	Book Value	Book Value after Adjustment	Appraised Value	Increment/Decrease Amount	Rate of Increment (%)
Current assets	239.2329	239.2329	244.8858	5.6529	2.36
Fixed assets	28.8361	28.8361	35.3677	6.5316	22.65
Of which: Construction in progress	0.9601	0.9601	-	-0.9601	-100.00
Building	22.5233	22.5233	30.3506	7.8273	34.75

Equipment	5.7927	5.7927	5.0171	-0.7756	-13.39
Intangible assets	-	-	17.9091	17.9091
Of which: Land Use Right	-	-	17.8818	17.8818
Total assets	268.0690	268.0690	298.1626	30.0936	11.23
Total liabilities	30.4343	30.4343	30.4343	-	-
Net assets	237.6347	237.6347	267.7283	30.0936	12.66

(6)	All Assets of Safety Engineering Institute

	(i)	Overview

Safety Engineering Institute is an unincorporated entity to operate and manage the surviving assets of Safety Engineering Institute of China Petrochemical Corporation after reorganization and listing in 2000, and it is the branch company of Asset Management Company.

Safety Engineering Institute mainly engages in HSE consulting service and healthy guardianship service.

	(ii)	Details of the assets of Safety Engineering Institute to be acquired

The assets of Safety Engineering Institute listed in the scope of proposed Acquisition include immovable property, land use right, motor vehicles and equipment and credits and debts, etc.

	(iii)	Financial Statement and Asset Valuation Report of the assets of Safety Engineering Institute

In accordance with the Financial Statement (Beijing Jingdu Tinwha Shen Zi   (2009) No. 1000) prepared by Beijing Jingdu Tinwha Certified Public Accountants Co., Ltd, an audit firm which is qualified to engage in the securities business within China, as at the Audit Date, the audited financial data of Safety Engineering Institute for the years ended 31 December 2007 and 31 December 2008, and five months of 2009 ended 31 May 2009 are as follows:

Balance Sheet
Unit: Millions RMB

Item	As at 31 May 2009	As at 31 December 2008	As at 31 December 2007
Total current assets	28.2653	29.2149	28.9248
Total Non-current assets	23.4109	24.2054	19.2009
Total assets	51.6762	53.4203	48.1257
Total current liabilities	16.9872	16.1802	11.6148
Total Non-current liabilities	0.0086	0.0086	0.0086
Total liabilities	17.8472	17.0402	12.4748
Total shareholders' interests	33.8290	36.3801	35.6509

Income Statement
Unit: Millions RMB

Item	As at 31 May 2009	As at 31 December 2008	As at 31 December 2007
Income	1.9900	6.1789	10.2418
Total cost	4.6887	12.5131	18.0033
Operation profit	-2.6987	-6.1933	-7.0094
Total profit	-0.1751	-0.5646	-1.5294
Net profit	-0.1751	-0.5646	-1.5294

In accordance with the Asset Valuation Report (Zhong Lian Ping Bao Zi [2009] No. 304) prepared by Beijing United Assets Appraisal Co., Ltd by adopting the cost method, which is qualified to engage in securities business within China, as at the Valuation Date, the preliminary appraisal values of all assets of Safety Engineering Institute are as follows:

Unit: Millions RMB

Item	Book Value	Book Value after Adjustment	Appraised Value	Increment/Decrease Amount	Rate of Increment (%)
Current assets	28.2653	28.2653	28.4949	0.2296	0.81

Fixed assets	23.4109	23.4109	50.4901	27.0792	115.67
Of which: Building	21.0367	21.0367	25.7611	4.7244	22.46
Equipment	2.3742	2.3742	1.9755	-0.3987	-16.79
Land	-	-	22.7535	22.7535
Total assets	51.6762	51.6762	78.9850	27.3088	52.85
Total liabilities	17.8472	17.8472	17.8472	-	-
Net assets	33.8290	33.8290	61.1378	27.3088	80.73

(7)	100% Equity Interests in Xingpu Company

	(i)	Overview

As recorded in the Business License for Enterprises as Legal Persons issued by Beijing Administration for Industry and Commerce on 7 December 2007 with registration number 110114004208174, the current legal status of Xingpu Company is as follows: its registered address is at 1 Baifuquan Road, Chengqu Town, Changping District, Beijing; the economic nature is a state-owned enterprise; its registered capital is RMB 20.085 million, and paid-up capital is RMB 20.085 million; legal representative is Lu Peigang; date of establishment is 2 September 1988; business scope includes main operation of technical development and technical service of organic chemical, petrochemical, chemical auxiliary, and concurrent operation of sale of the products (except the products specified by the state) in the scope of main operation, machinery manufacturing, pressure vessel processing.

	(ii)	Financial Statement and Asset Valuation Report

In accordance with the Financial Statement (Beijing Jingdu Tinwha Shen Zi   (2009) No. 1012) prepared by Beijing Jingdu Tinwha Certified Public Accountants Co., Ltd, an audit firm which is qualified to engage in the securities business within China, as at the Audit Date, the audited financial data of Xingpu Company for the years ended 31 December 2007 and 31 December 2008, and five months of 2009 ended 31 May 2009 are as follows:

Balance Sheet
Unit: Millions RMB

Item	As at 31 May 2009	As at 31 December 2008	As at 31 December 2007
Total current assets	58.2085	64.4796	51.6687
Total Non-current assets	9.4388	9.9326	10.1021
Total assets	67.6473	74.4122	61.7708
Total current liabilities	8.4381	14.5052	3.7151
Total liabilities	8.4381	14.5052	3.7151
Total shareholders' interests	59.2092	59.9070	58.0557

Income Statement
Unit: Millions RMB

Item	As at 31 May 2009	As at 31 December 2008	As at 31 December 2007
Income	28.4832	138.1864	53.3324
Total cost	28.2090	135.9961	52.2056
Operation profit	0.2742	2.1903	1.1268
Total profit	0.2742	2.1932	1.2353
Net profit	0.2278	1.8512	0.6691

In accordance with the Asset Valuation Report (Zhong Lian Ping Bao Zi [2009] No. 277) prepared by Beijing United Assets Appraisal Co., Ltd by adopting the cost method, which is qualified to engage in securities business within China, as at the Valuation Date, the preliminary appraisal values oof Xingpu Company are as follows:

Unit: Millions RMB

Item	Book Value	Book Value after Adjustment	Appraised Value	Increment/Decrease Amount	Rate of Increment (%)
Total assets	67.6473	67.6473	75.3191	7.6719	11.34
Total liabilities	8.4381	8.4381	8.4381
Net assets	59.2092	59.2092	66.8810	7.6719	12.96

(8)	100% Equity Interests in BPDIBCI

	(i)	Overview

As recorded in the Business License for Enterprises as Legal Persons issued by Beijing Administration for Industry and Commerce on 11 June 2008 with registration number 110105002290096, the current legal status of BPDIBCI is as follows: its registered address is at 14 Beisanhuandong Road, Chaoyang District, Beijing; it is a state-owned enterprise; its registered capital is RMB 5 million, and paid-up capital is RMB 5 million; legal representative is Wu Changjiang; date of establishment is 5 October 1993; business scope: design of construction works (Grade B); technical development, cooperation, transfer, training, consulting of building materials and chemical process; tracing of drawing, blueprinting; sale of building materials, machinery and equipment, electrical equipment; design of environmental pollution prevention engineering (Grade B); design of pressure piping, chemical petrochemical machine, design of urban public works (Grade B); design of pressure vessel, stationary and office supplies; professional contracting; machine work; engineering consulting; construction cost consulting.

	(ii)	Financial Statement and Asset Valuation Report

In accordance with the Financial Statement (Beijing Jingdu Tinwha Shen Zi   (2009) No. 1003) prepared by Beijing Jingdu Tinwha Certified Public Accountants Co., Ltd, an audit firm which is qualified to engage in the securities business within China, as at the Audit Date, the audited financial data of BPDIBCI for the years ended 31 December 2007 and 31 December 2008, and five months of 2009 ended 31 May 2009 are as follows:

Balance Sheet
Unit: Millions RMB

Item	As at 31 May 2009	As at 31 December 2008	As at 31 December 2007
Total current assets	5.6017	6.5285	5.4581
Total Non-current assets	0.3784	0.4407	0.3721
Total assets	5.9801	6.9692	5.8302
Total current liabilities	0.5798	1.1027	1.8034

Total liabilities	0.5798	1.1028	1.8033
Total shareholders' interests	5.4003	5.8664	4.0269

Income Statement
Unit: Millions RMB

Item	As at 31 May 2009	As at 31 December 2008	As at 31 December 2007
Income	5.0589	21.9211	12.8885
Total cost	5.5153	19.4680	12.5916
Operation profit	-0.4564	2.4531	0.2969
Total profit	-0.4564	2.4531	0.2969
Net profit	-0.4662	1.8396	-1.1021

In accordance with the Asset Valuation Report (Zhong Lian Ping Bao Zi [2009] No. 280) prepared by Beijing United Assets Appraisal Co., Ltd by adopting the cost method, which is qualified to engage in securities business within China, as at the Valuation Date, the preliminary appraisal values of BPDIBCI are as follows:

Unit: Millions RMB

Item	Book Value	Book Value after Adjustment	Appraised Value	Increment/Decrease Amount	Rate of Increment (%)
Total assets	5.9801	5.9801	5.9731	-0.0070	-0.12
Total liabilities	0.5798	0.5798	0.5798
Net assets	5.4003	5.4003	5.3933	-0.0070	-0.13

(9)	100% Equity Interests in Qingdao Sinosun Certification Center

	(i)	Overview

As recorded in the Business License for Enterprises as Legal Persons issued by Qingdao Administration for Industry and Commerce on 27 April 2009 with registration number 370202018019015, the current legal status of Qingdao Sinosun Certification Center is as follows: its registered address is at 407-412, No. 218 Third Yan’an Road, Shinan

District, Qingdao; it is a state-owned enterprise; its registered capital is RMB 3.1 million; legal representative is Ding Xiaogang; date of establishment is 6 March 2002; operation period is effective from 6 March 2002; business scope: quality management system certification, environmental management system certification, occupational health and safety management system certification; HSE Management System Certification (competent governmental department approval document 1 validity period expires on 21 May 2011).

(ii)	Financial Statement and Asset Valuation Report

In accordance with the Financial Statement (Beijing Jingdu Tinwha Shen Zi   (2009) No. 1001) prepared by Beijing Jingdu Tinwha Certified Public Accountants Co., Ltd, an audit firm which is qualified to engage in the securities business within China, as at the Audit Date, the audited financial data of Qingdao Sinosun Certification Center for the years ended 31 December 2007 and 31 December 2008, and five months of 2009 ended 31 May 2009 are as follows:

Balance Sheet
Unit: Millions RMB

Item	As at 31 May 2009	As at 31 December 2008	As at 31 December 2007
Total current assets	3.6518	3.2537	3.1540
Total Non-current assets	0.0208	0.0432	0.1260
Total assets	3.6726	3.2969	3.2800
Total current liabilities	0.2187	0.4505	0.2892
Total liabilities	0.2187	0.4505	0.2892
Total shareholders' interests	3.4539	2.8464	2.9908

Income Statement
Unit: Millions RMB

Item	As at 31 May 2009	As at 31 December 2008	As at 31 December 2007
Income	2.4892	8.0532	8.2910
Total cost	1.6720	7.9771	7.8180
Operation profit	0.8172	0.0761	0.4730
Total profit	0.8100	0.0761	0.4730
Net profit	0.6075	-0.1443	0.2789

In accordance with the Asset Valuation Report (Zhong Lian Ping Bao Zi [2009] No. 279) prepared by Beijing United Assets Appraisal Co., Ltd by adopting the cost method, which is qualified to engage in securities business within China, as at the Valuation Date, the preliminary appraisal values of Qingdao Sinosun Certification Center are as follows:

Unit: Millions RMB

Item	Book Value	Book Value after Adjustment	Appraised Value	Increment/Decrease Amount	Rate of Increment (%)
Total assets	3.6726	3.6726	3.6746	0.0020	0.05
Total liabilities	0.2187	0.2187	0.2187
Net assets	3.4539	3.4539	3.4559	0.0020	0.06

(10)	100% Equity Interests in Fushun Huanke Company

	(i)	Overview

As recorded in the Business License for Enterprises as Legal Persons issued by Fushun Administration for Industry and Commerce on 17 December 2007 with registration number 210400000006828, the current legal status of Fushun Huanke Company is as follows: its registered address is at 31 East Section Dandong Road, Wanghua District, Fushun; it is a limited liability company (exclusively owned by a legal person); its registered capital is RMB 3 million and paid-up capital is RMB 3 million; legal representative is Fang Xiangchen; date of establishment is 27 September 2007; operation period is effective from 27 September 2007 to 27 September 2017; business scope: petrochemical technology development, technical consulting, technical service, technology transfer; environmental technology evaluation (with the exception of the projects prohibited by and required for pre-license by the state laws and administration regulations).

	(ii)	Financial Statement and Asset Valuation Report

In accordance with the Financial Statement (Beijing Jingdu Tinwha Shen Zi (2009) No. 1007) prepared by Beijing Jingdu Tinwha Certified

Public Accountants Co., Ltd, an audit firm which is qualified to engage in the securities business within China, as at the Audit Date, the audited financial data of Fushun Huanke Company for the years ended 31 December 2007 and 31 December 2008, and five months of 2009 ended 31 May 2009 are as follows:

Balance Sheet
Unit: Millions RMB

Item	As at 31 May 2009	As at 31 December 2008	As at 31 December 2007
Total current assets	1.6687	2.5687	3.0000
Total Non-current assets	0.5298	0.2795
Total assets	2.1985	2.8482	3.0000
Total current liabilities	0.0439	0.3653
Total liabilities	0.0439	0.3653
Total shareholders' interests	2.1546	2.4829	3.0000

Income Statement
Unit: Millions RMB

Item	As at 31 May 2009	As at 31 December 2008	As at 31 December 2007
Income	0.2400	0.7899
Total cost	0.8500	1.3069
Operation profit	-0.6100	-0.5170
Total profit	-0.6100	-0.5172
Net profit	-0.3282	-0.5172

In accordance with the Asset Valuation Report (Zhong Lian Ping Bao Zi [2009] No. 278) prepared by Beijing United Assets Appraisal Co., Ltd by adopting the cost method, which is qualified to engage in securities business within China, as at the Valuation Date, the preliminary appraisal values of Fushun Huanke Company are as follows:

Unit: Millions RMB

Item	Book Value	Book Value after Adjustment	Appraised Value	Increment/Decrease Amount	Rate of Increment (%)
Total assets	2.1985	2.1985	2.1116	-0.0869	-3.95
Total liabilities	0.0439	0.0439	0.0439
Net assets	2.1546	2.1546	2.0677	-0.0869	-4.03

(11)	100% Equity Interests in Material Equipment Company

	(i)	Overview

As recorded in the Business License for Enterprises as Legal Persons reissued by State Administration for Industry and Commerce on 14 May 2009 with registration number 10000000000386 (10-1), the current legal status of Material Equipment Company is as follows: its registered address is at Bldg. 2, Jia 6 Huixin East Street, Chaoyang District, Beijing; it is a state-owned enterprise; its registered capital is RMB 250 million; legal representative is Jiang Zhenying; business scope includes licensed business projects: none; general business projects: distribution of various raw materials (including steel products, nonferrous metal), fuel, supplementary materials, equipment and parts and components, automobile, petroleum (except product oil) and petrochemical products (except dangerous chemicals); agency for public bidding for construction works equipment; equipment construction; reclamation and processing of waste plastics, paper, dead catalyst; import & export; real estate development; technical development, technical consulting, technical service, information service relating thereto;

Material Equipment Company has established five wholly-owned subsidiaries in Shanghai, Tianjin, Nanjing and Dalian, which engage in equipment and materials distribution, international trade and logistics, etc., and meanwhile Material Equipment Company holds equity interests in (or controls) five limited liability companies.

	(ii)	Financial Statement and Asset Valuation Report

In accordance with the Financial Statement (Beijing Jingdu Tinwha Shen Zi   (2009) No. 0993) prepared by Beijing Jingdu Tinwha Certified Public Accountants Co., Ltd, an audit firm which is qualified to engage in the securities business within China, as at the Audit Date, the audited consolidated financial data of Material Equipment Company for the years ended 31 December 2007 and 31 December 2008, and five months of 2009 ended 31 May 2009 are as follows:

Consolidated Balance Sheet
Unit: Millions RMB

Item	As at 31 May 2009	As at 31 December 2008	As at 31 December 2007
Total current assets	673.0180	640.2264	600.7856
Total Non-current assets	165.7402	194.8521	343.2770
Total assets	838.7582	835.0785	944.0626
Total current liabilities	158.2026	198.0196	350.0034
Total Non-current liabilities	59.2976	59.5271	59.5571
Total liabilities	217.5002	257.5467	409.5605
Total shareholders' interests	621.2580	577.5318	534.5021
Minority interests	0.9115	0.8979	1.0376

Consolidated Income Statement
Unit: Millions RMB

Item	As at 31 May 2009	As at 31 December 2008	As at 31 December 2007
Income	262.0426	971.3907	923.2103
Total cost	257.6334	963.8808	937.7994
Operation profit	18.3953	55.2794	18.6837
Total profit	18.4455	58.0035	45.9360
Net profit	20.1792	48.3497	28.0975
Minority interests	-0.0004	-0.1398	-0.0081

In accordance with the Asset Valuation Report (Zhong Zheng Ping Bao Zi [2009] No. 047) prepared by Beijing Zhongzheng Appraisal Co., Ltd. by adopting the cost method, which is qualified to engage in securities business within China, as at the Valuation Date, the preliminary appraisal values of Material Equipment Company are as follows:

Unit: Millions RMB

Item	Book Value	Appraised Value	Increment/Decrease Amount	Rate of Increment (%)
Current assets	567.3989	597.9080	30.5091	5.38
Non-current assets	217.6902	333.6247	115.9345	53.26
Of which: Held-to-maturity investment	45.3900	54.7200	9.3300	20.56
Long-term equity investment	135.2903	221.8525	86.5622	63.98
Fixed assets	28.1583	43.1517	14.9934	53.25
Intangible assets	4.0407	13.7500	9.7093	240.29
Deferred income tax assets	4.8109	0.1505	-4.6604	-96.87
Total assets	785.0891	931.5327	146.4436	18.65
Total current liabilities	171.5245	171.5245	-	0.00
Total Non-current liabilities	2.1549	2.1549	-	0.00
Total liabilities	173.6794	173.6794	-	0.00
Net assets (shareholders' interests)	611.4096	757.8533	146.4436	23.95

IV.	THE MATERIAL TERMS AND PRICING POLICIES OF THE CONNECTED TRANSACTIONS

	1.	Asset Transfer Agreement regarding the Assets of PEPRIS

(1)	Date: 21 August 2009

(2)	Parties to the Agreement:

Sinopec Corp. (as purchaser)
Asset Management Company (as vendor)

(3)	Pricing Policy and Consideration

The consideration was determined by reference to the appraisal result concluded in the Asset Valuation Report. The consideration was negotiated and determined by the parties on the arm’s length basis.

The consideration is RMB 183.0421 million (approximately HKD 207.6979 million).

Any profits or losses incurred in connection with the assets of PEPRIS during the period from the Valuation Date to the Date of Handover shall belong to or be borne by Asset Management Company whilst any profits or losses incurred in connection with assets of PEPRIS after the Date of Handover will be belong to or be borne by Sinopec Corp.

(4)	Method of Payment

Sinopec Corp. and Asset Management Company agree that Sinopec    Corp. shall use its internal resources to make a one-off payment in full of the consideration pursuant to the Asset Transfer Agreement regarding the Assets of PEPRIS to Asset Management Company within 20 working days after the date of execution or otherwise agreed by the parties.

(5)	Date of Completion and Date of Handover

(i) Date of Completion

Sinopec Corp. and Asset Management Company agree that the Date of Completion shall be either 31 August 2009 or any later date as agreed by both parties in writing.

(ii) Date of Handover

Sinopec Corp. and Asset Management Company agree that the Date of Handover shall be 31 August 2009. On the Date of Handover, Asset Management Company shall deliver all assets of PEPRIS and the related approval documents, financial statements, lists of assets, title documents, legal documents and personnel files, in a form of List of Documents for Handover, to Sinopec Corp. After

examination, Sinopec Corp. shall execute the List of Documents for Handover.  Asset Management Company shall warrant the completeness and authenticity of the above documents and shall be responsible for any liabilities arising out of or in relation to misrepresentation or omission therein.

	(6)	Other Key Terms of the Asset Transfer Agreement regarding the Assets of PEPRIS

		(i)	Conditions for the Asset Transfer Agreement regarding the Assets of PEPRIS to Come into Effect

			●	The agreement having been executed by the legal representatives or other authorized representatives of both parties.

			●	Each party having completed its internal approval procedures for the transfer of all assets of PEPRIS and obtained all the relevant written approval documents.

		(ii)	Condition Precedents for Completion

The acquisition of all assets of PEPRIS will only be satisfied and completed upon each of all the following conditions having been satisfied or waived:

			●	The Asset Transfer Agreement regarding the Assets of PEPRIS has become effective;

			●	The Asset Valuation Report pertaining to all assets of PEPRIS has been filed with China Petrochemical Corporation;

			●	Related approvals, authorizations, verifications and filing duly required for the implementation of the Acquisition have been obtained; and

			●	Other conditions, if any, shall also be satisfied.

2.	Asset Transfer Agreement regarding the Assets of RIPP

	(1)	Date: 21 August 2009

	(2)	Parties to the Agreement:

Sinopec Corp. (as purchaser)
Asset Management Company (as vendor)

(3)	Pricing Policy and Consideration

The consideration was determined by reference to the appraisal result concluded in the Asset Valuation Report. The consideration was negotiated and determined by the parties on the arm’s length basis.

The consideration is RMB 2,147.7421 million (approximately HKD 2,437.0430 million).

Any profits or losses incurred in connection with the assets of RIPP during the period from the Valuation Date to the Date of Handover shall belong to or be borne by Asset Management Company whilst any profits or losses incurred in connection with assets of RIPP after the Date of Handover will be belong to or be borne by Sinopec Corp.

(4)	Method of Payment

Sinopec Corp. and Asset Management Company agree that Sinopec    Corp. shall use its internal resources to make a one-off payment in full of the consideration pursuant to the Asset Transfer Agreement regarding the Assets of RIPP to Asset Management Company within 20 working days after the date of execution or otherwise agreed by the parties.

(5)	Date of Completion and Date of Handover

(i) Date of Completion

Sinopec Corp. and Asset Management Company agree that the Date of Completion shall be either 31 August 2009 or any later date as agreed by both parties in writing.

(ii) Date of Handover

Sinopec Corp. and Asset Management Company agree that the Date of Handover shall be 31 August 2009. On the Date of Handover, Asset Management Company shall deliver all assets of RIPP and the related approval documents, financial statements, lists of assets, title documents, legal documents and personnel files, in a form of List of Documents for Handover, to Sinopec Corp. After examination, Sinopec Corp. shall execute the List of Documents for Handover.  Asset Management Company shall warrant the completeness and authenticity of the above documents and shall be responsible for any liabilities arising out of or in relation to misrepresentation or omission therein.

(6)	Other Key Terms of the Asset Transfer Agreement regarding the Assets of RIPP

		(i)	Conditions for the Asset Transfer Agreement regarding the Assets of RIPP to Come into Effect

			●	The agreement having been executed by the legal representatives or other authorized representatives of both parties.

			●	Each party having completed its internal approval procedures for the transfer of all assets of RIPP and obtained all the relevant written approval documents.

		(ii)	Condition Precedents for Completion

The acquisition of all assets of RIPP will only be satisfied and completed upon each of all the following conditions having been satisfied or waived:

		●	●	The Asset Transfer Agreement regarding the Assets of RIPP has become effective;

			●	The Asset Valuation Report pertaining to all assets of RIPP has been filed with China Petrochemical Corporation;

			●	Related approvals, authorizations, verifications and filing duly required for the implementation of the Acquisition have been obtained; and

			●	Other conditions, if any, shall also be satisfied.

3.	Asset Transfer Agreement regarding the Assets of Beijing Chemical Institute

	(1)	Date: 21 August 2009

	(2)	Parties to the Agreement:

Sinopec Corp. (as purchaser)
Asset Management Company (as vendor)

	(3)	Pricing Policy and Consideration

The consideration was determined by reference to the appraisal result concluded in the Asset Valuation Report. The consideration was negotiated and determined by the parties on the arm’s length basis.

The consideration is RMB 372.6174 million (approximately HKD 422.8090 million).

Any profits or losses incurred in connection with the assets of Beijing Chemical Institute during the period from the Valuation Date to the Date of Handover shall belong to or be borne by Asset Management Company whilst any profits or losses incurred in connection with assets of Beijing Chemical Institute after the Date of Handover will be belong to or be borne by Sinopec Corp.

(4)	Method of Payment

Sinopec Corp. and Asset Management Company agree that Sinopec    Corp. shall use its internal resources to make a one-off payment in full of the consideration pursuant to the Asset Transfer Agreement regarding the Assets of Beijing Chemical Institute to Asset Management Company within 20 working days after the date of execution or otherwise agreed by the parties.

(5)	Date of Completion and Date of Handover

(i) Date of Completion

Sinopec Corp. and Asset Management Company agree that the Date of Completion shall be either 31 August 2009 or any later date as agreed by both parties in writing.

(ii) Date of Handover

Sinopec Corp. and Asset Management Company agree that the Date of Handover shall be 31 August 2009. On the Date of Handover, Asset Management Company shall deliver all assets of Beijing Chemical Institute and the related approval documents, financial statements, lists of assets, title documents, legal documents and personnel files, in a form of List of Documents for Handover, to Sinopec Corp. After examination, Sinopec Corp. shall execute the List of Documents for Handover.  Asset Management Company shall warrant the completeness and authenticity of the above documents and shall be responsible for any liabilities arising out of or in relation to misrepresentation or omission therein.

(6)	Other Key Terms of the Asset Transfer Agreement regarding the Assets of Beijing Chemical Institute

(i) Conditions for the Asset Transfer Agreement regarding the Assets of Beijing Chemical Institute to Come into Effect

● The agreement having been executed by the legal representatives or other authorized representatives of both parties.

● Each party having completed its internal approval procedures for the transfer of all assets of Beijing Chemical Institute and obtained all the relevant written approval documents.

(ii) Condition Precedents for Completion

The acquisition of all assets of Beijing Chemical Institute will only be satisfied and completed upon each of all the following conditions having been satisfied or waived:

● The Asset Transfer Agreement regarding the Assets of Beijing Chemical Institute has become effective;

● The Asset Valuation Report pertaining to all assets of Beijing Chemical Institute has been filed with China Petrochemical Corporation;

● Related approvals, authorizations, verifications and filing duly required for the implementation of the Acquisition have been obtained; and

● Other conditions, if any, shall also be satisfied.

4.	Asset Transfer Agreement regarding the Assets of Shanghai Research Institute of Petrochemical Technology

	(1)	Date: 21 August 2009

	(2)	Parties to the Agreement:

Sinopec Corp. (as purchaser)
Asset Management Company (as vendor)

	(3)	Pricing Policy and Consideration

The consideration was determined by reference to the appraisal result concluded in the Asset Valuation Report. The consideration was negotiated and determined by the parties on the arm’s length basis.

The consideration is RMB 77.8904 million (approximately HKD 88.3822 million).

Any profits or losses incurred in connection with the assets of Shanghai   Research Institute of Petrochemical Technology during the period from the Valuation Date to the Date of Handover shall belong to or be borne by Asset Management Company whilst any profits or losses incurred in connection with assets of Shanghai Research Institute of Petrochemical Technology after the Date of Handover will be belong to or be borne by Sinopec Corp.

(4)	Method of Payment

Sinopec Corp. and Asset Management Company agree that Sinopec    Corp. shall use its internal resources to make a one-off payment in full of the consideration pursuant to the Asset Transfer Agreement regarding the Assets of Shanghai   Research Institute of Petrochemical Technology within 20 working days after the date of execution or otherwise agreed by the parties.

(5)	Date of Completion and Date of Handover

	(i)	Date of Completion

Sinopec Corp. and Asset Management Company agree that the Date of Completion shall be either 31 August 2009 or any later date as agreed by both parties in writing.

	(ii)	Date of Handover

Sinopec Corp. and Asset Management Company agree that the Date of Handover shall be 31 August 2009. On the Date of Handover, Asset Management Company shall deliver all assets of Shanghai   Research Institute of Petrochemical Technology and the related approval documents, financial statements, lists of assets, title documents, legal documents and personnel files, in a form of List of Documents for Handover, to Sinopec Corp. After examination, Sinopec Corp. shall execute the List of Documents for Handover.  Asset Management Company shall warrant the completeness and authenticity of the above documents and shall be responsible for any liabilities arising out of or in relation to misrepresentation or omission therein.

(6)	Other Key Terms of the Asset Transfer Agreement regarding the Assets of Shanghai Research Institute of Petrochemical Technology

	(i)	Conditions for the Asset Transfer Agreement regarding the Assets of Shanghai Research Institute of Petrochemical Technology to Come into Effect

			●	The agreement having been executed by the legal representatives or other authorized representatives of both parties.

●
Each party having completed its internal approval procedures for the transfer of all assets of Shanghai Research Institute of Petrochemical Technology and obtained all the relevant written approval documents.

		(ii)	Condition Precedents for Completion

The acquisition of all assets of Shanghai Research Institute of Petrochemical Technology will only be satisfied and completed upon each of all the following conditions having been satisfied or waived:

			●	The Asset Transfer Agreement regarding the Assets of Shanghai Research Institute of Petrochemical Technology has become effective;

			●	The Asset Valuation Report pertaining to all assets of Shanghai Research Institute of Petrochemical Technology has been filed with China Petrochemical Corporation;

			●	Related approvals, authorizations, verifications and filing duly required for the implementation of the Acquisition have been obtained; and

			●	Other conditions, if any, shall also be satisfied.

5.	Asset Transfer Agreement regarding the Assets of Fushun Petrochemical Institute

	(1)	Date: 21 August 2009

	(2)	Parties to the Agreement:

Sinopec Corp. (as purchaser)
Asset Management Company (as vendor)

	(3)	Pricing Policy and Consideration

The consideration was determined by reference to the appraisal result concluded in the Asset Valuation Report. The consideration was negotiated and determined by the parties on the arm’s length basis.

The consideration is RMB 267.7283 million (approximately HKD 303.7913 million).

Any profits or losses incurred in connection with the assets of Fushun Petrochemical Institute during the period from the Valuation Date to the Date of Handover shall belong to or be borne by Asset Management Company whilst any profits or losses incurred in connection with assets of Fushun Petrochemical Institute after the Date of Handover will be belong to or be borne by Sinopec Corp.

(4)	Method of Payment

Sinopec Corp. and Asset Management Company agree that Sinopec    Corp. shall use its internal resources to make a one-off payment in full of the consideration pursuant to the Asset Transfer Agreement regarding the Assets of Fushun Petrochemical Institute within 20 working days after the date of execution or otherwise agreed by the parties.

(5)	Date of Completion and Date of Handover

	(i)	Date of Completion

Sinopec Corp. and Asset Management Company agree that the Date of Completion shall be either 31 August 2009 or any later date as agreed by both parties in writing.

	(ii)	Date of Handover

Sinopec Corp. and Asset Management Company agree that the Date of Handover shall be 31 August 2009. On the Date of Handover, Asset Management Company shall deliver all assets of Fushun Petrochemical Institute and the related approval documents, financial statements, lists of assets, title documents, legal documents and personnel files, in a form of List of Documents for Handover, to Sinopec Corp. After examination, Sinopec Corp. shall execute the List of Documents for Handover.  Asset Management Company shall warrant the completeness and authenticity of the above documents and shall be responsible for any liabilities arising out of or in relation to misrepresentation or omission therein.

(6)	Other Key Terms of the Asset Transfer Agreement regarding the Assets of Fushun Petrochemical Institute

	(i)	Conditions for the Asset Transfer Agreement regarding the Fushun Petrochemical Institute to Come into Effect

			●	The agreement having been executed by the legal representatives or other authorized representatives of both parties.

			●	Each party having completed its internal approval procedures for the transfer of all assets of Fushun Petrochemical Institute and obtained all the relevant written approval documents.

		(ii)	Condition Precedents for Completion

The acquisition of all assets of Fushun Petrochemical Institute will only be satisfied and completed upon each of all the following conditions having been satisfied or waived:

			●	The Asset Transfer Agreement regarding the Assets of Fushun Petrochemical Institute has become effective;

			●	The Asset Valuation Report pertaining to all assets of Fushun Petrochemical Institute has been filed with China Petrochemical Corporation;

			●	Related approvals, authorizations, verifications and filing duly required for the implementation of the Acquisition have been obtained; and

			●	Other conditions, if any, shall also be satisfied.

6.	Asset Transfer Agreement regarding the Assets of Qingdao Safety Research Institute

	(1)	Date: 21 August 2009

	(2)	Parties to the Agreement:

Sinopec Corp. (as purchaser)
Asset Management Company (as vendor)

	(3)	Pricing Policy and Consideration

The consideration was determined by reference to the appraisal result concluded in the Asset Valuation Report. The consideration was negotiated and determined by the parties on the arm’s length basis.

The consideration is RMB 61.1378 million (approximately HKD 69.3731 million).

Any profits or losses incurred in connection with the assets of Qingdao Safety Research Institute during the period from the Valuation Date to the Date of Handover shall belong to or be borne by Asset Management Company whilst any profits or losses incurred in connection with assets of Qingdao Safety Research Institute after the Date of Handover will be belong to or be borne by Sinopec Corp.

(4)	Method of Payment

Sinopec Corp. and Asset Management Company agree that Sinopec    Corp. shall use its internal resources to make a one-off payment in full of the consideration pursuant to the Asset Transfer Agreement regarding the Assets of Qingdao Safety Research Institute within 20 working days after the date of execution or otherwise agreed by the parties.

(5)	Date of Completion and Date of Handover

(i) Date of Completion

Sinopec Corp. and Asset Management Company agree that the Date of Completion shall be either 31 August 2009 or any later date as agreed by both parties in writing.

(ii) Date of Handover

Sinopec Corp. and Asset Management Company agree that the Date of Handover shall be 31 August 2009. On the Date of Handover, Asset Management Company shall deliver all assets of Qingdao Safety Research Institute and the related approval documents, financial statements, lists of assets, title documents, legal documents and personnel files, in a form of List of Documents for Handover, to Sinopec Corp. After examination, Sinopec Corp. shall execute the List of Documents for Handover.  Asset Management Company shall warrant the completeness and authenticity of the above documents and shall be responsible for any liabilities arising out of or in relation to misrepresentation or omission therein.

(6)	Other Key Terms of the Asset Transfer Agreement regarding the Assets of Qingdao Safety Research Institute

(i) Conditions for the Asset Transfer Agreement regarding the Qingdao Safety Research Institute to Come into Effect

● The agreement having been executed by the legal representatives or other authorized representatives of both parties.

● Each party having completed its internal approval procedures for the transfer of all assets of Qingdao Safety Research Institute and obtained all the relevant written approval documents.

(ii) Condition Precedents for Completion

The acquisition of all assets of Qingdao Safety Research Institute will only be satisfied and completed upon each of all the following conditions having been satisfied or waived:

● The Asset Transfer Agreement regarding the Assets Qingdao Safety Research Institute has become effective;

● The Asset Valuation Report pertaining to all assets of Qingdao Safety Research Institute has been filed with China Petrochemical Corporation;

● Related approvals, authorizations, verifications and filing duly required for the implementation of the Acquisition have been obtained; and

● Other conditions, if any, shall also be satisfied.

7.	Equity Transfer Agreement regarding Xingpu Company

	(1)	Date: 21 August 2009

	(2)	Parties to the Agreement:

Sinopec Corp. (as purchaser)
Asset Management Company (as vendor)

	(3)	Pricing Policy and Consideration

The consideration was determined by reference to the appraisal result concluded in the Asset Valuation Report. The consideration was negotiated and determined by the parties on the arm’s length basis based on the quality of the assets of Xingpu Company, the potential development and the industry it belongs to and some other factors.

The consideration is RMB 66.8810 million (approximately HKD 75.8899 million).

Any profits or losses incurred in connection with Xingpu Company during the period from the Valuation Date to the Date of Handover shall belong to or be borne by Asset Management Company whilst any profits or losses incurred in connection with Xingpu Company after the Date of Handover will be belong to or be borne by Sinopec Corp.

(4)	Method of Payment

Sinopec Corp. and Asset Management Company agree that Sinopec    Corp. shall use its internal resources to make a one-off payment in full of the consideration pursuant to the Equity Transfer Agreement regarding Xingpu Company within 20 working days after the date of execution or otherwise agreed by the parties.

(5)	Date of Completion and Date of Handover

	(i)	Date of Completion

Sinopec Corp. and Asset Management Company agree that the Date of Completion shall be either 31 August 2009 or any later date as agreed by both parties in writing.

	(ii)	Date of Handover

Sinopec Corp. and Asset Management Company agree that the Date of Handover shall be 31 August 2009. On the Date of Handover, Asset Management Company shall deliver the related approval documents, financial statements, lists of assets, title documents, legal documents and personnel files in respect of Xingpu Company, in a form of List of Documents for Handover, to Sinopec Corp. After examination, Sinopec Corp. shall execute the List of Documents for Handover. Asset Management Company shall warrant the completeness and authenticity of the above documents and shall be responsible for any liabilities arising out of or in relation to misrepresentation or omission therein. At the same time, Asset Management Company and Sinopec Corp. shall enter into related lease agreements in respect of lease of land use right and/or property (if any) to Sinopec Corp.

(6)	Other Key Terms of the Equity Transfer Agreement regarding Xingpu Company

	(i)	Conditions for the Equity Transfer Agreement regarding Xingpu Company to Come into Effect

			●	The agreement having been executed by the legal representatives or other authorized representatives of both parties.

			●	Each party having completed its internal approval procedures for the transfer of equity interests in Xingpu Company and having obtained all the relevant written approval documents.

		(ii)	Condition Precedents for Completion

The acquisition of equity interests in Xingpu Company will only be satisfied and completed upon each of all the following conditions having been satisfied or waived:

			●	The Equity Transfer Agreement regarding Xingpu Company has become effective;

			●	The Asset Valuation Report pertaining to Xingpu Company has been filed with China Petrochemical Corporation;

			●	Related approvals, authorizations, verifications and filing duly required for the implementation of the Acquisition have been obtained; and

			●	Other conditions, if any, shall also be satisfied.

8.	Equity Transfer Agreement regarding BPDIBCI

	(1)	Date: 21 August 2009

	(2)	Parties to the Agreement:

Sinopec Corp. (as purchaser)
Asset Management Company (as vendor)

	(3)	Pricing Policy and Consideration

The consideration was determined by reference to the appraisal result concluded in the Asset Valuation Report. The consideration was negotiated and determined by the parties on the arm’s length basis based on the quality of the assets of BPDIBCI, the potential development and the industry it belongs to and some other factors.

The consideration is RMB 5.3933 million (approximately HKD 6.1198 million).

Any profits or losses incurred in connection with BPDIBCI during the period from the Valuation Date to the Date of Handover shall belong to or be borne by Asset Management Company whilst any profits or losses incurred in connection with BPDIBCI after the Date of Handover will be belong to or be borne by Sinopec Corp.

(4)	Method of Payment

Sinopec Corp. and Asset Management Company agree that Sinopec Corp. shall use its internal resources to make a one-off payment in full of the consideration pursuant to the Equity Transfer Agreement regarding BPDIBCI within 20 working days after the date of execution or otherwise agreed by the parties.

(5)	Date of Completion and Date of Handover

(i) Date of Completion

Sinopec Corp. and Asset Management Company agree that the Date of Completion shall be either 31 August 2009 or any later date as agreed by both parties in writing.

(ii) Date of Handover

Sinopec Corp. and Asset Management Company agree that the Date of Handover shall be 31 August 2009. On the Date of Handover, Asset Management Company shall deliver the related approval documents, financial statements, lists of assets, title documents, legal documents and personnel files in respect of BPDIBCI, in a form of List of Documents for Handover, to Sinopec Corp. After examination, Sinopec Corp. shall execute the List of Documents for Handover. Asset Management Company shall warrant the completeness and authenticity of the above documents and shall be responsible for any liabilities arising out of or in relation to misrepresentation or omission therein. At the same time, Asset Management Company and Sinopec Corp. shall enter into related lease agreements in respect of lease of land use right and/or property (if any) to Sinopec Corp.

(6)	Other Key Terms of the Equity Transfer Agreement regarding BPDIBCI

(i) Conditions for the Equity Transfer Agreement regarding BPDIBCI to Come into Effect

			●	The agreement having been executed by the legal representatives or other authorized representatives of both parties.

			●	Each party having completed its internal approval procedures for the transfer of equity interests in BPDIBCI and obtained all the relevant written approval documents.

		(ii)	Condition Precedents for Completion

The acquisition of equity interests in BPDIBCI will only be satisfied and completed upon each of all the following conditions having been satisfied or waived:

			●	The Equity Transfer Agreement regarding BPDIBCI has become effective;

			●	The Asset Valuation Report pertaining to BPDIBCI has been filed with China Petrochemical Corporation;

			●	Related approvals, authorizations, verifications and filing duly required for the implementation of the Acquisition have been obtained; and

			●	Other conditions, if any, shall also be satisfied.

9.	Equity Transfer Agreement regarding Qingdao Sinosun Certification Center

	(1)	Date: 21 August 2009

	(2)	Parties to the Agreement:

Sinopec Corp. (as purchaser)
Asset Management Company (as vendor)

	(3)	Pricing Policy and Consideration

The consideration was determined by reference to the appraisal result concluded in the Asset Valuation Report. The consideration was negotiated and determined by the parties on the arm’s length basis based on the quality of the assets of Qingdao Sinosun Certification Center, the potential development and the industry it belongs to and some other factors.

The consideration is RMB 3.4559 million (approximately HKD 3.9214 million).

Any profits or losses incurred in connection with Qingdao Sinosun Certification Center during the period from the Valuation Date to the Date of Handover shall belong to or be borne by Asset Management Company whilst any profits or losses incurred in connection with Qingdao Sinosun Certification Center after the Date of Handover will be belong to or be borne by Sinopec Corp.

(4)	Method of Payment

Sinopec Corp. and Asset Management Company agree that Sinopec    Corp. shall use its internal resources to make a one-off payment in full of the consideration pursuant to the Equity Transfer Agreement regarding Qingdao Sinosun Certification Center within 20 working days after the date of execution or otherwise agreed by the parties.

(5)	Date of Completion and Date of Handover

(i) Date of Completion

Sinopec Corp. and Asset Management Company agree that the Date of Completion shall be either 31 August 2009 or any later date as agreed by both parties in writing.

(ii) Date of Handover

Sinopec Corp. and Asset Management Company agree that the Date of Handover shall be 31 August 2009. On the Date of Handover, Asset Management Company shall deliver the related approval documents, financial statements, lists of assets, title documents, legal documents and personnel files in respect of Qingdao Sinosun Certification Center, in a form of List of Documents for Handover, to Sinopec Corp. After examination, Sinopec Corp. shall execute the List of Documents for Handover. Asset Management Company shall warrant the completeness and authenticity of the above documents and shall be responsible for any liabilities arising out of or in relation to misrepresentation or omission therein. At the same time, Asset Management Company and Sinopec Corp. shall enter into related lease agreements in respect of lease of land use right and/or property (if any) to Sinopec Corp.

	(6)	Other Key Terms of the Equity Transfer Agreement regarding Qingdao Sinosun Certification Center

		(i)	Conditions for the Equity Transfer Agreement regarding Qingdao Sinosun Certification Center to Come into Effect

			●	The agreement having been executed by the legal representatives or other authorized representatives of both parties.

			●	Each party having completed its internal approval procedures for the transfer of equity interests in Qingdao Sinosun Certification Center and obtained all the relevant written approval documents.

		(ii)	Condition Precedents for Completion

The acquisition of equity interests in Qingdao Sinosun Certification Center will only be satisfied and completed upon each of all the following conditions having been satisfied or waived:

			●	The Equity Transfer Agreement regarding Qingdao Sinosun Certification Center has become effective;

			●	The Asset Valuation Report pertaining to Qingdao Sinosun Certification Center has been filed with China Petrochemical Corporation;

			●	Related approvals, authorizations, verifications and filing duly required for the implementation of the Acquisition have been obtained; and

			●	Other conditions, if any, shall also be satisfied.

10.	Equity Transfer Agreement regarding Fushun Huanke Company

	(1)	Date: 21 August 2009

	(2)	Parties to the Agreement:

Sinopec Corp. (as purchaser)
Asset Management Company (as vendor)

(3)	Pricing Policy and Consideration

The consideration was determined by reference to the appraisal result concluded in the Asset Valuation Report. The consideration was negotiated and determined by the parties on the arm’s length basis based on the quality of the assets of Fushun Huanke Company, the potential development and the industry it belongs to and some other factors.

The consideration is RMB 2.0677 million (approximately HKD 2.3462 million).

Any profits or losses incurred in connection with Fushun Huanke Company during the period from the Valuation Date to the Date of Handover shall belong to or be borne by Asset Management Company whilst any profits or losses incurred in connection with Fushun Huanke Company after the Date of Handover will be belong to or be borne by Sinopec Corp.

(4)	Method of Payment

Sinopec Corp. and Asset Management Company agree that Sinopec    Corp. shall use its internal resources to make a one-off payment in full of the consideration pursuant to the Equity Transfer Agreement regarding Fushun Huanke Company within 20 working days after the date of execution or otherwise agreed by the parties.

(5)	Date of Completion and Date of Handover

(i) Date of Completion

Sinopec Corp. and Asset Management Company agree that the Date of Completion shall be either 31 August 2009 or any later date as agreed by both parties in writing.

(ii) Date of Handover

Sinopec Corp. and Asset Management Company agree that the Date of Handover shall be 31 August 2009. On the Date of Handover, Asset Management Company shall deliver the related approval documents, financial statements, lists of assets, title documents, legal documents and personnel files in respect of Fushun Huanke Company, in a form of List of Documents for Handover, to Sinopec Corp. After examination, Sinopec Corp. shall execute the List of Documents for Handover. Asset Management Company shall warrant the completeness and authenticity of the above documents and shall be responsible for any liabilities arising out of or in relation to misrepresentation or omission therein. At the same time, Asset Management Company and Sinopec Corp. shall enter into related lease agreements in respect of lease of land use right and/or property (if any) to Sinopec Corp.

	(6)	Other Key Terms of the Equity Transfer Agreement regarding Fushun Huanke Company

		(i)	Conditions for the Equity Transfer Agreement regarding Fushun Huanke Company to Come into Effect

			●	The agreement having been executed by the legal representatives or other authorized representatives of both parties.

			●	Each party having completed its internal approval procedures for the transfer of equity interests in Fushun Huanke Company and obtained all the relevant written approval documents.

		(ii)	Condition Precedents for Completion

The acquisition of equity interests in Fushun Huanke Company will only be satisfied and completed upon each of all the following conditions having been satisfied or waived:

			●	The Equity Transfer Agreement regarding Fushun Huanke Company has become effective;

			●	The Asset Valuation Report pertaining to Fushun Huanke Company has been filed with China Petrochemical Corporation;

			●	Related approvals, authorizations, verifications and filing duly required for the implementation of the Acquisition have been obtained; and

			●	Other conditions, if any, shall also be satisfied.

11.	Equity Transfer Agreement regarding Material Equipment Company

	(1)	Date: 21 August 2009

	(2)	Parties to the Agreement:

Sinopec Corp. (as purchaser)
Asset Management Company (as vendor)

(3)	Pricing Policy and Consideration

The consideration was determined by reference to the appraisal result concluded in the Asset Valuation Report. The consideration was negotiated and determined by the parties on the arm’s length basis based on the quality of the assets of Material Equipment Company, the potential development and the industry it belongs to and some other factors.

The consideration is RMB 757.8533 million (approximately HKD 859.9361 million).

Any profits or losses incurred in connection with Material Equipment Company during the period from the Valuation Date to the Date of Handover shall belong to or be borne by Asset Management Company whilst any profits or losses incurred in connection with Material Equipment Company after the Date of Handover will be belong to or be borne by Sinopec Corp.

(4)	Method of Payment

Sinopec Corp. and Asset Management Company agree that Sinopec    Corp. shall use its internal resources to make a one-off payment in full of the consideration pursuant to the Equity Transfer Agreement regarding Material Equipment Company within 20 working days after the date of execution or otherwise agreed by the parties.

(5)	Date of Completion and Date of Handover

(i) Date of Completion

Sinopec Corp. and Asset Management Company agree that the Date of Completion shall be either 31 August 2009 or any later date as agreed by both parties in writing.

(ii) Date of Handover

Sinopec Corp. and Asset Management Company agree that the Date of Handover shall be 31 August 2009. On the Date of Handover, Asset Management Company shall deliver the related approval documents, financial statements, lists of assets, title documents, legal documents and personnel files in respect of Material Equipment Company, in a form of List of Documents for Handover, to Sinopec Corp. After examination, Sinopec Corp. shall execute the List of Documents for Handover. Asset Management Company shall warrant the completeness and authenticity of the above documents and shall be responsible for any liabilities arising out of or in relation to misrepresentation or omission therein. At the same time, Asset Management Company and Sinopec Corp. shall enter into related lease agreements in respect of lease of land use right and/or property (if any) to Sinopec Corp.

	(6)	Other Key Terms of the Equity Transfer Agreement regarding Material Equipment Company

		(i)	Conditions for the Equity Transfer Agreement regarding Material Equipment Company to Come into Effect

			●	The agreement having been executed by the legal representatives or other authorized representatives of both parties.

			●	Each party having completed its internal approval procedures for the transfer of equity interests in Material Equipment Company and obtained all the relevant written approval documents.

		(ii)	Condition Precedents for Completion

The acquisition of equity interests in Material Equipment Company will only be satisfied and completed upon each of all the following conditions having been satisfied or waived:

			●	The Equity Transfer Agreement regarding Material Equipment Company has become effective;

			●	The Asset Valuation Report pertaining to Material Equipment Company has been filed with China Petrochemical Corporation;

			●	Related approvals, authorizations, verifications and filing duly required for the implementation of the Acquisition have been obtained; and

			●	Other conditions, if any, shall also be satisfied.

V.	REASONS FOR THE CONNECTED TRANSACTIONS AND THE EFFECT OF THE CONNECTED TRANSACTIONS ON SINOPEC

	1.	Reasons for the Connected Transactions

	(1)	To improve the technology ability of Sinopec Corp., and promote the prosperous development of Sinopec Corp.

Six scientific research institutes in the Target Assets are integral part of the scientific research system of Sinopec Corp. For example, Xingpu Company to be acquired in the Acquisition is the core unit of Research Institute of Petroleum Processing, undertaking the important task of pilot test of scientific research achievements.

After completion of the Acquisition, scientific research system of Sinopec Corp. will be more complete, and form a complete scientific research chain for scientific research, pilot test, business support. A complete, efficient and powerful scientific research system is of great significance to improvement of the business of Sinopec Corp.

(2)	To perfect the material equipment supply system of Sinopec Corp

After completion of the Acquisition, the material equipment supply system of Sinopec Corp. will be integrated again, not only eliminating their continuing connected transaction, but also achieving integrated operation in the business and geographic distribution.

(3)	To reduce continuing connected transactions

In the process of reorganization of Sinopec Corp. for preparation for listing, main core assets of China Petrochemical Corporation were injected into Sinopec Corp., and a lot of matching businesses are retained in China petrochemical corporation, which results in continuing connected transactions between them.

One purpose of the Acquisition is to reduce the continuing connected transactions, improve the effectiveness of integrated cooperation, decrease management levels, and enhance the management efficiency.

After completion of the Acquisition, the continuing connected transactions between Sinopec Corp. and China Petrochemical Corporation will be effectively reduced, and rights and interests of Sinopec Corp. and all of its shareholders will be maintained.

2.	Effects of the Acquisition on Sinopec Corp.

Effects of the Acquisition on Sinopec Corp. can be shown from supports for existing core business of Sinopec Corp. and elimination of partial continuing connected transactions.

(1)	Effects on financial indicators of Sinopec Corp.

In near future, due to late completion of the Acquisition, supports for existing core business and synergic effect can not be shown effectively, so there is little effect on the financial indicators of Sinopec Corp.

In accordance with the relevant data about the balance sheet for the year ended 31 March 2009 of Sinopec Corp. and payment of consideration of self-owned funds by Sinopec Corp. in the Acquisition, effects on main financial indicators of Sinopec Corp. after the completion of the Acquisition are described as follows:

(i) Effects on net assets per share

As a result of completion of the Acquisition with self-owned funds, no change of share capital in the acquisition period, and without financial adjustment factors, net assets per share keep unchanged at the time of completion of the Acquisition.

(ii) Effects on asset-liability ratio

The Acquisition is completed by Sinopec Corp. with the Company’s internal resources, and debt ratio after the Acquisition will be adjusted from 53.09% to 53.12%.

As a whole, due to small scale of the assets to be acquired, effects on the solvency and earning potential of Sinopec Corp. after the Acquisition are relatively small.

With further enhancement of technology strength of Sinopec Corp., synergic effect of technology propelling power and integrated operation will be realized, and accretive effect of earning potential per share will be gradually developed.

(2)	Effects on continuing connected transactions

According to financial statements of Jingdu Tinwha, connected transactions amounted RMB 500 million in 2007, RMB 490 million in 2008 and RMB 120 million between January and May of 2009, respectively. Through the Acquisition, the survival part will be injected into Sinopec Corp., effectively consolidating and minimizing such connected transactions thereafter.

(3)	Effects on core business system

		(i)	Enhancement of the whole level of scientific research ability of Sinopec Corp.

Six scientific research institutes in the subjects of the Acquisition, corresponding to six scientific research institutes of Sinopec Corp., undertake the function of business support, and meanwhile have powerful scientific research strength.

Function of business support is concentrated on scientific research pilot test, logistic support, and personnel trainings, etc.; scientific research ability of six institutes and their national accredited qualifications are indispensable to the scientific research system of Sinopec Corp.

		(ii)	Improvement of material equipment supply ability of Sinopec Corp.

Material Equipment Company in the subjects of the Acquisition was originally integrated with the material equipment business of Sinopec Corp. After completion of the Acquisition, material equipment supply system of Sinopec Corp. will be perfected, and the existing material equipment supply system of Sinopec Corp. will be further improved, in materials storage and reserves, particularly.

Simultaneously, the existing business system of Material Equipment Company to be acquired also perfects and prolongs the supply chain of Sinopec Corp., and enhances the materials safeguarding ability of Sinopec Corp.

VI.	OTHER ARRANGEMENTS IN RELATION TO THIS TRANSACTION

	1.	Continuing Connected Transactions after the Completion of the Acquisition

After the completion of the Acquisition, the continuing connected transactions between Sinopec Corp. and China Petrochemical Corporation will be further reduced. The parties agree that all continuing connected transactions between Sinopec Corp. and China Petrochemical Corporation will be conducted in accordance with the market practice and the prices for such continuing connected transaction will be determined based on the principles of fairness, reasonableness, mutual benefit and market-oriented policy so that the interest of Sinopec Corp. and its minority shareholders will not be impaired.

	2.	The Arrangement for Personnel Involved in the Acquisition and Related Issues

In relation to the arrangement for the personnel involved in the Acquisition, the parties confirm that the employment relationship and the social insurance (including pension and medicare etc.) of all the registered employees (including the management and ordinary employees) in respect of Target Assets will be taken over by Sinopec Corp.

	3.	Issues in relation to Land and Real Estate Involved in the Acquisition

In relation to the land and real estate involved in the Acquisition, China Petrochemical Corporation undertakes:

(1)
In relation to the land use rights continue to be leased by Sinopec Corp. from China Petrochemical Corporation after the completion of the Acquisition, China Petrochemical Corporation guarantee and ensure the integrity and legality of the title of such land use rights and also ensure the legality and validity of the use of the land by Sinopec Corp. by way of leasing;

(2)
In relation to the real estate involved in the Target Assets and those need to be leased by Sinopec Corp. from China Petrochemical Corporation after the completion of the Acquisition, China Petrochemical Corporation guarantee and ensure the integrity for the disposal of the title of such real estate, and ensures the legality and validity of the transfer and leasing of such real estate; and

(3) The aforementioned undertaking and warranty shall remain in effect after the completion of the Acquisition, and will not be affected by the completion of the Acquisition.

VII.	OPINION OF THE INDEPENDENT DIRECTORS

Mr. Liu Zhongli, Mr. Ye Qing, Mr. Li Deshui, Mr. Xie Zhongyu and Mr. Chen Xiaojin, being the independent directors of Sinopec Corp., issued their independent views in respect of the Acquisition. The independent directors are of the view that the Acquisition was conducted on normal commercial terms in the ordinary course of business through fair and equitable negotiations. The considerations for the Acquisition and other terms and conditions contained in the agreements are fair and reasonable for Sinopec Corp. and its shareholders as a whole. The Acquisition will not damage Sinopec Corp. and independent shareholders. After the Acquisition, the existing connected transactions between Sinopec Corp. and China Petrochemical Corporation will be reduced, and this is beneficial to the sustainable and healthy development of Sinopec Corp. and is in the interest of Sinopec Corp. and its shareholders as a whole. Mr. Su Shulin, Mr. Zhang Yaocang, Mr. Cao Yaofeng, Mr.

Li Chunguang and Mr. Liu Yun, being the connected directors have abstained from voting for the Acquisition at the Board meeting at which the Acquisition was considered and approved. The voting procedures comply with the provisions of the applicable domestic and overseas laws and regulations, the regulatory documents and the articles of associations of Sinopec Corp.

VIII.	OPINIONS FROM THE INDEPENDENT FINANCIAL ADVISER

As required by Shanghai Stock Exchange, China Enterprise Consultancy Co., Ltd. undertakes the independent financial adviser for the Acquisition. The independent financial adviser has carefully review the asset appraisal reports, audit reports and relevant agreements and announcements involved in the Acquisition, and on the basis of professional judgment, expresses the opinions as follows:

1.
The Acquisition is conducted in compliance with the requirements of the relevant state laws and regulations, and in accordance with the relevant laws and regulations such as the Company Law, Securities Law and Shanghai Listing Rules.

2.
In the Acquisition, Sinopec Corp. acquired in cash the relevant assets and equity interestsof Asset Management Company and its subsidiaries (where applicable), so the Acquisition constitutes connected transaction. The consideration is reasonable and fair, without damaging the interests of Sinopec Corp. and its shareholders.

3.
After completion of the Acquisition, Sinopec Corp.’s related business ability in scientific research and materials equipment, etc. is enhanced, business system is further completed, management efficiency is improved, which is beneficial to the sustainable development of Sinopec Corp. in the future.

	4.	The Acquisition has little effect on the capital structure of Sinopec Corp., with liability ratio going up slightly, but operating results and earning potential are enhanced to a certain extent.

5.
After completion of the Acquisition, continuing connected transactions between Sinopec Corp. and China Petrochemical Corporation will be significantly reduced. Existing continuing connected transactions are normal connected transactions in the process of production and business operation. For such connected transactions, China Petrochemical Corporation and Sinopec Corp. will determine the pricing principle of connected transactions according to the previous specifications and undertaking of reduction of connected transactions, establish voting for the resolutions relating to withdrawal of connected persons, enhance transparency of the information on connected transactions, and intensify practicable measures such as supervision on connected transactions. Therefore, the Acquisition is fair and reasonable, without damaging the lawful rights and interests of Sinopec Corp. and its non-connected shareholders.

	6.	There are no substantially horizontal competitions between Sinopec Corp. and Asset Management Company and other connected parties.

	7.	The Acquisition is fair, reasonable and lawful, and beneficial to Sinopec Corp. and in line with the long-term benefits of all shareholders.

IX.	DETAILS OF HISTORICAL CONNECTED TRANSACTIONS

	1.	In 2007, Sinopec Corp. acquired assets (including equity interests and operational rights) from the controlling shareholder, which is detailed as follows:

		(1)	Connected person

			(i)	Name: China Petrochemical Corporation.

			(ii)	Connected relationship with Sinopec Corp.: Controlling shareholder of Sinopec Corp..

			(iii)	Connected directors: Su Shulin, Zhou Yuan

		(2)	Details of connected transactions

			(i)	Type of transaction: Acquisition of equity interests in five oil refinery enterprises and operational rights of 63 gas stations.

(ii)
Subject of transaction: China Petrochemical Corporation transferred to Sinopec Corp. its 100% state-owed property right held in Hangzhou Plant, 59.47% state-owned property right held in Yangzhou Petrochemical and 75% equity interests in Zhanjiang Dongxing, and transferred to Sinopec Yangzi Petrochemical Co., Ltd. its 100% state-owned property right in Taizhou Petrochemical and its 100% state-owned equity interests in Qingjiang Petrochemical, and meanwhile, China Petrochemical Corporation transferred the operational rights of its 63 gas stations to Sinopec Corp.

			(iii)	Amount of transaction: The consideration is RMB 3,659.79 million (about HKD 3,879.38 million).

		(iv)	Transaction date: 31 December 2007.

		(v)	Fulfilment of transaction: acquisition of equity interests in five oil refinery enterprises has been completed (acquisition of 63 gas stations).

(vi)
Effects on financial position and operating results ofSinopec Corp.: Five oil refinery enterprises engage in processing of crude oil and production of petrochemical products, with petroleum refinery capacity amounted to 8 million tons per year. With decades of development, they have accumulated rich technologies and experience. Acquisition of operational rights of 63 gas stations can rationalize the oil product sale system, perfect the product oil retail network ofSinopec Corp., and enhance the product oil sale ability. Through the Acquisition, Sinopec Corp. can further focus on prime operations, expand industry scale, strengthen core competitive power and sustainable development ability, and effectively reduce connected transactions. Through the Acquisition, integration of production, operation, management and sales between Sinopec Corp. and target companies, scale effect and synergic effect will be achieved.

2.	In 2008, Sinopec Corp. acquired certain assets from six legal entities under the controlling shareholder, which is detailed as follows:

	(1)	Connected persons

(i)
Name: Six entities, i.e., Sinopec Shengli Petroleum Administrative Bureau, Sinopec Jianghan Petroleum Administrative Bureau, Sinopec Zhongyuan Petroleum Exploration Bureau (Zhongyuan Petroleum), Sinopec Henan Petroleum Exploration Bureau, Sinopec Jiangsu Petroleum Exploration Bureau and Sinopec East China Petroleum Bureau.

		(ii)	Connected relationship with Sinopec Corp.

The above six entities are the legal entities under Sinopec Corp.'s controlling shareholder, China Petrochemical Corporation.

		(iii)	Connected directors: Su Shulin, Zhou Yuan

	(2)	Details of connected transactions

		(i)	Type of transaction: Asset acquisition.

(ii)
Subject of transaction: Including down-hole operation assets and operations of maintenance nature and related liabilities owned by Shengli Petroleum Administrative Bureau, Jianghan Petroleum Administrative Bureau, Zhongyuan Petroleum Exploration Bureau, Henan Petroleum Exploration Bureau, Jiangsu Petroleum Exploration Bureau and East China Petroleum Bureau.

		(iii)	Amount: The consideration is RMB 1,564.48 million (about HKD 1,670.71 million).

		(iv)	Transaction date: 30 June 2008.

		(v)	Fulfilment of transaction: completed.

(vi)
Effects on financial position and operating results ofSinopec Corp.: The target assets acquired are closely associated with the daily production and operation of the oil field of Sinopec Corp., implementation of the acquisition can further meet the demand for down-hole operation of the oil recovery plants under Sinopec Corp., keep daily production steady and in order, reduce the operation number, improve the operation quality, decease the operation costs, rationalize the oil field operation management system, enhance the business synergy of oil recovery operation with down-hole operation system, improve  the production efficiency, and further reduce connected transactions in production business; in the long run, with timely satisfaction of the demand for down-hole operation of the oil recovery plant, rationalization of oil field operation management system, synergic effect of oil recovery business with down-hole operation system business, gradual integration of domestic product oil price with the international price, earning potential of the target assets acquired will be enhanced, and accretive effect of profits per share of Sinopec Corp. will be gradually developed.

3.
In 2009, Sinopec Corp. acquired certain assets (including property rights, equity interests and assets) from the controlling shareholder and its subordinate entities, and disposed certain assets to the subordinate entities of the controlling shareholder, which is detailed as follows:

	(1)	Connected persons

		(i)	Name: China Petrochemical Corporation, Asset Management

Company, Sinopec Sales & Industrial Co., Ltd., Shengli Oil Field Shengli Petroleum & Chemical Construction Corporation.

	(ii)	Connected relationship with Sinopec Corp.:

China Petrochemical Corporation is the controlling shareholder of this Company.

Asset Management Company is the wholly-owned subsidiary of China Petrochemical Corporation, which is the controlling shareholder of Sinopec Corp..

Sinopec Sales & Industrial Co., Ltd. is the wholly-owned subsidiary of Asset Management Company.

Shengli Oil Field Shengli Petroleum & Chemical Construction Corporation is the holding subsidiary of Shengli Petroleum Administrative Bureau which is a legal entity under China Petrochemical Corporation.

	(iii)	Connected directors: Su Shulin, Zhou Yuan.

(2)	Details of connected transactions

(i)
Type of transaction: Acquisition of property rights of the eight oil product pipeline project divisions, equity interests in two companies, submarine pipeline and cable testing and maintenance devices and partial assets of Shijiazhuang Branch Company; sale of fertilizer devices of Jinling Branch of the Company.

	(ii)	Subject of transaction:

Subject of acquisition: Property rights of the eight oil product pipeline project divisions owned by Sinopec Sales & Industrial Co., Ltd., 100% state-owned equity interests held by China Petrochemical Corporation in Qingdao Petrochemical Co., Ltd., 41.99% state-owned equity interests held by Asset Management Company in Shijiazhuang Chemical Fiber Co., Ltd., submarine pipeline and cable testing and maintenance devices owned by Shengli Oil Field Shengli Petroleum & Chemical Construction Corporation and partial assets of  Shijiazhuang Branch Company. Assets mainly include transportation and storage assets in relation to oil refining (including oil products, loading/unloading oil, grouping stations, oil pipeline, etc.), certain electric instruments, fire control, environment supervision devices, one water source, congruence, 4-n-Octylphenol, roads and paths in the plant area, warehouse, etc.; office buildings and related office equipment; construction in process; 45 pieces of related land; telecommunication station equipment; security office equipment; employee training center equipment; newspaper office equipment.

Subject of sales: Fertilizer devices of Jinling Branch Company of the Company, mainly including four parts, i.e., integrated fertilizer workshop, purification and chemical combination work area, finished product work area and urea work area.

	(iii)	Amount of transaction:

The consideration for acquisition: RMB 1,839.38 million (about HKD 2,078.50 million).

The consideration for disposal: RMB 157.47 million (about HKD 177.94 million).

	(iv)	Transaction date: 31 March 2009.

	(v)	Fulfilment of transaction: completed.

(vi)
Effects on financial position and operating results ofSinopec Corp.: Through the transaction, Sinopec Corp. further expands operation scale and enhances core business competitiveness. The oil product pipelines acquired under this transaction are the most essential and competitive in the entire marketing mechanism of oil products, and are of vital significance to the competitiveness of Sinopec Corp.’s service stations located in the middle and eastern regions of China with the most rigorously developing economies, and to perfection of industry chain. The acquisition of Qingdao Petrochemical is critical to the consolidation and enhancement of Sinopec Corp’s competitiveness at Bo Hai Gulf, and to the optimization of industrial structuring. Qingdao Petrochemical’s earning potential can be further developed after the acquisition accompanying the pricing reform of oil products. The acquisition of other equity interests and assets is a critical step in our business strategies, which are important to the elevation of the overall strength of the Company and its ability to respond to the development cycles of the industry.

X.	NON-COMPETITION UNDERTAKING OF CHINA PETROCHEMICAL CORPORATION

Prior to the restructuring of Sinopec Corp., for the protection of Sinopec Corp.'s interest, China Petrochemical Corporation and Sinopec Corp. entered into a Non-competition Agreement, pursuant to which China Petrochemical Corporation undertook to Sinopec Corp., unless Sinopec Corp. agrees in writing or under certain circumstances as permitted under the Non-competition Agreement, that it shall: (a) not be involved in any business which competes or may compete with Sinopec Corp.'s business; (b) provide Sinopec Corp. with an option to purchase any business of China Petrochemical Corporation which competes or may compete with Sinopec Corp.'s business and right of first refusal over any business which competes or may compete with Sinopec Corp.

China Petrochemical Corporation agrees to continue to comply with the above undertakings.

XI.	CHECKLIST OF DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal working hours at the legal address of Sinopec Corp.:

	1.	the Board resolutions of the 2nd Meeting of the Fourth Session of the Board of Sinopec Corp.;

	2.	the opinion of independent directors;

	3.	the resolutions of the 2nd Meeting of the Fourth Session of the Supervisory Committee;

	4.	Asset Transfer Agreement regarding Assets of PEPRIS entered into between Sinopec Corp. and Asset Management Company;

	5.	Asset Transfer Agreement regarding Assets of RIPP entered into between Sinopec Corp. and Asset Management Company;

	6.	Asset Transfer Agreement regarding Assets of Beijing Chemical Institute entered into between Sinopec Corp. and Asset Management Company;

	7.	Asset Transfer Agreement regarding Assets of Shanghai Research Institute of Petrochemical Technology entered into between Sinopec Corp. and Asset Management Company;

	8.	Asset Transfer Agreement regarding Assets of Fushun Petrochemical Institute entered into between Sinopec Corp. and Asset Management Company;

9.	Asset Transfer Agreement regarding Assets of Qingdao Safety Research Institute entered into between Sinopec Corp. and Asset Management Company;

10.	Equity Transfer Agreement regarding Xingpu Company entered into between Sinopec Corp. and Asset Management Company;

11.	Equity Transfer Agreement regarding BPDIBCI entered into between Sinopec Corp. and Asset Management Company;

12.	Equity Transfer Agreement regarding Qingdao Sinosun Certification Center entered into between Sinopec Corp. and Asset Management Company;

13.	Equity Transfer Agreement regarding Fushun Huanke Company entered into between Sinopec Corp. and Asset Management Company;

14.	Equity Transfer Agreement regarding Material Equipment Company entered into between Sinopec Corp. and Asset Management Company;

15.	the Financial Statements of Target Assets;

16.	the Asset Valuation Reports of Target Assets;

17.	the Report of Independent Financial Advisor.

DEFINITIONS

Names	Definitions

Acquisition	The proposed acquisition of the Target Assets by Sinopec Corp. pursuant to six Asset Transfer Agreements and five Equity Transfer Agreements executed with Asset Management Company

Asset Management Company	Sinopec Asset Management Company

Audit Date	31 May 2009

Beijing Chemical Institute	Beijing Chemical Research Institute of Sinopec Asset Management Company

Board of Directors	Board of Directors of Sinopec Corp.

BPDIBCI	Beijing Petrochemical Design Institute of Beijing Chemical Institute

Business Day	Any day other than Saturday, Sunday or any day when a bank in China shall suspend or is authorized to suspend its business operation pursuant to the applicable laws

China Petrochemical Corporation	China Petrochemical Corporation

Date of Completion	31 August 2009 or any other date agreed in writing by Sinopec Corp. and Asset Management Company

Date of Handover	31 August 2009

Directors	Directors of Sinopec Corp.

Fushun Huanke Company	Fushun Huanke Petrochemical Technical Development Co., Ltd.

Fushun Petrochemical Institute	Fushun Research Institute of Petroleum and Petrochemicals of Sinopec Asset Management Company

HKD
Lawful currency of Hong Kong Special Administrative Region of the People’s Republic of China. As at the Valuation Date, RMB 1 is equivalent to approximately HKD 1.1347, however, no representation is made that any amounts in RMB can be or could have been converted into HKD at the above rates or vice versa.

Hong Kong Listing Rules	Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited

Hong Kong Stock Exchange	The Stock Exchange of Hong Kong Limited

Material Equipment Company	Sinopec Material Equipment Company

PEPRIS	Petroleum Exploration & Production Research Institute of Sinopec Asset Management Company

Qingdao Safety Research Institute	Safety Engineering Research Institute of Sinopec Asset Management Company

Qingdao Sinosun Certification Center	Qingdao Sinosun Management System Certification Center

RIPP	Research Institute of Petroleum Processing of Sinopec Asset Management Company

RMB	The lawful currency of the People’s Republic of China

SASAC	State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China

Shanghai Listing Rules	The Listing Rules of Shanghai Stock Exchange

Shanghai Research Institute of Petrochemical Technology	Shanghai Research Institute of Petrochemical Technology of Sinopec Asset Management Company

Shanghai Stock Exchange	The Shanghai Stock Exchange

Sinopec Corp.	China Petroleum & Chemical Corporation

Target Assets	(1)	All assets of PEPRIS
	(2)	All assets of RIPP
	(3)	All assets of Beijing Chemical Institute
	(4)	All assets of Shanghai Research Institute of Petrochemical Technology
	(5)	All assets of Fushun Petrochemical Institute
	(6)	All assets of Qingdao Safety Research Institute
	(7)	100% equity interests in Xingpu Company
	(8)	100% equity interests in BPDIBCI
	(9)	100% equity interests in Qingdao Sinosun Certification Center
	(10)	100% equity interests in Fushun Huanke Company
	(11)	100% equity interests in Material Equipment Company

Valuation Date	31 May 2009

Xingpu Company	Beijing Xingpu Fine Chemical Technical Development Company

For and on behalf of the Board of Directors
China Petroleum & Chemical Corporation
Chen Ge
Secretary to the Board of Directors

Beijing, PRC, 21 August 2009

As at the date of this announcement, the non-executive directors are Messrs. Su Shulin, Zhang Yaocang, Cao Yaofeng, Li Chunguang and Liu Yun; the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Cai Xiyou and Dai Houliang; the independent non-executive directors are Messrs. Liu Zhongli, Ye Qing, Li Deshui, Xie Zhongyu and Chen Xiaojin.

Document 3

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

CONTINUING CONNECTED TRANSACTIONS
Reference is made to Sinopec Corp.´s circular dated 21 April 2006 in relation to the Continuing Connected Transactions between the Company and China Petrochemical Corporation and/or its associates. At the annual general meeting of 2006, the Independent Shareholders approved, among other things, the Major Continuing Connected Transactions, the caps for the three years ended 31 December 2009 for the Major Continuing Connected Transactions and the Non-major Continuing Connected Transactions.

Sinopec Corp. expects that the Continuing Connected Transactions will continue after 31 December 2009.

On 21 August 2009, Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Second Supplemental Agreement. The Continuing Connected Transactions Second Supplemental Agreement made adjustments to the terms of certain Continuing Connected Transactions Agreements. The adjustments will be applicable to the Continuing Connected Transactions since1 January 2010.

China Petrochemical Corporation, a shareholder of approximately 75.84% interests in Sinopec Corp., and its associates will constitute connected persons of Sinopec Corp. under the HK Listing Rules and the Listing Rules of Shanghai Stock Exchange. As such, the Continuing Connected Transactions will constitute continuing connected transactions of Sinopec Corp. under the HK Listing Rules. Pursuant to Chapter 14A of the HK Listing Rules, Sinopec Corp. must comply with the reporting, announcement and Independent Shareholders´ approval requirements in respect of such continuing connected transactions (if necessary).

Sinopec Corp. will seek the approval of Independent Shareholders in respect of the Mutual Supply Agreement Amendments, the Major Continuing Connected Transactions, the caps for the Major Continuing Connected Transactions and, at the request of the Shanghai Stock Exchange, the Non-Major Continuing Connected Transactions. A circular containing details of the Continuing Connected Transactions, a letter from the Independent Board Committee, an opinion of the independent financial adviser, ICBC International, together with a notice to convene the EGM, will be dispatched to the shareholders as soon as practicable.

1.           CONTINUING CONNECTED TRANSACTIONS

1.1         Background

Reference is made to Sinopec Corp.´s circular dated 21 April 2006 in relation to the Continuing Connected Transactions between the Company and China Petrochemical Corporation and/or its associates. At the annual general meeting of 2006, the Independent Shareholders approved, among other things, the Major Continuing Connected Transactions, the caps for the three years ended 31 December 2009 for the Major Continuing Connected Transactions and the Non-major Continuing Connected Transactions.

Sinopec Corp. expects that the Continuing Connected Transactions will continue after 31 December 2009.

In respect of the Continuing Connected Transactions commencing from 1 January 2010, Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Second Supplemental Agreement on 21 August 2009, in which adjustments were made to the terms of certain Continuing Connected Transactions Agreements. Set out below are the summaries of the Continuing Connected Transactions Agreements (as adjusted) and the transactions contemplated thereunder:

The Continuing Connected Transactions are summarised below:

(1)           Mutual Supply Agreement

China Petrochemical Corporation and Sinopec Corp. entered into the Mutual Supply Agreement on 3 June 2000 and the Continuing Connected Transactions First Supplemental Agreement on 31 March 2006, term of which will end on 31 December 2009. Pursuant to the Continuing Connected Transactions Second Supplemental Agreement dated 21 August 2009, the term of the Mutual Supply Agreement was extended to 31 December 2012. The following transactions are contemplated under the Mutual Supply Agreement:

(a)
The products and services which are contemplated to be supplied by the Company, including: crude oil, natural gas, refined and petrochemical products and by-products, semi-finished products, water, electricity, gas, heat, measurements quality inspection, provision of other related or similar products and services and guarantee.

(b)	The products and services which are contemplated to be acquired by the Company, including:

(i)
Supply: steel, wood, cement, coal, wind, hydrogen, nitrogen, fresh water, chemical water, recycled water, electricity, steam, heat supply, materials and equipment parts, chemical raw materials, precious metals, the sourcing of crude oil and natural gas, including crude oil and natural gas from overseas1 and other related or similar products and services.

(ii)	Storage and transportation: railway, vehicular transport, water transport, pipeline transmission, loading and unloading, wharves, warehousing and other related or similar services.

(iii)
Ancillary production: well drilling, well surveying, well logging, exploration and development testing, technological research, communication, fire control, security guards, public security, chemical examination, material examination, information, pressure containers and pipelines inspection, metering inspection, computer services, equipment research, airports, feasibility study, design, construction, installation, production of electromechanical instruments, inspection and maintenance of equipment devices and electrical equipment meters, works supervision, environmental protection, repair and maintenance of roads, bridges and culverts and slope protection, flood control and other related or similar services.

public security, chemical examination, material examination, information, pressure containers and pipelines inspection, metering inspection, computer services, equipment research, airports, feasibility study, design, construction, installation, production of electromechanical instruments, inspection and maintenance of equipment devices and electrical equipment meters, works supervision, environmental protection, repair and maintenance of roads, bridges and culverts and slope protection, flood control and other related or similar services.

(iv)
Others: deposits and loans of finance institutions, loan guarantees, acting as agent in the collection and payment of administrative services fees, labour services, asset leasing and other related or similar services.

According to the Mutual Supply Agreement, the transactions conducted thereunder shall be priced in accordance with the following terms:

(a)	government-prescribed price;

(b)	where there is no government-prescribed price but where there is government-guidance price, the government-guidance price will apply;

(c)	where there is neither a government-prescribed price nor a government-guidance price, the market price will apply; or

(d)
where none of the above is applicable, the price is to be agreed between the relevant parties for the provision of the above products or service, which shall be the reasonable cost incurred in providing the same plus 6% or less of such cost.

The pricing mechanisms set out in (a) to (c) above are based on governmental or market levels. As to the pricing mechanism set out in (d) above, the Directors believe that the 6% margin set out therein is in line with the respective industries in the PRC market, accordingly, they are of the view that the pricing mechanisms are fair and reasonable and on normal commercial terms.

(2)           Land Use Rights Leasing Agreement

China Petrochemical Corporation and Sinopec Corp. entered into the Land Use Rights Leasing Agreement on 3 June 2000, the Land Use Rights Leasing Agreement Amendment Memo on 22 August 2008 and the Land Use Rights Leasing Agreement Second Amendment Memo on 21 August 2009, pursuant to which, members of the Sinopec Group agreed to lease to the Company certain parcels of land with an area of approximately 416,000,000 square metres. The parcels of land leased will mainly be used for main production facilities, ancillary production facilities and certain petrol stations operated by Sinopec Corp.

The land which will be leased can be divided into two types:

(i)	those which members of the Sinopec Group have land use rights certificates; and

(ii)	those which members of the Sinopec Group have obtained approval from the Ministry of Land and Resources evidencing their rights to lease the land to the Company.

The rent payable under the Land Use Rights Leasing Agreement is based on factors including the area of the land involved and their location. According to the Land Use Rights Leasing Agreement, the rent may be reviewed every three years commencing from 2000 and any such revised rent shall not be higher than the prevailing market rent as confirmed by an independent valuer.

Regarding authorised land for operation owned by members of the Sinopec Group, land for industrial use are leased to the Company for a term of 50 years and land for commercial use for 40 years. Regarding land over which members of the Sinopec Group have been granted land use rights with consideration, they are leased for a term up to the date of expiry of the respective land use rights certificates. The term of the lease in each case commenced from 1 January 2000. The Company may require members of the Sinopec Group to renew the term of the lease by giving notice to it twelve months before the expiry of the lease.

(3)           Community Services Agreement

China Petrochemical Corporation and Sinopec Corp. entered into the Community Services Agreement on 3 June 2000 and further entered the Continuing Connected Transactions First Supplemental Agreement on 31 March 2006, term of which will end on 31 December 2009. Pursuant to the Continuing Connected Transactions Second Supplemental Agreement dated 21 August 2009, the term of the Community Services Agreement was extended to 31 December 2012. The following services are contemplated to be acquired by the Company under the Community Services Agreement:

(a)
Culture, educational and hygiene services: education and training centres, cadre schools, technical universities, primary schools, secondary schools, technical schools, staff polytechnic schools, medical care and sanitation, culture and physical education, newspapers and magazines, broadcasting and television, printing and other related or similar services.

(b)
Community services: living services (including management centres), property management, environmental sanitation, greening, nurseries, kindergartens, sanatoriums, canteens, collective quarters, public transport, resignation and retirement management, settlement of land occupiers, re-employment service centres and other related or similar services.

The Community Services Agreement has identical pricing mechanism for the Mutual Supply Agreement which is set out in section 1.1(1) above.

(4)           Safety Production Insurance Fund (the “SPI Fund”)

With the approval of the Ministry of Finance, China Petrochemical Corporation has established the SPI Fund. The SPI Fund currently provides insurance cover on a consolidated basis on certain assets used in the operations of the Company.

Under the SPI Fund Document, Sinopec Corp. is required to pay twice a year an insurance premium amounting to 0.2% of the historical value of the fixed assets and the average month-end inventory value of the Company of the previous six months.

After the receipt by China Petrochemical Corporation of the premium from Sinopec Corp., China Petrochemical Corporation will refund 20% of the paid premium to Sinopec Corp. if Sinopec Corp. pays the semi-annual premium on time according to the SPI Fund Document (“Refund”). The Refund would equal to 17% of the paid premium if Sinopec Corp. fails to pay the semi-annual premium on time. The Refund shall be used by Sinopec Corp. in dealing with accidents and potential risks and safety measures, in safety education and training, in preventing major accidents and potential risks, and as rewards to units and individuals who have made a special contribution to safety production.

(5)           Properties Leasing Agreement

On 3 June 2000, China Petrochemical Corporation and Sinopec Corp. entered into the Properties Leasing Agreement which term commenced on 1 January 2000. Properties which will be leased will mainly be used for ancillary production facilities, offices premises and petrol stations operated by the Company. Under the agreement, members of the Sinopec Group have agreed to lease to the Company certain properties with a gross floor area of approximately 2,608,000 square metres. The rent payable under the Properties Leasing Agreement is based on factors including the area of the properties involved, their location and the nature and purpose of use of the properties. The rent may be reviewed once a year and any revised rent shall not be higher than the prevailing market rent. Property taxes and land use fees in relation to the properties shall be borne by the Sinopec Group.

The properties are leased by the Sinopec Group to the Company for a term of 20 years commencing from 1 January 2000.

If China Petrochemical Corporation proposes to sell a property leased by the Company to a third party, Sinopec Corp. shall have a pre-emptive right to purchase such property under the same terms.

(6)           Intellectual Property Licence Agreements

Sinopec Corp. and China Petrochemical Corporation entered into the Intellectual Property Licence Agreements on 3 June 2000. Each of the Intellectual Property Licence Agreements is for a term of 10 years commencing from 1 January 2000. On 21 August 2009, Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Second Supplemental Agreement, pursuant to which the term of each of the Intellectual Property License Agreement was extended to 31 December 2019.

While the above intellectual property rights are granted to the Company at no cost, Sinopec Corp. shall, before 31 December of each year, pay to China Petrochemical Corporation all such expenses which China Petrochemical Corporation has paid in the relevant year according to the relevant laws and regulations for maintaining the validity of the relevant trademarks, patents and computer software.

1.2           Historical Figures and Existing Caps

The historical figures for the past three financial years and the six months ended 30 June 2009 and existing caps of the above Continuing Connected Transactions are set out below:

Transactions	Caps for 2009	2006	2007	2008	Figures for the six months ended 30 June 2009

Mutual Supply Agreement
(i) annual expenditures of the Company for the purchase of products and services (except financial services) from the Sinopec Group	RMB152.8 billion	RMB86.761 billion	RMB96.89 billion	RMB90.52 billion	RMB31.511 billion
(ii) annual revenues generated by the Company for the sale of products and services (except provision of guarantee) to the Sinopec Group	RMB136.2 billion	RMB76.758 billion	RMB62.22 billion	RMB80.262 billion	RMB25.163
(iii) the aggregate of the average month-end balance of deposits and total amount of interest received in respect of these deposits	RMB5.5 billion	RMB1.458 billion	RMB1.704 billion	RMB2.052 billion	RMB1.597 billion

Land Use Rights Leasing Agreement
annual rental payable by the Company	RMB4.5 billion	RMB3.241 billion	RMB3.234 billion	RMB4.234 billion	RMB2.113 billion

Community Services Agreement
annual expenditures for the provision of products and services by the Sinopec Group to the Company	RMB2 billion	RMB1.71 billion	RMB1.621 billion	RMB1.611 billion	RMB0.846 billion

Safety Production Insurance Fund Document
annual premium payable by the Company	RMB1.55 billion	RMB1.074 billion	RMB1.086 billion	RMB1.381 billion	RMB0.82 billion

Transactions	Caps for 2009	2006	2007	2008	Figures for the six months ended 30 June 2009

Properties Leasing Agreement
annual rental payable by the Company	RMB730 million	RMB332 million	RMB364 million	RMB368 million	RMB174 million

*
The original cap was RMB3.5 billion. The cap was adjusted to RMB4.5 billion in August 2008. In relation to the adjustment in August 2008, please refer to the announcement of Sinopec Corp. dated 22 August 2008.

As at the date of this announcement, none of the above annual caps for 2009 had been exceeded.

1.3           Estimated cap amounts of the Continuing Connected Transactions

Sinopec Corp. estimates the annual caps for the applicable Continuing Connection Transactions for the years from 2010 to 2012 to be as follows:

Major Continuing Connected Transactions

(1)
Annual revenues under the Mutual Supply Agreement: The products and services sold by the Company to the Sinopec Group under the Mutual Supply Agreement principally consist of raw materials and petrochemical products such as crude oil, natural gas, refined oil products and petrochemical products. Over the past three years, international prices of raw materials such as crude oil have experienced significant fluctuation. The price of crude oil increased from over US$50 per barrel three years ago to the highest of over US$140 per barrel.

The annual revenues received by the Company in respect of products and services provided to the Sinopec Group under the Mutual Supply Agreement from 2006 to 2008 and the six months ended 30 June 2009, were RMB76.758 billion, RMB6.222 billion, RMB80.262 billion and RMB25.163 billion.

Taking into account the historical figures for the past three years and material uncertainties such as possible price fluctuation in raw materials and products such as crude oil, natural gas, refined oil products and petrochemical products in the next three years, and in view of the revenues which will be generated by the Company through the provision of products and services to the Sinopec Group under the Mutual Supply Agreement, Sinopec Corp. is of the view that flexibility should be built into the caps for such transactions. The proposed caps for the transactions regarding the provision of products and services by Sinopec Corp. under the Mutual Supply Agreement are as follows:

•    2010 — RMB84.3 billion

•    2011 — RMB88.5 billion

•    2012 — RMB91.4 billion

(2)
Annual expenditures of the Company under the Mutual Supply Agreement: The product and services bought by the Company from the Sinopec Group under the Mutual Supply Agreement principally consist of raw materials, certain ancillary raw materials and services required by the major operating business of Sinopec Corp.

The annual expenditures in respect of products and services bought by the Company from the Sinopec Group under the Mutual Supply Agreement from 2006 to 2008 and the six months ended 30 June 2009, were RMB86.761 billion, RMB96.89 billion, RMB90.52 billion, and RMB31.511 billion, respectively.

Taking into account the historical figures for the past three years and material uncertainties such as possible price fluctuation in raw materials and products in the next three years and possible increase of Sinopec Corp.´s oil from PSC, and in view of the necessity of purchasing products and services from the Sinopec Group under the Mutual Supply Agreement for Sinopec Corp.´s continued operation, Sinopec Corp. is of the view that flexibility should be built into the caps for such transactions. The proposed caps for the purchase of products and services by Sinopec Corp. under the Mutual Supply Agreement are as follows:

•    2010 — RMB130.4 billion

•    2011 — RMB137.8 billion

•    2012 — RMB142.6 billion

Non-Major Continuing Connected Transactions

(3)
The total amount of deposits under the Mutual Supply Agreement: The average amount of deposits of the Company with the Sinopec Group´s financial institutions under the Mutual Supply Agreement from 2006 to 2008 and the six months ended 30 June 2009 were RMB1.458 billion, RMB1.704 billion, RMB2.052 and RMB1.597 billion, respectively.

Sinopec Corp. is of the view that the Sinopec Group´s financial institutions can generally offer more favourable terms and interest rates as compared to other financial institutions or banks. As such, Sinopec Corp. is of the view that provided that the potential risks associated can be contained, depositing with the Sinopec Group´s financial institutions on a continuing basis will bring commercial advantages and better returns to Sinopec Corp. and its shareholders as a whole. Taking into account the historical figures estimated, the future business development and cash flow situation of Sinopec Corp. in the future, the proposed caps for the transactions regarding the deposits with the Sinopec Group´s financial institutions under the Mutual Supply Agreement are as follows:

•    2010 — RMB9.5 billion

•    2011 — RMB9.5 billion

•    2012 — RMB9.5 billion

(4)
Land Use Rights Leasing Agreement: during 2006 to 2008 and the six months ended 31 June 2009, the rent payable under the Land Use Rights Leasing Agreement (and its amendment memos) was RMB3.241 billion, RMB3.234 billion, RMB4.234 billion and RMB2.113 billions, respectively. According to the Land Use Rights Leasing Agreement, China Petrochemical Corporation may adjust the rent every three years.

Taking into account the significant increase in the domestic land rent in the recent years and the possible payment of additional rent as a result of potential business expansion, Sinopec Corp. estimates that the total annual rent payable under the Land Use Rights Leasing Agreement (including the rent previously included under the Land Use Rights Leasing (Addition) Agreement), and in respect of the land leased by the Sinopec Group to the subsidiaries of Sinopec Corp., will be RMB6.8 billion for each year from 2010 to 2012. The revised rent has been considered by a PRC qualified property valuer to be still lower than the current market value.

(5)
Community Services Agreement: The fees paid under the Community Services Agreement from 2006 to 2008 and the six months ended 30 June 2009, were RMB1.71 billion, RMB1.621 billion, RMB1.611, and RMB0.846 billion, respectively. Due to the fact that the costs on the community services provided by the Sinopec Group increased, Sinopec Corp. proposed to amend the relevant cap for 2009 to RMB3.5 billion. Taking into account the historical figures and possible increase in the costs of raw material and labour which will results in the future extra needs for education, hygiene and community services, Sinopec Corp. proposes that the annual caps for the Community Services Agreement from 2010 to 2012 shall be RMB3.7 billion, RMB3.9 billion and RMB4.1 billion respectively.

(6)
SPI Fund Document: The premium paid under the SPI Fund Document from 2006 to 2008 and the six months ended 30 June 2009 were RMB1.074 million, RMB1.086 million, RMB1.381 million and RMB0.82 billion, respectively. Due to the Company´s continuous business development, acquisition of the Sinopec Group´s assets and the increase in the investment in fixed assets and inventories, the relevant insured amount increased. As a result, Sinopec Corp. proposes to increase the relevant cap for 2009 to RMB1.8 billion. Taking into account the historical figures and the extra needs of education, hygiene and community services derived from the increase in raw materials and labour costs in future, it is proposed that the annual cap for the SPI Fund Document from 2010 to 2012 shall be RMB2.2 billion, RMB2.6 billion and RMB3.0 billion, respectively.

(7)
Properties Leasing Agreement: The rent paid under the Properties Leasing Agreement from 2006 to 2008 and the six months ended 30 June 2009, were RMB332 million, RMB364 million, RMB368 million and RMB174 million, respectively. Taking into account the historical figures, Sinopec Corp. proposes to maintain an annual cap of RMB730 million for the rent payable under the Properties Leasing Agreement.

Exempted Continuing Connected Transactions

(8)
Intellectual Property Licence Agreements: Based on the historical figures, Sinopec Corp. estimates that the annual fee payable by the Company to the Sinopec Group under the Intellectual Property License Agreements will not exceed 0.1% of each of the percentage ratios (other than the profit ratio). As such, the relevant transactions will be exempt from reporting, announcement and independent shareholders´ approval requirements pursuant to the exemption for de minimis transactions under rule 14A.33 of the HK Listing Rules.

1.4           The HK Listing Rules and The Listing Rules of Shanghai Stock Exchange Requirements

Pursuant to the HK Listing rules and the Listing Rules of Shanghai Stock Exchange, China Petrochemical Corporation, a shareholder of approximately 75.84% interest in Sinopec Corp., and its associates will constitute connected persons of Sinopec Corp. As such, the Continuing Connected Transactions will constitute continuing connected transactions of Sinopec Corp. under the HK Listing Rules. Pursuant to Chapter 14A of the HK Listing Rules, Sinopec Corp. must comply with the reporting, announcement and independent shareholders´ approval requirements in respect of such continuing connected transactions (if necessary).

Pursuant to rule 14A.34 of the HK Listing Rules, the annual caps of each of the transactions under 1.3(3) to (7) above (i.e. the Non-Major Continuing Connected Transactions) are less than 2.5% of the percentage ratios (other than the profit ratio), but more than 0.1% and as such, the transactions in (3) to (7) above will be exempted from the independent shareholders approval requirement pursuant to rule 14A.34 and 14A.66, but will still be subject to reporting and announcement requirements under Chapter 14A of the HK Listing Rules.

The transactions under 1.3(1) to (2) above (i.e. Major Continuing Connected Transactions) will be subject to the reporting, announcement and independent shareholders approval requirements in accordance with rule 14A.35 of the HK Listing Rules.

Sinopec Corp. will convene the EGM for the Independent Shareholders to consider the approval of the Mutual Supply Agreement Amendments, Major Continuing Connected Transactions and the caps for the Major Continuing Connected Transactions and at the request of the Shanghai Stock Exchange, the Non-Major Continuing Connected Transactions at the same time. China Petrochemical Corporation and its associates will abstain from voting at the EGM in respect of the ordinary resolution to approve the above matters. The notice of the EGM, and the circular providing other information regarding the Continuing Connected Transactions and containing the advice of the independent financial adviser to the Independent Board Committee in relation to the matters set out in section 3 below and the recommendation from the Independent Board Committee, will be dispatched to the shareholders in due course. Sinopec Corp. believes that information contained in this announcement and to be contained in the circular will be sufficient for Independent Shareholders to make an informed decision.

2.           REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS

As China Petrochemical Corporation and/or its associates have operated with the Company as an integrated organisation prior to the restructuring of China Petrochemical Corporation and the establishment of Sinopec Corp., a number of internal transactions are being conducted every year. After the restructuring and the listing of the shares of Sinopec Corp. on the Hong Kong Stock Exchange, a number of transactions conducted or to be conducted between the Company and China Petrochemical Corporation and/or its associates have constituted continuing connected transactions under the HK Listing Rules and the Listing Rules of Shanghai Stock Exchange.

The Continuing Connected Transactions of the Company are conducted in the ordinary and usual course of business of the Company. Such transactions will continue to be conducted on an arm´s length basis and on terms that are fair and reasonable to the Company. Owing to the long-term co-operation relationship between the Company and the Sinopec Group and the advantages, good reputation and gigantic scale of the Sinopec Group in various aspects, the Board is of the opinion that the entering into of such transactions on an continuing basis is essential to the continuation of Sinopec Corp.´s business and will be beneficial to the Company as the Continuing Connected Transactions facilitate and will facilitate the business operation and growth of the Company and reduce the unnecessary risks which might incur during the course of operation.

3.           BOARD OF DIRECTORS

The Board considers that the terms of each of the Continuing Connected Transactions are based on normal commercial terms, are fair and reasonable to its Independent Shareholders and are in the interests of Sinopec Corp. and the shareholders as a whole.

According to the requirements of the HK Listing Rules, an Independent Board Committee has been formed and will advise the Independent Shareholders of Sinopec Corp. in connection with the Mutual Supply Agreement Amendments, the Major Continuing Connected Transactions and the new caps for the Major Continuing Connected Transactions. To the best of the Directors´ knowledge, information and belief, having made all reasonable enquiries, no member of the Independent Board Committee has any material interest in the Continuing Connected Transactions.

ICBC International, the independent financial adviser, has been appointed to advise the Independent Board Committee in respect of the fairness and reasonableness of the Mutual Supply Agreement Amendments, the Major Continuing Connected Transactions and the new caps for the Major Continuing Connected Transactions. The independent financial advisers will also advise on the duration of the Land Use Rights Leasing Agreement, the Properties Leasing Agreement and the SPI Fund Document in accordance with rule 14A.35(1) of the HK Listing Rules.

4.           GENERAL INFORMATION

Sinopec Corp. is an integrated energy and chemical company with upstream, midstream and downstream operations and it is the first PRC company publicly listed on the Stock Exchange of Hong Kong, Shanghai, New York and London. The principal operations of Sinopec Corp. and its subsidiaries include: (1) exploring for and developing, producing and trading crude oil and natural gas; (2) processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products; (3) producing, distributing and trading chemical products.

Sinopec Group Company was established in July 1998, and it is an authorized investment organization with a registered capital of RMB130,645,104,000 billion. Its controlling shareholder is the state. Upon reorganization in 2000, Sinopec Group Company transferred its principal petrochemical business to Sinopec Corp., while Sinopec Group Company continues to operate the remaining petrochemical facilities and small-scale oil refineries. It also provides services in well-drilling, well-measuring, under-well operation, production equipments manufacturing and maintenance, engineering construction as well as the utility projects such as water, electricity, and social services.

5.           MUTUAL SUPPLY AGREEMENT AMENDMENTS

Rule 14A.35 of the HK Listing Rules provides that the duration of continuing connected transactions should generally be no more than three years. Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Second Supplemental Agreement under which, among other things, the duration of the Mutual Supply Agreement was extended to 31 December 2012.

Under rule 14A.36 of the HK Listing Rules, the Mutual Supply Agreement Amendments will be subject to the approval of the Independent Shareholders.

6.           DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless otherwise indicated in the context:

“associates”	has the meaning ascribed to it in the HK Listing Rules;

“Board”	the board of directors of Sinopec Corp.;

“China Petrochemical Corporation”	China Petrochemical Corporation, being the controlling shareholder of Sinopec Corp.;

“Community Services Agreement”
the community services agreement dated 3 June 2000 and the supplemental agreement dated 26 September 2000 (as amended by the Continuing Connected Transactions First Supplemental Agreement) regarding the provision of, inter alia, certain cultural, educational, hygiene and community services by the Sinopec Group to the Company;

“Company”	Sinopec Corp. and its subsidiaries;

“Computer Software Licence Agreement”	the computer software licence agreement dated 3 June 2000 regarding the granting of licence by the Sinopec Group to the Company to use certain computer software of the Sinopec Group;

“Continuing Connected Transactions”	the transactions under the Exempted Continuing Connected Transactions, the Non-Major Continuing Connected Transactions and the Major Continuing Connected Transactions;

“Continuing Connected Transactions Agreements”
collectively refer to Mutual Supply Agreement, Land Use Rights Leasing Agreement, Community Services Agreement, SPI Fund Document, Property Leasing Agreement and Intellectual Property License Agreement;

“Continuing Connected Transactions First Supplemental Agreement”	the agreement dated 31 March 2006 entered into between Sinopec Corp. and China Petrochemical Corporation regarding the amendments of the terms of the Continuing Connected

Transactions;

“Continuing Connected Transactions Second Supplemental Agreement”	the agreement dated 21 August 2009 entered into between Sinopec Corp. and China Petrochemical Corporation regarding the amendments of the terms of the Continuing Connected Transactions;

“Directors”	the directors of Sinopec Corp.;

“EGM”
the extraordinary general meeting of Sinopec Corp. to be held for Independent Shareholders of Sinopec Corp. to consider and to approve the Mutual Supply Agreement Amendments, the Major Continuing Connected Transactions, the Non-Major Continuing Connected Transactions and the caps for the Major Continuing Connected Transactions;

“Exempted Continuing Connected Transactions”	the transactions contemplated under the Intellectual Property Licence Agreements;

“HK Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Independent Board Committee”	an independent board committee of the Board comprising all the independent non-executive Directors, namely Liu Zhongli, Ye Qing, Li Deshui, Xie Zhongyu, Chen Xiaojin;

“Independent Shareholders”	the shareholders of Sinopec Corp. other than China Petrochemical Corporation and its associates;

“Intellectual Property Licence Agreements”	the Trademarks Licence Agreement, the Computer Software Licence Agreement and the Patents and Proprietary Technology Licence Agreement;

“ICBC International”
ICBC International Capital Limited, a corporation licensed under the Securities and Futures Ordinance to carry out Type 1 regulated activities (dealing in securities) and Type 6 regulated activities (advising on corporate finance);

“Land Use Rights Leasing Agreement”	the land use rights leasing agreement dated 3 June 2000 (as amended) regarding the leasing of certain land use rights by the Sinopec Group to the Company;

“Land Use Rights Leasing (Additional) Agreement”	the land use rights leasing agreement dated 22 August 2003 regarding the leasing of certain land use rights by the Sinopec Group to the Company;

“Land Use Rights Amendment Memo”	the memo dated 22 August 2008 regarding the amendments to the Land Use Rights Leasing Agreement;

“Land Use Rights Second Amendment Agreement”	the memo dated 21 August 2009 regarding the amendments to

the Land Use Rights Leasing Agreement;

“Major Continuing Connected Transactions”	the transactions relating to the sales and purchases of the products and services under the Mutual Supply Agreement;

“Mutual Supply Agreement”
the mutual supply agreement dated 3 June 2000 and the supplemental agreement dated 26 September 2000 (as amended) regarding the provision of a range of products and services from time to time (1) by the Sinopec Group to the Company; and (2) by the Company to the Sinopec Group;

“Mutual Supply Agreement Amendments”	the extension of the term of the Mutual Supply Agreement for another three years ending on 31 December 2012 pursuant to the Continuing Connected Transactions Second Supplemental Agreement;

“Non-Major Continuing Connected Transactions”
the transactions relating to the deposit of money under the Mutual Supply Agreement, the SPI Fund Document, the Land Use Rights Leasing Agreement, the Community Services Agreement and the Properties Leasing Agreement;

“PSC”	production sharing contracts;

“Patents and Proprietary Technology Licence Agreement”
the patents and proprietary technology licence agreement dated 3 June 2000 regarding the granting of licence by the Sinopec Group to the Company to use certain patents and proprietary technology of the Sinopec Group;

“Properties Leasing Agreement”	the properties leasing agreement dated 3 June 2000 (as amended) regarding the leasing of certain properties by the Sinopec Group to the Company;
“RMB”	the lawful currency of the People´s Republic of China;

“Shanghai Stock Exchange”	the Stock Exchange of Shanghai;

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability;

“Sinopec Group”	China Petrochemical Corporation and its subsidiaries (other than the Company);

“SPI Fund Document”
a document jointly issued in 1997 by the Ministry of Finance and the ministerial level enterprise of China Petrochemical Corporation and its associates before the industry reorganisation in 1998 (Cai Gong Zi 1997 No. 268) relating to the payment of insurance premium by Sinopec Corp. to the China Petrochemical Corporation. Under the SPI Fund Document, Sinopec Corp. is required to pay twice a year an insurance premium. Each time Sinopec Corp. shall pay 0.2%

of the historical value of the fixed assets and the average month-end inventory value of the Company of the previous six months; after China Petrochemical Corporation has received the premium from Sinopec Corp., the China Petrochemical Corporation will refund 20% of the paid premium to Sinopec Corp. if Sinopec Corp. pays the semi-annual premium on time according to the SPI Fund Document (“Refund”). The Refund would be 17% of the paid premium if Sinopec Corp. failed to pay the semi-annual premium on time. The Refund shall be used by Sinopec Corp. in the following manner: 60% shall be used in dealing with accidents and potential risks and safety measures; 20% shall be used in safety education and training and 20% shall be used in preventing major accidents and potential risks and as awards to units and individuals who have made a special contribution to safety production;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Trademarks Licence Agreement”	the trademarks licence agreement dated 3 June 2000 regarding the granting of licence by the Sinopec Group to the Company to use certain trademarks of the Sinopec Group.

By Order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, PRC, 21 August 2009

As at the date of this announcement, the non-executive directors are Messrs. Su Shulin, Zhang Yaocang, Cao Yaofeng, Li Chunguang and Liu Yun; the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Cai Xiyou, Dai Houliang; the independent non-executive directors are Messrs. Liu Zhongli, Ye Qing, Li Deshui, Xie Zhongyu, Chen Xiaojin.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: August 24, 2009